
10011032


Bright Smiles, Bright Futures

Focused Strategies Driving Global Growth


Colgate

Colgate-Palmolive Company 2009 Annual Report


Colgate

Focused Strategies Driving Global Growth

- Succeeding With Consumers, The Profession And Our Customers
- Innovating Everywhere
- Effectiveness And Efficiency In Everything
- Strengthening Leadership Worldwide

India


AJAX
Fête des Fleurs
Fleurs Rouges
Lady Speed Stick
Colgate
Sensitive Pro-Relief
360°
Softsoap
NUTRI SERUMS
NEW
SCIENCE DIET
SIMPLE ESSENTIALS TREATS
ORAL CARE
Helps freshen breath and clean teeth
adult medium nugget
Protex
clean & pure
Palmolive
OXY plus
高露潔
冰爽勁白

Colgate-Palmolive Company is a $15.3 billion global company serving people in more than 200 countries and territories with consumer products that make lives healthier and more enjoyable. The Company focuses on strong global brands in its core businesses — Oral Care, Personal Care, Home Care and Pet Nutrition. Colgate is delivering strong global growth by following a tightly defined strategy to grow market shares for key products, such as toothpaste, toothbrushes, bar and liquid soaps, deodorants/antiperspirants, dishwashing detergents, household cleaners, fabric conditioners and specialty pet food.

Contents

2 Financial Highlights
4 Dear Colgate Shareholder
8 Succeeding With Consumers
10 Succeeding With The Profession
12 Succeeding With Our Customers
14 Innovating Everywhere
16 Effectiveness And Efficiency In Everything
18 Strengthening Leadership Worldwide
20 Colgate's Corporate Governance Commitment
21 Your Board Of Directors
22 Your Management Team
23 Non-GAAP Reconciliation Of Financial Measures
24 Global Financial Review/Form 10-K
IBC Shareholder Information



Colgate
Strong Teeth
All-Around Decay Protection
Calcium + Minerals
200g


Colgate

Another Year Of Double-Digit Earnings Growth

(Dollars in Millions Except Per Share Amounts)	**2009**	2008*	Change
Unit Volume			+0.5%
Worldwide Sales	**$15,327**	$15,330	–
Gross Profit Margin	**58.8%**	56.3%	+250 basis points
Operating Profit	**$ 3,615**	$ 3,101	+17%
Operating Profit Margin	**23.6%**	20.2%	+340 basis points
Net Income	**$ 2,291**	$ 1,957	+17%
Net Income Percent to Sales	**14.9%**	12.8%	+210 basis points
Diluted Earnings Per Share	**$ 4.37**	$ 3.66	+19%
Dividends Paid Per Share	**$ 1.72**	$ 1.56	+10%
Operating Cash Flow	**$ 3,277**	$ 2,302	+42%
Number of Registered Common Shareholders	**30,600**	31,400	-3%
Number of Common Shares Outstanding (in millions)	**494**	501	-1%
Year-end Stock Price	**$ 82.15**	$ 68.54	+20%

Highlights

- Worldwide sales were level with the year ago period. Organic sales (excluding foreign exchange, acquisitions and divestments) grew a strong 6.5%.
- Operating profit, net income and diluted earnings per share all increased at a double-digit rate for the year.
- Gross profit margin increased 250 basis points. Excluding restructuring charges, gross profit margin increased 210 basis points to an all-time record high of 58.8%.
- Operating cash flow grew by 42% to an all-time record level of $3,277 million.
- The quarterly dividend rate increased by 10% in 2009.

*Net income and diluted earnings per share in 2008 include an aftertax charge of $113 million ($0.21 per share) related to the 2004 Restructuring Program. A complete reconciliation between reported results and results excluding the 2004 Restructuring Program is available on Colgate's web site and on page 23 of this report.

As required, the Company adopted an update to the Consolidation Topic of the FASB Codification on January 1, 2009, and as a result of the adoption, certain prior-period amounts attributable to noncontrolling interests in less-than-wholly-owned subsidiaries were reclassified within the Consolidated Statements of Income, Balance Sheets and Cash Flows. While the reclassification had no impact on net income or diluted earnings per share, it did impact the previously reported operating profit and operating cash flow. A complete reconciliation to previously reported amounts is available on Colgate's web site.

United States

"Bright Smiles, Bright Futures" Program Reaches New Milestone

In the United States alone, Colgate's "Bright Smiles, Bright Futures" oral health education and community outreach program has reached over 100 million children since the program began in 1991.


Colgate

Net Sales ($ millions)

Year	Net Sales
2005	$11,397
2006	$12,238
2007	$13,790
2008	$15,330
2009	**$15,327**

Dividends Paid (per common share)

Year	Dividends Paid
2005	$1.11
2006	$1.25
2007	$1.40
2008	$1.56
2009	**$1.72**

Operating Cash Flow ($ millions)

Year	Operating Cash Flow
2005	$1,836
2006	$1,864
2007	$2,252
2008	$2,302
2009	**$3,277**

Operating cash flow in years prior to 2009 has been restated as a result of the Company's adoption of an update to the Consolidation Topic of the FASB Codification on January 1, 2009. A complete reconciliation to previously reported amounts is available on Colgate's web site.

Gross Profit Margin and Additional Information* (% of sales)

Year	Reported	Additional Information*
2005	54.4%	55.3%*
2006	54.8%	56.4%*
2007	56.2%	57.3%*
2008	56.3%	56.7%*
2009		**58.8%**

* Excludes restructuring and implementation-related charges related to the 2004 Restructuring Program that reduced gross profit by $59 million, $154 million, $196 million and $100 million in 2008, 2007, 2006 and 2005, respectively. These charges reduced gross profit margin as a percentage of net sales by 40 basis points, 110 basis points, 160 basis points and 90 basis points in 2008, 2007, 2006 and 2005, respectively. A complete reconciliation between reported results and results excluding charges under the 2004 Restructuring Program and Other Items, including a description of such Other Items, is available on Colgate's web site and on page 23 of this report.

Operating Profit and Additional Information* ($ millions)

Year	Reported	Additional Information*
2005	$2,270	$2,339*
2006	$2,218	$2,566*
2007	$2,720	$2,959*
2008	$3,101	$3,265*
2009		**$3,615**

* Excludes restructuring and implementation-related charges related to the 2004 Restructuring Program that reduced operating profit by $164 million, $259 million, $395 million and $183 million in 2008, 2007, 2006 and 2005, respectively. In addition, 2007, 2006 and 2005 exclude the net impact of certain Other Items that increased operating profit by $20 million, $47 million and $114 million, respectively. A complete reconciliation between reported results and results excluding charges under the 2004 Restructuring Program and Other Items, including a description of such Other Items, is available on Colgate's web site and on page 23 of this report.

Operating profit in years prior to 2009 has been restated as a result of the Company's adoption of an update to the Consolidation Topic of the FASB Codification on January 1, 2009. A complete reconciliation to previously reported amounts is available on Colgate's web site.

Diluted Earnings Per Share and Additional Information*

Year	Reported	Additional Information*
2005	$2.43	$2.64*
2006	$2.46	$2.91*
2007	$3.20	$3.38*
2008	$3.66	$3.87*
2009		**$4.37**

* Excludes restructuring and implementation-related charges related to the 2004 Restructuring Program that reduced diluted earnings per share by $0.21, $0.34, $0.52 and $0.26 in 2008, 2007, 2006 and 2005, respectively. In addition, 2007, 2006 and 2005 exclude the net impact of certain Other Items that increased diluted earnings per share by $0.16, $0.07 and $0.05, respectively. A complete reconciliation between reported results and results excluding charges under the 2004 Restructuring Program and Other Items, including a description of such Other Items, is available on Colgate's web site and on page 23 of this report.

Dear Colgate Shareholder...

Another Year Of Strong Performance In 2009

We are delighted that our strong performance continued in 2009 despite difficult economic conditions worldwide. In a year marked by volatile financial and currency markets and slow economic growth, Colgate's operating profit, net income and diluted earnings per share all increased at a double-digit rate and were at record high levels.

Global sales as reported were $15,327 million, level with the year ago period, while organic sales (excluding foreign exchange, acquisitions and divestments) grew a strong 6.5%. Gross profit margin increased 210 basis points to a record 58.8%, excluding restructuring charges, primarily reflecting the benefits of increased pricing and cost-savings programs.*

Consistent with Colgate's strategy to spend prudently during challenging economic times, advertising spending behind the Company's brands declined 7% year over year but increased as the year progressed and is expected to increase further in 2010. During 2009, the Company also benefited from lower media rates in most areas of the world, allowing for a higher number of consumer impressions versus the prior year at a lower cost.

Our strong balance sheet and cash flow continued. Working capital improved by 290 basis points, from 2.5% to sales in 2008 to -0.4% to sales in 2009, and operating cash flow increased by 42% to a record $3,277 million for the year. The Company's strong cash generation and positive growth momentum led the Board of Directors to authorize a 20% increase in the quarterly dividend rate, effective in the second quarter of 2010, on top of the 10% increase that took effect in 2009. In February 2010, the Board of Directors also authorized a new share repurchase program, under which the Company plans to purchase up to 40 million common shares over the next two years.

Our market shares are healthy around the world, driven by new product introductions and engaging, integrated marketing communications, both in and out of the store. Our global leadership in toothpaste and manual toothbrushes increased to record highs in 2009, and we have seen continued global share growth in other categories, including mouthwash, bar soaps and hand dishwashing liquids.

As we continue to face tough external challenges, we remain confident that we have the right strategy to build on our past successes. We remain highly focused on understanding consumers and working closely with dental professionals in oral care and veterinary professionals in pet care, and with our retail customers; driving innovation in new products and throughout all our business processes; increasing effectiveness and efficiency everywhere; and strengthening our leadership worldwide.



Ian Cook
Chairman, President and Chief Executive Officer

Succeeding With Powerful Go-To-Market Strategies

The close relationships we have with consumers, dental and veterinary professionals, and our retail customers are essential to Colgate's long-term success in a rapidly changing global marketplace. For each of our core businesses of Oral Care, Personal Care, Home Care and Pet Nutrition, we employ powerful go-to-market strategies to continually strengthen these relationships and drive profitable growth.

To best connect with consumers around the world, we create integrated marketing campaigns that combine consistent brand messages to consumers with new ways of reaching them. For our new portable, mini-toothbrush, Colgate Wisp, we are using on-line video and social media, leveraging sites like YouTube and Facebook.

*Restructuring charges pertain only to 2008. A complete reconciliation between reported results and results excluding the 2004 Restructuring Program is available on Colgate's web site and on page 23 of this report.


Colgate

As consumers reassess their brand choices, we are finding new ways to demonstrate the value of premium-priced products. In Mexico, to demonstrate the long-lasting fragrance superiority delivered by Suavitel Magic Moments fabric conditioner, sample towels, which are dated and notarized to attest to having been washed with Magic Moments three months earlier, are available in the store for shoppers to see, touch and smell for themselves. In South Africa, shelf signs in the red wine and coffee aisles remind shoppers they may also want to purchase teeth-whitening aids such as Colgate Max White toothpaste and Colgate Plax Whitening mouthwash.

Recommendations of professionals have made Colgate and Hill's the most recommended brands by dentists and veterinarians worldwide, giving us a valuable competitive advantage, one that is even more important in challenging economic times. We continue to gain both dental and veterinary endorsements by effectively communicating the science and technologies behind our products to the profession through our professional sales force and increased outreach to academics and key opinion leaders.

Dental professionals are playing an important role in building credibility and consumer awareness for our new Colgate Sensitive Pro-Relief toothpaste. We first launched Colgate Sensitive Pro-Relief desensitizing polishing paste for in-office use by dental professionals in April 2009 at a meeting of the International Association for Dental Research, setting the stage for the consumer launch later in the year. The professional product has now been launched in over 45 countries, and the consumer product is rapidly following throughout Europe, Asia and Latin America, adding incremental market share for Colgate everywhere it has been launched.

Our relationship with retail customers continues to strengthen as we invest more in advertising, launch new value-added products and provide dynamic Colgate category plans, all contributing to increasing sales and profitability for Colgate and our retail partners. One important initiative is Joint Business Planning, in which Colgate and its customers set annual objectives that align their strategic priorities and business goals. We work with our customers across business functions, including shopper marketing, customer service and finance to grow the categories and provide better value to consumers.

Accelerating Innovation Everywhere

Innovation permeates the entire Colgate culture, extending creative thinking into all of the Company's business functions and processes.


Hill's
PRESCRIPTION DIET
j/d
Feline
PROVEN
ÉPROUVÉE
Palmolive
TONO PERFECTO
Softsoap
POMEGRANATE & MANGO
Speed Stick
STAINGUARD
Colgate
Suavitel
Adiós al Planchado
Irish Spring
Hair & Body
natural whole care
Tom's of Maine
Palmolive
Naturals
Colgate
Sensitive
enamel protect
Colgate Total

Growth Highlights Of Five Divisions

North America (19% of sales)

- Sales and unit volume grew 3.5% and 4.0%, respectively, in 2009.
- Operating profit increased 22%.
- Colgate's leadership of the U.S. toothpaste market continued, with its market share at 36.2% for the year.
- Colgate's share of the manual toothbrush market in the U.S. reached a record 32.2%, up 5.2 share points versus year ago, driven by the success of new Colgate Wisp portable mini-brush.

Hill's Pet Nutrition (14% of sales)

- Sales and unit volume declined 0.5% and 7.5%, respectively, in 2009.
- Operating profit increased 2%.
- Unit volume in 2009 was impacted by price increases taken to help offset significant increases in commodity costs.
- Veterinary recommendations for the Hill's brand remain high worldwide.
- Innovative new products succeeding in the U.S. include an expanded line of Science Diet Simple Essentials Treats Canine available in seven varieties.



Latin America (28% of sales)

- Sales and unit volume grew 5.5% and 3.0%, respectively, in 2009.
- Operating profit increased 15%.
- Strong sales of premium-priced offerings such as Colgate Total Professional Sensitive and Colgate Total Professional Whitening toothpastes, Colgate 360° ActiFlex manual toothbrush, Colgate Plax Complete Care mouthwash and Suavitel Magic Moments fabric conditioner contributed to share gains throughout the region.

Greater Asia/Africa (17% of sales)

- Unit volume grew 2.0% in 2009, and sales were level with the year ago period.
- Operating profit increased 20%.
- Colgate Sensitive Pro-Relief, Colgate Total Professional Clean, Colgate 360° Whole Mouth Clean and Darlie Sensitive Gum Protection toothpastes, Colgate 360° ActiFlex and Colgate Max White manual toothbrushes, and Protex Clean & Pure bar soap contributed to growth throughout the region.

Europe/South Pacific (22% of sales)

- Sales declined 8.0% in 2009 and unit volume was level with the year ago period, excluding divestments.
- Operating profit was level with the year ago period.
- Colgate Sensitive Pro-Relief, Colgate Total Advanced Clean, Colgate Max Fresh with Mouthwash Beads toothpastes, Colgate 360° ActiFlex and Colgate Max White manual toothbrushes, Palmolive Naturals Cherry Blossom shower milk and liquid hand soap, and Ajax Professional liquid cleaners contributed to share gains throughout the region.

We are focused on providing value-added new products at every price point across categories globally. In Personal Care, for example, Protex Aloe antibacterial bar soap was launched at the base level and Protex Clean & Pure at the premium level. Protex Clean & Pure is specially formulated to help reduce the accumulation of bacteria and remove dirt and excess oil for clearer, healthier skin.

Our research and development function, with its strong scientific discipline, is organized into teams focused on specific activities within the innovation process. These include conducting early research, exploring external innovation opportunities, developing products that meet consumer needs through the incorporation of innovative technologies, and ensuring quality through consistent global implementation and support for products on an ongoing basis.

The introduction of Colgate 360° ActiFlex manual toothbrush was the result of several of these areas coming together. The unique design of a flexible head that gently bends to clean in all directions was led by the Colgate technology team in collaboration with a leading design firm specializing in high-end car design.

Greater Efficiency And Effectiveness In Everything We Do

Colgate places great emphasis on initiatives that improve efficiency and effectiveness in order to accelerate growth and increase profitability. Savings generated from cost


Colgate

reduction initiatives can be reinvested in growth-building activities to help the Company consistently achieve its profit goals.

We are sharply focused on driving business simplification in everything we do. This ongoing global priority is transforming the way we operate around the world. This includes harmonizing our formulas and packaging globally and regionally. At Hill's, for example, a 35% reduction in the number of different large-size bags in which Hill's sells its products has reduced costs by $5 million. Projects such as this, across all of Colgate's core businesses, are adding up to hundreds of millions of dollars of savings annually.

Colgate Business Planning, or CBP, continues to generate efficiencies in trade promotion spending. CBP is an end-to-end commercial planning and execution process, supported by SAP software, that helps determine the most efficient use of promotional spending by measuring actual performance against goals and plans for each brand. In Thailand, for example, Colgate learned that value-pack promotions for several categories offering free extra product generate better results than temporary price reductions, and led to higher return on investment and incremental margin growth for Colgate.

Strengthening Leadership Worldwide

Colgate's continuing success as a leading global consumer products company relies on the commitment of Colgate people at all levels and functions to demonstrate personal leadership every day, guided by the Company's three global values of Caring, Continuous Improvement and Global Teamwork.

Training and development for all Colgate people is an integral part of working at Colgate. In addition to taking courses to build the skills needed to meet key business goals, Colgate people are also required to attend courses that place strong emphasis on how to conduct business ethically and with respect for all people and all cultures.

We are also committed to strengthening our leadership role in caring for communities where we live, work and sell our products. Since 1991, Colgate's largest and most comprehensive global oral health initiative, "Bright Smiles, Bright Futures," has been providing oral health education to millions of children and their families around the world. In addition, Hill's is partnering with animal shelters around the world to encourage pet adoption and provide participating shelters with a stable supply of Hill's Science Diet/Plan, which is fed exclusively to the dogs and cats under their care.

Similarly, as a leading global manufacturer of bar and liquid hand soaps, Colgate is educating consumers about the benefits of hand washing in preventing the spread of disease, working with public officials, academia, local schools and clinics. In South Africa, for example, to celebrate global hand-washing day, over 1,800 children joined the Protex brand spokesperson, rugby player Bryan Habana, to set a new standing in the Guinness Book of World Records for the largest number of people washing their hands simultaneously in the same place.

Outlook

Colgate is positioned well for the future due to our financial strength, market leading positions in many of our core categories around the world, a proven business strategy that has helped us succeed in strong and weak economic environments, and a dedicated global team of Colgate people working together to achieve our business goals.

Colgate ended a year marked by external economic challenges with excellent results and strong business momentum. As we move forward, we remain extremely focused on understanding today's consumer mindset and on delivering value-added new products at all price points globally. We are also firmly committed to further strengthening our relationships with the profession and our customers and to becoming even more efficient and effective in all of our business processes. Although we expect competitive and economic challenges to continue, we are confident that these strategies will help us achieve sustainable growth and another year of strong financial performance in 2010.

I wish to thank all Colgate people worldwide for their personal commitment and efforts in making 2009 another successful year for your Company, and express appreciation for the support of our customers, suppliers, shareholders and directors.

Thank You,

Ian Cook

Ian Cook
Chairman, President and Chief Executive Officer


Colgate

Succeeding With Consumers


SORIANA
$15.90

Mexico

Providing Families With Innovative Fabric Conditioners

In Mexico, Suavitel fabric conditioner has been helping families care for their clothes for over 37 years and today is the leading fabric conditioner in that market. Colgate is succeeding with consumers by using advanced technologies to provide new product benefits consumers want. For example, the unique formula for Suavitel Magic Moments contains an encapsulated technology that provides touch-release fragrance for months after washing, and new Suavitel Goodbye Ironing dramatically reduces wrinkles, saving ironing time.



China

Growing Toothpaste Leadership

Colgate's share of the toothpaste market continues to strengthen in China, an important emerging market of 1.3 billion consumers where the toothpaste category has grown 60% over the past three years.

Strengthening Colgate's connection with consumers around the world and providing them with innovative, value-added Oral Care, Personal Care, Home Care and Pet Nutrition products is a cornerstone of Colgate's strategy to drive global growth.

With more than half of purchase decisions now being made in the store, connecting with consumers while they shop is more important than ever. Colgate's global shopper marketing initiative focuses on analyzing in-store behavior to convert shoppers into buyers. In Thailand, for example, Colgate captured the attention of mouthwash users at the store shelf by offering a trial size of Colgate Plax mouthwash and allowing shoppers to sample different variants right in the store. To attract non-users of mouthwash, who may not go down the mouthwash aisle, the trial size of Colgate Plax was offered on a movable display in other areas of the store. As a result, in just one year, the market share for Colgate Plax jumped from 1% to 14%, its share of the retail shelf increased from 2% to 20%, and the mouthwash category grew by 25%.

Colgate is also reaching consumers with integrated marketing communications that include a mix of traditional and new media, as well as creative promotional activities. In Latin America, for example, the launch of new Lady Speed Stick Depil Control deodorant, designed to provide a closer shave experience and a smoother skin feel, included television, magazine and outdoor advertising, a web site and extensive in-store display materials, all featuring heroine Barbara Blade, the brand's well-known spokeswoman who leads a busy, adventurous lifestyle. Since the launch, market shares for Lady Speed Stick deodorant have grown nearly a full share point throughout the region.



Colgate
Colgate
高露洁
Colgate

Succeeding With The Profession

Colgate's strong relationships with dental and veterinary professionals build credibility, endorsement and long-term brand loyalty for Colgate's Oral Care and Pet Nutrition businesses.

To strengthen its relationships with dental professionals worldwide, Colgate follows a 10-point plan of guidelines that build scientific support and recommendation for Colgate products. The guidelines cover a range of sales, marketing and promotional activities such as sampling, participating in Oral Health Month, obtaining dental seals of approval and attending dental conventions to enhance the profession's understanding of the science and research behind our products and technologies.

To further strengthen its partnership with the dental community, in 2009 Colgate developed a new global training program for the Company's professional sales force



Dentist
Dentist
Colgate
Get freedom from sensitive teeth
Colgate
Sensitive Pro-Relief
PROVE IT
INSTANT RELIEF

(known as "detailers") who visit dental offices. The program develops Colgate detailers to serve as oral care consultants who provide valuable scientific information to dental professionals. During the training, the detailers work closely with managers in marketing and scientific affairs to improve their ability to communicate the science behind Colgate products and increase professional endorsements.

Similarly, at Hill's, veterinary practitioners are provided with ongoing professional education and support, and are invited to tour Hill's state-of-the-art scientific research center, known as the Pet Nutrition Center, in Topeka, Kansas, to see firsthand the care and sophistication of the Hill's product development process. Dentists participate in similar tours of the oral care portion of Colgate's Global Technology Center in Piscataway, New Jersey.


Colgate


Hill's
Pet Health and Nutrition
ONTARIO
VETERINARY
COLLEGE
GUELPH, CANADA


reatment
itivity
Colgate
Sensitive Pro-Relief
PROVE IT
TO YOURSELF

Hill's Pet Nutrition

Supporting Education In Pet Nutrition For Veterinarians

In partnership with the University of Guelph's Ontario Veterinary College, Canada's largest veterinary education program, Hill's Pet Nutrition is helping to place greater emphasis on nutritional training. The program now includes pet nutrition as part of its core curriculum and provides veterinary students with extensive hands-on training with clients and patients at the Hill's-sponsored veterinary primary care hospital on campus. As a result, the next generation of veterinarians is becoming more knowledgeable about pet nutrition and better able to educate their clients about healthy diets for their pets.

United Kingdom

Gaining Professional Endorsements With Breakthrough Technology

The patented technology in Colgate Sensitive Pro-Relief toothpaste offers instant and long-lasting relief for tooth sensitivity, a condition that affects over one billion people globally. Prior to the consumer launch, this powerful new toothpaste was introduced first to dental professionals and distributed only in pharmacies. Colgate Sensitive Pro-Relief toothpaste has now been introduced to consumers and is being rolled out in mass retail outlets throughout Europe, Asia and Latin America. Overall, this strategy builds credibility with the dental profession and has contributed to Colgate toothpaste being the brand recommended and used most often by dentists worldwide.


Colgate

Succeeding With Our Customers


Colgate
Protex

South Africa

Working With Small Shop Owners To Offer The Best Product Assortment

Identifying the right assortment of Colgate products is especially important in small stores, where space is limited. Colgate works closely with small shop owners giving them the information they need to select the best combination of products for their store. As a result, consumers, shop owners and Colgate benefit with stronger sales driven by better meeting consumers' needs.

Guatemala

Collaborating To Provide Shoppers In-Store Trial

With more than half of purchase decisions now being made in the store, Colgate works closely with retailers around the world to communicate product benefits at the shelf. In Guatemala, elaborate displays allow shoppers to experience the moisturizing benefits of Palmolive Nutri-Milk bar soap right in the store, while Colgate representatives are available to discuss product benefits and distribute samples. This program and others like it have strengthened Colgate's leadership of the bar soap market throughout Latin America, with Colgate's regional market share in that category now at a record 28.2%.


Nuevo
Palmolive
Nutri-Milk
HIPER PAIZ

Working together, Colgate and its customers identify ways to offer shoppers the best value and service, leading to increased sales for both Colgate and the retailer.

Around the world, Colgate is working closely with thousands of small shop owners and local wholesalers to ensure greater availability of Colgate products, as well as to provide the right assortment of products with best visibility on the store shelf. For instance, to drive distribution and greater awareness for Colgate Twister Fresh manual toothbrush in the Antioquia region of Colombia, Colgate provided shop owners with training on product benefits, and utilized in-store signage and displays along with local media support and endorsement from local dental professionals. Within three months of the campaign, Colgate's toothbrush market share in that region grew from 24% to 43%.

Joint Business Planning in certain areas is another way Colgate is strengthening its relationships with the retail trade. Cross-functional customer teams, including personnel from customer development, marketing, customer service and finance, jointly develop long-term strategic plans with their counterparts at our retail customers. Colgate's retail partners have welcomed the collaboration, which is leading to growth for them and for Colgate.

Treating all customers with transparency, fairness and integrity is a priority at Colgate. All Colgate people who have contact with customers are required to complete a workshop on implementing the Company's global commercial selling principles. The principles set forth guidelines on how to achieve Colgate's business goals in a dynamic, global marketplace, while maintaining Colgate's commitment to its values and to upholding the highest ethical standards in its business dealings.


Palmolive
Nutri-Milk

Innovating Everywhere

Innovation is encouraged and rewarded at Colgate across all functions, processes and geographies because creative thinking is a key ingredient in driving profitable growth.

Providing consumers with a stream of innovative new products across categories is contributing to growing market shares around the world. One innovation doing very well in Europe is Science Plan Healthy Mobility Canine, a new wellness food for dogs that promotes active mobility, supports joint flexibility and enhances ease of movement.

In the U.S., where consumers are increasingly searching for multi-benefit products, new Softsoap Nutri-Serums bodywash is infused with nutrient-rich softening serum pearls similar to the serums used in facial products to deliver softer, healthier-looking skin.

Innovation at Colgate extends beyond product development to all business processes. In Australia, a creative


Colgate
wisp
CON TUS DIENTES LIMPIOS
CUANDO QUIERAS,
DONDE SEA
Colgate
wisp
Colgate
wisp
COLGATE-PALMOLIVE

marketing campaign for toothbrushes drove manual toothbrushes to their highest market share ever. The campaign, called Invisible Nasties, reminded shoppers that they should replace their toothbrushes regularly to prevent the buildup of invisible bacteria on brushes over time. The campaign included extensive in-store promotional materials, such as in-aisle commercials, displays, retail shelf signs and calendar reminder stickers.

Colgate is also using creative ways to stimulate the product development ideation process, such as the Global Technology Challenge. The goal of the program is to address specific business challenges by encouraging Colgate's global technology community to think "out of the box" and collaborate via on-line brainstorming sessions. Over 720 Colgate people participated in the most recent challenge focused on underarm products, which led to several creative solutions.


Colgate


Anne!
önce
sen!
Çocuğunuzun
dişlerini
fırçalamasını
istiyorsanız,
önce siz
fırçalayın.
Günde 2 defa dakika!
12 saat koruma
Colgate Total
Colgate

Mom! You First!

Turkey

Creative Marketing Driving Growth

In Turkey, when Colgate researchers learned that mothers will brush their own teeth more in order to serve as role models for their children, an innovative, integrated marketing campaign was created with the theme, "Mom! You First!" After just one month, the campaign, which included engaging in-store displays and communication, as well as advertising in magazines, newspapers and retailer web sites, contributed to higher market shares for Colgate toothpaste and toothbrushes, each up 1.4 percentage points. The program was so successful that it is now being expanded into other markets.


JUST BRUSHED CLEAN
ANYTIME,
ANYWHERE
Colgate
wisp

United States

Colgate Wisp Mini-Brush Winning With Consumers

One of a kind, new Colgate Wisp disposable mini-brush contains a breath-freshening bead that is used without water, designed for on-the-go teeth cleaning and breath freshening. Targeted toward young adults with a busy lifestyle, Colgate's marketing campaign for Wisp uses a mix of traditional media as well as non-traditional promotional activities such as on-line contests, social media and sampling on college campuses. In just 10 months, Wisp has gained 5.0% of the U.S. manual toothbrush market, with Colgate's overall share of the U.S. manual toothbrush market reaching a record 32.2% for the year, up 5.2 share points versus year ago.


Colgate

Effectiveness And Efficiency In Everything


Water Recovery System

United States

Increasing Efficiency With A New Water Recovery System

Consistent with Colgate's commitment to sustainability, workers at Colgate's Morristown, New Jersey, facility developed a way to recover water rejected for use in Softsoap formulas by redirecting it and putting it through a water purification system in the plant. The new system recovers more than 26 gallons of water per minute, reducing water waste by almost 95% and resulting in savings of $250,000 per year.

Global

Generating Savings By Simplifying Formulas And Packaging

Focusing on business simplification everywhere, Colgate is reducing the number of product formulas and packaging globally. Led by the Home Care team in Europe, where formulas have been reduced by 20% and the number of different bottle types was reduced from 84 to 22, the global business simplification efforts are not only generating ongoing cost savings and less complexity, but are also creating more environmentally-sound products and packaging.


AJAX

Colgate continuously looks for more efficient ways of doing business in order to fund new product development and marketing activities, and deliver greater profitability.

Colgate's ongoing Global Funding the Growth program has consistently delivered savings averaging over $400 million each year for the last five years and reached an all-time record level in 2009. In one example, by opening a new environmentally sustainable distribution center in Portland, Oregon, Colgate improved service to its customers in the Pacific Northwest, while reducing fuel and transportation costs and carbon dioxide emissions.

Colgate is also generating savings on indirect purchases, which are managed by a team of global and local procurement specialists. In real estate, for example, the Company renegotiated with current suppliers for better lease terms in several countries around the world, including one European office where the new lease agreement generated over $1.3 million in savings.

Colgate has also expanded its manufacturing capacity for dry dog food and for toothbrushes with the opening of four new highly efficient plants. New Hill's plants in Emporia, Kansas, and Hustopece, Czech Republic, will supply the U.S. and European markets, respectively. New toothbrush plants supplying global markets were opened in Vietnam and in Sanxiao, China, where over one billion toothbrushes are produced per year.

An ongoing business simplification initiative is generating significant savings by reducing the number of formulas, packaging, ingredients and items, known as stock keeping units or SKUs, for all of the Company's core businesses. For example, in South Africa, the overall number of SKUs was reduced by 23%.


Reducing Packaging Complexity
Before
After
AJAX
Fête des Fleurs
MARSEILLE


Colgate

Strengthening Leadership Worldwide

Colgate's long-term success is linked to its culture, which encourages all Colgate people to demonstrate personal leadership every day. Personal leadership involves not only delivering superior business results but also dedication to Colgate's global values of Caring, Continuous Improvement and Global Teamwork.

Leadership at Colgate extends to caring for our communities. Colgate's "Bright Smiles, Bright Futures" global oral health initiative brings oral health education and preventive services to children all over the world and has reached more than 500 million children in 80 countries and in 30 languages since the program's inception in 1991.

Similarly, Colgate partners with public health officials worldwide to reach millions of children annually with its "Clean Hands, Good Health" global hand-washing program, which features Protex antibacterial soap.

Team-building activities within Colgate are also focused on social responsibility. For example, Colgate's leadership team for the Greater Asia division spent two days working together in partnership with the Tabitha Foundation to assist in building houses for impoverished families in Cambodia.

Colgate's commitment to developing personal leadership is a formal process that includes goal setting, training courses to strengthen skills and support personal development, and ongoing feedback from managers. On-line tools for career planning can be accessed directly by Colgate people in more than 90 countries in 17 different languages.


You Can Make
A Difference

Global

Recognizing Outstanding Colgate Employees

Since 1986, the Chairman's You Can Make A Difference (YCMAD) award program has been the premier recognition program for all Colgate people around the world. The program has recognized thousands of Colgate people at all levels, whose outstanding achievements have contributed to Colgate's success. Global winners receive shares of Colgate stock and a trip to corporate headquarters in New York to meet with senior management and be recognized at the Company's annual shareholder meeting. Many of the process improvements, product innovations and problem solutions recognized with YCMAD awards have become global best practices.


sPet.com/SecondChance
Veterinarians' #1 Choice
Science Diet
HELP SAVE
1 MILLION
HOMELESS PETS
HillsPet.com/SecondChance

Hill's Pet Nutrition

Encouraging Adoptions Of Homeless Pets

Hill's Pet Nutrition's ongoing Second Chance For Love pet adoption campaign helped place nearly one million dogs and cats into new homes in the United States last year. Hill's partners with over 1,100 animal shelters across the country to encourage pet adoption, last year donating almost 20 million pounds of Hill's Science Diet pet food to participating shelters. The campaign includes promotions with major pet food retailers and adoption drives, like the one pictured at left, where specially trained Hill's representatives inform prospective pet owners about the benefits of feeding Science Diet to their new pet and provide product samples.

Colgate's Corporate Governance Commitment


Colgate

Governance is an ongoing commitment shared by our Board of Directors, our management and all other Colgate people. At Colgate, we believe strongly that good corporate governance accompanies and greatly aids our long-term business success. This success has been the direct result of Colgate's key business strategies, including its focus on core product categories and global brands, people development programs emphasizing "pay for performance" and the highest business standards. Colgate's Board has been at the center of these key strategies, helping to design and implement them, and seeing that they guide the Company's operations.

Our Board of Directors is independent, experienced and diverse.
The Board believes that an independent director should be free of any relationship with Colgate or its senior management that may in fact or appearance impair the director's ability to make independent judgments, and has adopted strict independence standards based on this principle. Colgate's Board of Directors is comprised entirely of outside independent directors, with the exception of Ian Cook, Chairman, President and CEO. As its present directors exemplify, Colgate also values experience in business, education and public service fields, international experience, educational achievement, strong moral and ethical character and diversity. To further enhance the Board's independence, the independent directors of the Board meet regularly in executive session without the CEO present. These sessions are led by a presiding director, whose role is described in Colgate's Corporate Governance Guidelines. Each independent director serves a one-year term as presiding director in accordance with an established schedule.

Our Board focuses on key business priorities and leadership development.
The Board plays a major role in developing Colgate's business strategy. It reviews the Company's strategic plan and receives detailed briefings throughout the year on critical aspects of its implementation. The Board also has extensive involvement in succession planning and people development with special focus on CEO succession. It discusses potential successors to key executives and examines backgrounds, capabilities and appropriate developmental assignments.

Open communication between and among directors and management fosters effective oversight.
Both inside and outside the boardroom, Colgate's directors have frequent and direct contact with Colgate's management. Key senior managers regularly join the directors during Board meetings and in more informal settings, and together they actively participate in candid discussions of various business issues. Between scheduled Board meetings, directors are invited to, and often do, contact senior managers with questions and suggestions. Communication among the directors is enhanced by the relatively small size of Colgate's Board, which fosters openness and active discussion, and by regular meetings of the independent directors without the CEO present.

Established policies guide governance and business integrity.
First formalized in 1996, Colgate's "Guidelines on Significant Corporate Governance Issues" are reviewed periodically to ensure that they are state-of-the-art. Formal charters define the duties of each Board committee and guide their execution. Colgate's Corporate Governance Guidelines and all Committee Charters are available on our web site at www.colgate.com. Additionally, the Board sponsors the Company's Code of Conduct and Business Practices Guidelines, which promote the highest ethical standards in all of the Company's business dealings.

Our Board plays an active role overseeing the integrity of the financial statements of the Company.
The Board is committed to the quality, integrity and transparency of Colgate's financial reports. This commitment is reflected in Colgate's long-standing policies and procedures, including an internal audit group monitoring financial controls worldwide, independent auditors who have a broad mandate and an independent Audit Committee overseeing these areas.

Good governance is the responsibility of all Colgate people.
Colgate people worldwide are committed to living our global values of Caring, Continuous Improvement and Global Teamwork in all aspects of our business. By managing with respect, Colgate people create an environment of open communication, teamwork and personal responsibility. A constant dedication to good governance shapes our Colgate culture and ultimately leads to good business results.

Good governance thrives from continuous improvement.
Each year, the Board evaluates its performance against criteria that the Board has determined are important to its success, including one or more of the following topics: financial oversight, succession planning, compensation, corporate governance, strategic planning and Board structure and role. Self-evaluations of the Board's committees are also conducted annually. Complementing the Board and committee self-evaluations, the Board has also developed an individual director evaluation process under which directors evaluate their peers every few years. This valuable feedback is shared with each director to identify areas of strength and areas of focus for enhanced effectiveness.



9
7
6
2
1
5
8
4
3

Your Board Of Directors

1. Ian Cook
Chairman, President and Chief Executive Officer of Colgate-Palmolive Company. Mr. Cook joined Colgate in the United Kingdom in 1976 and progressed through a series of senior marketing and management roles around the world. He became Chief Operating Officer in 2004, with responsibility for operations in North America, Europe, Central Europe, Asia and Africa. In 2005, Mr. Cook was promoted to President and Chief Operating Officer, responsible for all Colgate operations worldwide, and was elected President and Chief Executive Officer in 2007. Elected director in 2007 and Chairman effective January 1, 2009. Age 57

2. John T. Cahill, Independent Director
Industrial Partner, Ripplewood Holdings LLC, a private equity firm, since 2008. Since February 2009, Mr. Cahill has also served as Chairman of Hostess Brands, Inc. (formerly Interstate Bakeries Corp.). Previously, Mr. Cahill was Chairman of The Pepsi Bottling Group, Inc. (PBG). Mr. Cahill joined PepsiCo in 1989 and held multiple senior financial and operating leadership positions there and at PBG. In 2001, he was named Chief Executive Officer of PBG and, in 2003, Chairman and CEO. He was appointed Executive Chairman of PBG in 2006 and held that position until 2007. Elected director in 2005. Age 52

3. Jill K. Conway, Independent Director, Retiring
Former Visiting Scholar, Program in Science, Technology and Society at Massachusetts Institute of Technology, from 1985 to 2008. Mrs. Conway was President of Smith College from 1975 to 1985. We sincerely thank Mrs. Conway for over two decades of distinguished service to Colgate and extend our best wishes for her retirement. Age 75

4. Ellen M. Hancock, Independent Director
Former President of Jazz Technologies and President and Chief Operating Officer of its predecessor Acquicor Technology, Inc. from 2005 to 2007. Mrs. Hancock previously was the Chairman and Chief Executive Officer of Exodus Communications, Inc. from 2000 to 2001, Executive Vice President of R&D and Chief Technology Officer at Apple Computer Inc., Executive Vice President and COO at National Semiconductor, and Senior Vice President at IBM. Elected director in 1988. Age 66

5. David W. Johnson, Independent Director
Chairman Emeritus of Campbell Soup Company. Mr. Johnson previously was Campbell Chairman from 1993 to 1999 and President and Chief Executive Officer from 1990 to 1997 and March 2000 to January 2001. From 1987 to 1989, he variously served as Chairman, Chief Executive Officer and President of Gerber Products Company. Elected director in 1991. Age 77

6. Richard J. Kogan, Independent Director
Former President and Chief Executive Officer of Schering-Plough Corporation from 1996 to 2003. Mr. Kogan was also Chairman of Schering-Plough Corporation from 1998 to 2002. Mr. Kogan joined Schering-Plough as Executive Vice President, Pharmaceutical Operations in 1982 and became President and Chief Operating Officer of that company in 1986. Elected director in 1996. Age 68

7. Delano E. Lewis, Independent Director
Senior Fellow, New Mexico State University since 2006. Former U.S. Ambassador to South Africa from December 1999 to July 2001. Mr. Lewis served as the Chief Executive Officer and President of National Public Radio from 1994 to 1998, and President and Chief Executive Officer of Chesapeake & Potomac Telephone Company from 1988 to 1993, having joined that company in 1973. Director from 1991 to 1999 and since 2001. Age 71

8. J. Pedro Reinhard, Independent Director
Former Executive Vice President and Chief Financial Officer of The Dow Chemical Company (Dow) from 1995 to 2005. Mr. Reinhard previously held a series of senior international, financial and operating positions at Dow, which he joined in 1970. Elected director in 2006. Age 64

9. Stephen I. Sadove, Independent Director
Chairman and Chief Executive Officer of Saks Incorporated (Saks). Mr. Sadove joined the management team of Saks as Vice Chairman in 2002, serving as Chief Operating Officer from 2004 to 2006. Mr. Sadove has served as Chief Executive Officer of Saks since 2006 and was named Chairman in 2007. Prior to joining Saks, Mr. Sadove held a series of key positions at Bristol-Myers Squibb Company. Elected director in 2007. Age 58

Welcome, Helene D. Gayle, Independent Director



President and Chief Executive Officer of CARE USA, one of the world's leading humanitarian organizations. Prior to joining CARE in 2006, Dr. Gayle previously held senior positions with the Bill and Melinda Gates Foundation and the Centers for Disease Control and Prevention. As a distinguished expert and leader in the global public health field, she brings to Colgate's Board a deep understanding of the importance of health and hygiene around the world where Colgate's oral and personal care products are sold. Elected director in 2010. Age 54

Welcome, Joseph Jimenez, Independent Director



Chief Executive Officer of Novartis AG, a global pharmaceutical company. Prior to joining Novartis in 2007, Mr. Jimenez was President and CEO of H.J. Heinz's North American and European businesses and held senior leadership positions at ConAgra Grocery Products. Mr. Jimenez brings to Colgate's Board extensive leadership experience in the consumer products industry. Elected director in 2010. Age 50.

Audit Committee:
David W. Johnson, Chair, John T. Cahill, Jill K. Conway, Ellen M. Hancock, Richard J. Kogan

Nominating and Corporate Governance Committee:
Delano E. Lewis, Chair, Jill K. Conway, Deputy Chair, Ellen M. Hancock, David W. Johnson, Stephen I. Sadove

Finance Committee:
Ellen M. Hancock, Chair, Richard J. Kogan, Delano E. Lewis, J. Pedro Reinhard

Personnel and Organization Committee:
Richard J. Kogan, Chair, John T. Cahill, Deputy Chair, Jill K. Conway, David W. Johnson, Delano E. Lewis, J. Pedro Reinhard, Stephen I. Sadove

Your Management Team

***Ian Cook,** 57
Chairman, President and Chief Executive Officer

See biographical information on page 21.

***Michael J. Tangney,** 65
Vice Chairman

Mr. Tangney is responsible for Hill's Pet Nutrition and Colgate's South Pacific businesses, and strategic direction of our important Global Shopper Marketing initiative. Mr. Tangney joined Colgate in 1971 and held various U.S. and international management positions in Latin America and Europe. He was appointed to his current position in 2010, having most recently been Chief Operating Officer, Colgate-Europe, Greater Asia and Africa.

***Fabian Garcia,** 50
Chief Operating Officer, Europe, Global Marketing, Customer Development, Supply Chain & Technology

Mr. Garcia joined Colgate in 2003 as President, Colgate-Asia Pacific. He was appointed to his current position in 2010, having most recently been EVP, President, Colgate-Latin America & Global Sustainability. Prior to joining Colgate, Mr. Garcia was Senior Vice President of International Operations at the Timberland Company.

***Franck J. Moison,** 56
Chief Operating Officer, Emerging Markets

After joining Colgate in France in 1978, Mr. Moison advanced through marketing and management positions in Europe and at the corporate level. He was appointed to his current position in 2010, having most recently been President, Global Marketing, Supply Chain & Technology.

***Stephen C. Patrick,** 60
Chief Financial Officer

Joined Colgate in 1982 after having been a Manager at Price Waterhouse. Before being named CFO in 1996, Mr. Patrick held a series of key financial positions, including Vice President and Corporate Controller and Vice President-Finance for Colgate-Latin America.

***Andrew D. Hendry,** 62
Senior Vice President, General Counsel and Secretary

Joined Colgate in 1991 from Unisys, where he was Vice President and General Counsel. A graduate of Georgetown University and NYU Law School, Mr. Hendry has also been a corporate attorney at a New York law firm and at Reynolds Metals Company (now part of Alcoa, Inc.).

Manual Arrese
VP, Global Supply Chain

Todd Atwood
VP, Global Integrated Marketing Communications

Andrea Bernard
VP, Global Legal

Joseph M. Bertolini
VP, Global Budget & Planning

Mauricio Boscan
VP, Colgate-Latin America

Bob Boucher
VP, Customer Service & Logistics

Peter Brons-Poulsen
VP & GM, GABA International

Don Buchner
VP, Hill's Pet Nutrition

Nigel B. Burton
President, Global Oral Care

Marsha Butler
VP, Global Oral Care

Scott Cain
VP, International Tax

Burc Cankat
VP & GM, Colgate-Global Export

James Capraro
VP, Global Information Technology

Antonio Caro
President, Global Customer Development

Wayne Carter
VP, Hill's Pet Nutrition

Jay Cassidy
VP, Audit

Peter C. Chase
VP, Global Consumer & Market Knowledge

Constantina Christopoulou
VP, Global R&D

Martin J. Collins
VP, Global Human Resources

Stephen J. Conboy
VP, Colgate-U.S.

Michael A. Corbo
VP, Global Supply Chain

Mike Crowe
VP, Global Information Technology

***Alec de Guillenchmidt**
President, Colgate-Europe

Mukul Deoras
VP & GM, Colgate-South Asia Region

Bill DeVizio
VP, Global R&D

Robert W. Dietz
VP, Global Design & Packaging

Catherine Dillane
VP, Colgate-North America

Victoria Dolan
VP, Colgate-Europe

***Hector I. Erezuma**
VP, Taxation

Joergen Erichsen
VP & GM, Hill's Pet Nutrition-Europe

Bradley Farr
VP & GM, Colgate-Southern Cone/Latin America

James S. Figura
VP, Global Consumer Insights

Jean-Luc Fischer
VP & GM, Global Home Care

Laura Flavin
VP, Global Human Resources

Nadine Flynn
VP, Chief Trademark Counsel

Stephen J. Fogarty
VP, Worldwide Shopper Marketing

Chester P.W. Fong
VP, Colgate-Greater Asia

Robert E. Frazier
VP, Colgate-Latin America

Diana Geofroy
VP, Colgate-Latin America

Peggy Gerichter
VP & GM, Colgate-Central American Region

***Nina D. Gillman**
VP, Deputy General Counsel & Assistant Secretary

Peter Graylin
VP, Colgate-Europe

Tom Greene
VP, Chief Information Officer

***David R. Groener**
VP, Global Supply Chain

Jan Guifarro
VP, Corporate Communications

John Guiney
VP, Colgate-Greater Asia

Julian Gutierrez
VP, Oral Care, Supply Chain, Colgate-Europe

Luis Gutierrez
VP & GM, Colgate-West Andean Region/Latin America

Jack J. Haber
VP, Global Advertising & e-Business

Suzan F. Harrison
President, Hill's Pet Nutrition, North America

Roland Heincke
VP, Colgate-Europe

***Dennis J. Hickey**
VP & Corporate Controller

Raymond Ho
VP, Global Toothbrush Division

Bob Holland
VP, Ethics & Compliance

Sheila A. Hopkins
VP & GM, Professional Oral Care

Al Horning
VP, Hill's Pet Nutrition

Traci Hughes-Velez
VP, Colgate-Africa/Middle East

***John J. Huston**
VP, Office of The Chairman

N. Jay Jayaraman
VP, Global Oral Care

Scott W. Jeffery, Jr.
President, Colgate-Canada

Malcolm Jones
VP, Global Strategy & Planning

Robert G. Kirkpatrick
VP, Global Media

Joy D. Klemencic
VP, Hill's Pet Nutrition

Raj Kohli
VP, Global R&D

Kostas Kontopanos
VP, Hill's Pet Nutrition

John Kooyman
VP & GM, Colgate-Iberia

Wojciech Krol
VP & GM, Colgate-Poland & Baltics

Andrea Lagioia
VP & GM, Colgate-France

Leo Laitem
VP, Global R&D

Kim Seng Lim
VP, Colgate-Greater Asia

Diane Loiselle
VP, Hill's Pet Nutrition

Moira Loten
VP, Global Marketing

William H. Lunderman
VP, Global Design & Packaging

Louis Mancinelli
VP, Colgate-Europe

***Daniel B. Marsili**
SVP, Global Human Resources

***Ronald T. Martin**
VP, Sustainability & Global Social Responsibility

Beth McQuillan
VP, Global Legal

Maria Fernanda Mejia
VP & GM, Global Personal Care

Cesar Melo
VP, Colgate-Europe

Richard Mener
President, Colgate-Africa/Middle East

Tom Mintel
VP, Global Toothbrush Division

Steven K. Morse
VP, Hill's Pet Nutrition

Andrea Motyka
VP, Global R&D

Josue M. Muñoz
VP & GM, Colgate-Caribbean Region

Francisco Muñoz Ramirez
VP & GM, Colgate-Russia

Vinod Nambiar
VP & GM, Colgate-Italy

James A. Napolitano
VP, Colgate-U.S.

Jean-Marc Navez
VP, Colgate-France

***Rosemary Nelson**
VP, Deputy General Counsel, Operations

Debra Nichols
VP, Hill's Pet Nutrition

Tom O'Brien
Chief Executive Officer, Tom's of Maine

***Elaine Paik**
VP & Corporate Treasurer

Ellen Park
VP, Global Legal

Terrell Partee
VP, Global R&D

Chris E. Pedersen
VP & GM, Colgate-South Pacific

Brent Peterson
VP, Global R&D, Supply Chain

Joan Pierce
VP, Global Design & Packaging

Robert C. Pierce
VP, Global R&D

Hans L. Pohlschroeder
VP, Treasury

Massimo Poli
VP & GM, Colgate-Nordic Group

Ricardo Ramos
VP & GM, Colgate-Brazil

Katherine Hargrove Ramundo
VP, Deputy General Counsel

Peter Richardson
VP, Colgate-Greater Asia

Mary Beth Robles
VP, Global R&D

Louis Ruggiere
VP & GM, Hawley & Hazel, Taiwan

Robert Russo
VP, Global Technology

Bernal Saborio
VP, Colgate-Latin America

Jeffrey Salguero
VP, Global Advertising

***Derrick E.M. Samuel**
President, Colgate-Greater Asia

Alain Semeneri
VP, Colgate-Europe

Scott Sherwood
VP & GM, Colgate-UK & Ireland

Phil Shotts
VP & Assistant Corporate Controller

James C. Shoultz
VP & GM, Colgate-Mexico

***Justin Skala**
President, Colgate-Latin America

Michael Sload
VP, Marketing, Colgate-U.S.

Leonard D. Smith
VP, Finance, Global Customer Development & Advertising

Scott Smith
VP, Hill's Pet Nutrition

Andreas Somers
VP, Global R&D

Rick Spann
VP, Global Supply Chain

Neil Stout
VP, Hill's Pet Nutrition

Robert Tatera
VP, Colgate-Africa/Middle East

***Bina H. Thompson**
VP, Investor Relations

***Neil Thompson**
President & CEO, Hill's Pet Nutrition

Linda Topping
VP, Global Supply Chain

Paul Trueax
VP, Colgate-North America

Panagiotis Tsourapas
VP & GM, Global Toothbrush Division

Patricia Verduin
Chief Technology Officer

Lucie Claire Vincent
VP & GM, Colgate-Philippines

Lefteris Vitalis
VP & GM, Colgate-South Africa

Anthony R. Volpe
VP, Global Oral Care

***Noel R. Wallace**
President, Colgate-North America & Global Sustainability

Jerome Webb
VP, Colgate-Greater Asia

Katherine S. Weida
VP, Global Legal

Richard J. Wienckowski
VP, Hill's Pet Nutrition

David K. Wilcox
VP, Global R&D

Francis M. Williamson
VP, Colgate-Latin America

***Greg Woodson**
VP, Chief Ethics & Compliance Officer

Ruben Young
VP & GM, Colgate-Venezuela

Juan Pablo Zamorano
VP & GM, Colgate-China

Julie A. Zerbe
VP, Global Human Resources

*Corporate Officer

Non-GAAP Reconciliation Of Financial Measures

The following is provided to supplement certain non-GAAP financial measures discussed in the letter to shareholders and the financial highlights section of this report (pages 2-7) both as reported (on a GAAP basis) and excluding the impact of certain items (non-GAAP), as explained below. Management believes these non-GAAP financial measures provide useful supplemental information to investors regarding the underlying business trends and performance of the Company's ongoing operations and are useful for period-over-period comparisons of such operations. The Company uses these financial measures internally in its budgeting process and as a factor in determining compensation. While the Company believes that these non-GAAP financial measures are useful in evaluating the Company's business, this information should be considered as supplemental in nature and is not meant to be considered in isolation or as a substitute for the related financial information prepared in accordance with GAAP. In addition, these non-GAAP financial measures may not be the same as similar measures presented by other companies.

(Dollars in Millions Except Per Share Amounts)	2008				2007			
	Gross Profit Margin	Operating Profit [8]	Net Income	Diluted EPS	Gross Profit Margin	Operating Profit [8]	Net Income	Diluted EPS
As Reported (GAAP)	**56.3%**	**$3,101**	**$1,957**	**$3.66**	**56.2%**	**$2,720**	**$1,737**	**$3.20**
Restructuring Charges [1]	0.4%	164	113	0.21	1.1%	259	184	0.34
Gain on Bleach Sales [2]	–	–	–	–	–	(49)	(29)	(0.05)
Hill's Voluntary Product Recall [3]	–	–	–	–	–	14	8	0.01
Tax Adjustments [4]	–	–	–	–	–	–	(74)	(0.14)
Pension Settlement Charges [5]	–	–	–	–	–	15	10	0.02
Excluding Restructuring and Other Items (Non-GAAP)	**56.7%**	**$3,265**	**$2,070**	**$3.87**	**57.3%**	**$2,959**	**$1,836**	**$3.38**

	2006				2005			
	Gross Profit Margin	Operating Profit [8]	Net Income	Diluted EPS	Gross Profit Margin	Operating Profit [8]	Net Income	Diluted EPS
As Reported (GAAP)	**54.8%**	**$2,218**	**$1,353**	**$2.46**	**54.4%**	**$2,270**	**$1,351**	**$2.43**
Restructuring Charges [1]	1.6%	395	287	0.52	0.9%	183	145	0.26
Gain on Bleach Sales [2]	–	(47)	(38)	(0.07)	–	–	–	–
Pension Settlement Charges [5]	–	–	–	–	–	34	23	0.04
Gain on Detergent Sales [6]	–	–	–	–	–	(148)	(93)	(0.17)
Tax on Incremental Remittances [7]	–	–	–	–	–	–	41	0.08
Excluding Restructuring and Other Items (Non-GAAP)	**56.4%**	**$2,566**	**$1,602**	**$2.91**	**55.3%**	**$2,339**	**$1,467**	**$2.64**

1) The restructuring charges relate to the restructuring program that began in the fourth quarter of 2004 and was finalized as of the end of 2008 (the 2004 Restructuring Program). These restructuring charges include separation-related costs, incremental depreciation and asset write-downs, and other costs related to the implementation of the 2004 Restructuring Program.
2) In 2007, the Company recorded a $29 million aftertax gain associated with the sale of the Company's household bleach business in Latin America. In 2006, the Company recorded a $38 million aftertax gain associated with the sale of the Company's household bleach business in Canada.
3) In 2007, the Company recorded an $8 million aftertax charge related to the limited voluntary product recall of certain Hill's feline products.
4) In 2007, the Company recorded $74 million of net tax adjustments consisting of the reduction of a tax loss carryforward valuation allowance in Brazil, partially offset by tax provisions for the recapitalization of certain overseas subsidiaries.
5) In 2007 and 2005, the Company recorded a $10 million and a $23 million aftertax charge, respectively, associated with certain pension obligations in accordance with the Compensation – Retirement Benefits Topic of the Financial Accounting Standards Board (FASB) Codification.
6) In 2005, the Company recorded a $93 million aftertax gain associated with the sale of the Company's heavy-duty laundry detergent brands in North America and Southeast Asia.
7) In 2005, the Company recorded a $41 million income tax charge for incremental repatriation of foreign earnings related to the American Jobs Creation Act.
8) Operating profit in years prior to 2009 has been restated as a result of an update to the Company's adoption of the Consolidation Topic of the FASB Codification on January 1, 2009. A complete reconciliation to previously reported amounts is available on Colgate's web site.

Global Financial Review


Turkey

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________.

Commission File Number 1-644



Received SEC
MAR 25 2010
Washington, DC 20549



COLGATE-PALMOLIVE COMPANY

(Exact name of registrant as specified in its charter)

DELAWARE	13-1815595
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
300 Park Avenue, New York, New York	10022
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code 212-310-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1.00 par value	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes☐ No☒

The aggregate market value of Colgate-Palmolive Company Common Stock held by non-affiliates as of June 30, 2009 (the last business day of its most recently completed second quarter) was approximately $35.2 billion.

There were 493,747,179 shares of Colgate-Palmolive Company Common Stock outstanding as of January 31, 2010.

DOCUMENTS INCORPORATED BY REFERENCE:

Documents	Form 10-K Reference
Portions of Proxy Statement for the 2010 Annual Meeting	Part III, Items 10 through 14

Colgate-Palmolive Company
Table of Contents

		Page
Part I		
Item 1.	Business	1
Item 1A.	Risk Factors	4
Item 1B.	Unresolved Staff Comments	8
Item 2.	Properties	8
Item 3.	Legal Proceedings	8
Item 4.	Submission of Matters to a Vote of Security Holders	11
Part II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	12
Item 6.	Selected Financial Data	12
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	13
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	29
Item 8.	Financial Statements and Supplementary Data	29
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	29
Item 9A.	Controls and Procedures	30
Item 9B.	Other Information	30
Part III		
Item 10.	Directors, Executive Officers and Corporate Governance	31
Item 11.	Executive Compensation	32
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	32
Item 13.	Certain Relationships and Related Transactions and Director Independence	32
Item 14.	Principal Accountant Fees and Services	32
Part IV		
Item 15.	Exhibits and Financial Statement Schedules	33
Signatures		34

PART I

ITEM 1. BUSINESS

(a) General Development of the Business

Colgate-Palmolive Company (together with its subsidiaries, the "Company" or "Colgate") is a leading consumer products company whose products are marketed in over 200 countries and territories throughout the world. Colgate was founded in 1806 and incorporated under the laws of the State of Delaware in 1923.

For recent business developments and other information, refer to the information set forth under the captions "Executive Overview and Outlook," "Results of Operations" and "Liquidity and Capital Resources" in Part II, Item 7 of this report.

(b) Financial Information about Segments

Worldwide Net sales and Operating profit by business segment and geographic region during the last three years appear under the caption "Results of Operations" in Part II, Item 7 of this report and in Note 14 to the Consolidated Financial Statements.

(c) Narrative Description of the Business

The Company manages its business in two product segments: Oral, Personal and Home Care; and Pet Nutrition. Colgate is a global leader in Oral Care with the leading toothpaste and manual toothbrush brands throughout many parts of the world according to value share data provided by ACNielsen. Colgate's Oral Care products include Colgate Total and Colgate Max Fresh toothpastes, Colgate 360° manual toothbrushes and Colgate and Colgate Plax mouth rinses. Colgate's Oral Care business also includes dental floss and pharmaceutical products for dentists and other oral health professionals.

Colgate is a leader in many product categories of the Personal Care market with global leadership in liquid hand soap. Colgate's Personal Care products include Palmolive and Softsoap brand shower gels, Palmolive, Irish Spring and Protex bar soaps and Speed Stick and Lady Speed Stick deodorants and antiperspirants. Colgate is the market leader in liquid hand soap in the U.S. with its line of Softsoap brand products according to value share data provided by ACNielsen. Colgate's Personal Care business outside the U.S. also includes Palmolive and Caprice shampoo and conditioners.

Colgate manufactures and markets a wide array of products for Home Care, including Palmolive and Ajax dishwashing liquids, Fabuloso and Ajax household cleaners and Murphy's Oil Soap. Colgate is a market leader in fabric conditioners with leading brands including Suavitel in Latin America and Soupline in Europe.

Sales of Oral, Personal and Home Care products accounted for 41%, 22% and 23%, respectively, of total worldwide sales in 2009. Geographically, Oral Care is a significant part of the Company's business in Greater Asia/Africa, comprising approximately 69% of sales in that region for 2009.

Colgate, through its Hill's Pet Nutrition segment (Hill's), is a world leader in specialty pet nutrition products for dogs and cats with products marketed in over 95 countries around the world. Hill's markets pet foods primarily under two trademarks: Science Diet, which is sold by authorized pet supply retailers and veterinarians for everyday nutritional needs; and Prescription Diet, a range of therapeutic products sold by veterinarians to help nutritionally manage disease conditions in dogs and cats. Sales of Pet Nutrition products accounted for 14% of the Company's total worldwide sales in 2009.

For more information regarding the Company's worldwide sales by product categories, refer to Notes 1 and 14 to the Consolidated Financial Statements.

Research and Development

Strong research and development capabilities and alliances enable Colgate to support its many brands with technologically sophisticated products to meet consumers' oral, personal and home care and pet nutrition needs. The Company's spending related to research and development activities was $269 million, $253 million and $247 million during 2009, 2008 and 2007, respectively.

Distribution; Raw Materials; Competition; Trademarks and Patents

The Company's products are generally marketed by a direct sales force at individual operating subsidiaries or business units. In some instances, distributors or brokers are used. No single customer accounts for 10% or more of the Company's sales.

Most raw and packaging materials are purchased from other companies and are available from several sources. No single raw or packaging material represents, and no single supplier provides, a significant portion of the Company's total material requirements. For certain materials, however, new suppliers may have to be qualified under industry, government and Colgate standards, which can require additional investment and take some period of time. Raw and packaging material commodities such as resins, tallow, corn and soybeans are subject to market price variations.

The Company's products are sold in a highly competitive global marketplace, which has experienced increased trade concentration and the growing presence of large-format retailers and discounters. Products similar to those produced and sold by the Company are available from competitors in the U.S. and overseas. Certain of the Company's competitors are larger and have greater resources than the Company. In addition, private label brands sold by retail trade chains are a source of competition for certain product lines of the Company. Product quality and innovation, brand recognition, marketing capability and acceptance of new products largely determine success in the Company's business segments.

Trademarks are considered to be of material importance to the Company's business. The Company follows a practice of seeking trademark protection in the U.S. and throughout the world where the Company's products are sold. Principal global and regional trademarks include Colgate, Palmolive, Mennen, Speed Stick, Lady Speed Stick, Softsoap, Irish Spring, Protex, Sorriso, Kolynos, Elmex, Tom's of Maine, Ajax, Axion, Fabuloso, Soupline, Suavitel, Hill's Science Diet and Hill's Prescription Diet. The Company's rights in these trademarks endure for as long as they are used and registered. Although the Company actively develops and maintains a portfolio of patents, no single patent is considered significant to the business as a whole.

Environmental Matters

The Company has programs that are designed to ensure that its operations and facilities meet or exceed standards established by applicable environmental rules and regulations. Capital expenditures for environmental control facilities totaled $15 million for 2009. For future years, expenditures are currently expected to be of a similar magnitude. For additional information regarding environmental matters refer to Note 13 to the Consolidated Financial Statements.

Employees

As of December 31, 2009, the Company employed approximately 38,100 employees.

Executive Officers of the Registrant

The following is a list of executive officers as of February 25, 2010:

Name	Age	Date First Elected Officer	Present Title
Ian Cook	57	1996	Chairman of the Board President and Chief Executive Officer
Michael J. Tangney	65	1993	Vice Chairman
Stephen C. Patrick	60	1990	Chief Financial Officer
Andrew D. Hendry	62	1991	Senior Vice President General Counsel and Secretary
Fabian T. Garcia	50	2003	Chief Operating Officer, Europe, Global Marketing, Customer Development, Supply Chain and Technology
Franck J. Moison	56	2002	Chief Operating Officer Emerging Markets
Dennis J. Hickey	61	1998	Vice President and Corporate Controller
Ronald T. Martin	61	2001	Vice President Global Social Responsibility
John J. Huston	55	2002	Vice President Office of the Chairman
Delia H. Thompson	60	2002	Vice President Investor Relations
Hector I. Erezuma	65	2005	Vice President Taxation
Daniel B. Marsili	49	2005	Vice President Global Human Resources
Gregory P. Woodson	58	2007	Vice President Chief Ethics and Compliance Officer
Nina D. Gillman	56	2008	Vice President Deputy General Counsel, Global Legal Organization and Assistant Secretary
David R. Groener	55	2008	Vice President Global Supply Chain
Alexandre de Guillenchmidt	64	2008	President Colgate-Europe
Rosemary Nelson	62	2008	Vice President Deputy General Counsel, Operations
Derrick E.M. Samuel	53	2008	President Colgate – Greater Asia
Justin P. Skala	50	2008	President Colgate-Latin America
Noel R. Wallace	46	2009	President Colgate North America and Global Sustainability
Neil Thompson	54	2009	President and Chief Executive Officer Hill's Pet Nutrition, Inc
Elaine Paik	45	2009	Vice President and Corporate Treasurer

Each of the executive officers listed above has served the registrant or its subsidiaries in various executive capacities for the past five years.

Under the Company's By-Laws, the officers of the corporation hold office until their respective successors are chosen and qualified or until they have resigned, retired or been removed by the affirmative vote of a majority of the Board of Directors. There are no family relationships between any of the executive officers, and there is no arrangement or understanding between any executive officer and any other person pursuant to which the executive officer was elected.

(d) Financial Information about Geographic Areas

For financial data by geographic region, refer to the information set forth under the caption "Results of Operations" in Part II, Item 7, of this report and in Note 14 to the Consolidated Financial Statements. For a discussion of risks associated with our international operations, see Item 1A, "Risk Factors."

(e) Available Information

The Company's web site address is www.colgate.com. The information contained on the Company's web site is not included as a part of, or incorporated by reference into, this Annual Report on Form 10-K. The Company makes available, free of charge, on its web site its annual reports on Form 10-K, its quarterly reports on Form 10-Q, its interactive data files posted pursuant to Rule 405 of Regulation S-T, its current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the Exchange Act) as soon as reasonably practicable after the Company has electronically filed such material with, or furnished it to, the United States Securities and Exchange Commission (the SEC). Also available on the Company's web site are the Company's Code of Conduct and Corporate Governance Guidelines, the charters of the Committees of the Board of Directors, reports under Section 16 of the Exchange Act of transactions in Company stock by directors and officers and its proxy statements.

ITEM 1A. RISK FACTORS

Set forth below is a summary of the material risks to an investment in our securities. These risks are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also have an adverse effect on us. If any of the below risks actually occur, our business, results of operations, cash flows or financial condition could suffer, which might cause the value of our securities to decline.

We face risks associated with significant international operations.

We operate on a global basis with approximately 75% of our net sales coming from markets outside the U.S. While geographic diversity helps to reduce the Company's exposure to risks in any one country or part of the world, it also means that we are subject to the full range of risks associated with significant international operations, including, but not limited to:

- changes in exchange rates for foreign currencies, which may reduce the U.S. dollar value of revenue we receive from non-U.S. markets or increase our labor or supply costs in those markets,
- exchange controls and other limits on our ability to repatriate earnings from overseas,
- political or economic instability or changing macroeconomic conditions in our major markets,
- lack of well-established or reliable legal systems in certain areas where the Company operates,
- foreign ownership restrictions and nationalization or expropriation of property or other resources, and
- foreign or domestic legal and regulatory requirements resulting in potentially adverse tax consequences or the imposition of onerous trade restrictions or other government controls.

These risks could have a significant impact on our ability to sell our products on a competitive basis in international markets and may have a material adverse effect on our results of operations, cash flows and financial condition. We monitor our foreign currency exposure to minimize the impact on earnings of foreign currency rate movements through a combination of cost-containment measures, selling price increases and foreign currency hedging. We cannot provide assurances, however, that these measures will succeed in offsetting any negative impact of foreign currency rate movements on our business and results of operations.

For example, our results of operations will be adversely impacted by the recent designation of Venezuela as hyper-inflationary and the subsequent currency devaluation in Venezuela. Exchange controls in Venezuela could also have an adverse impact on our results of operations. For additional information regarding the potential impact of the risks associated with our operations in Venezuela, refer to Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations – Executive Overview and Outlook" and Note 18 to the Consolidated Financial Statements.

Uncertain global economic conditions and disruptions in the credit markets may adversely affect our business.

Uncertain global economic conditions could adversely affect our business. Recent global economic trends pose challenges to our business and could result in declining revenues, profitability and cash flow. Although we continue to devote significant resources to support our brands, during periods of economic uncertainty consumers may switch to economy brands, which could reduce sales volumes of our products or result in a shift in our product mix from higher margin to lower margin product offerings. Additionally, retailers may increase pressure on our selling prices or increase promotional activity for lower-priced or value offerings as they seek to maintain sales volumes and margins.

While we currently generate significant cash flows from our ongoing operations and have access to global credit markets through our various financing activities, any disruption in the credit markets could limit the availability of credit or the ability or willingness of financial institutions to extend credit, which could adversely affect our liquidity and capital resources. If any financial institutions that are parties to our revolving credit facility supporting our commercial paper program or other financing arrangements, such as interest rate or foreign exchange hedging instruments, were to declare bankruptcy or become insolvent, they may be unable to perform under their agreements with us. This could leave us with reduced borrowing capacity or unhedged against certain interest rate or foreign currency exposures. In addition, tighter credit markets may lead to business disruptions for certain of our suppliers, contract manufacturers or trade customers which could, in turn, adversely impact our business.

Significant competition in our industry could adversely affect our business.

We face vigorous competition around the world, including from other large, multinational consumer product companies, some of which have greater resources than we do. We face this competition in several aspects of our business, including, but not limited to, the pricing of products, promotional activities, advertising and new product introductions.

We may be unable to anticipate the timing and scale of such activities or initiatives by competitors or to successfully counteract them, which could harm our business. In addition, the cost of responding to such activities and initiatives may affect our financial performance in the relevant period. Our ability to compete also depends on the strength of our brands and on our ability to protect our patent, trademark and trade dress rights and to defend against related challenges brought by competitors. A failure to compete effectively could adversely affect our growth and profitability.

Changes in the policies of our retail trade customers and increasing dependence on key retailers in developed markets may adversely affect our business.

Our products are sold in a highly competitive global marketplace which has experienced increased trade concentration and the growing presence of large-format retailers and discounters. With the growing trend toward retail trade consolidation, we are increasingly dependent on key retailers, and some of these retailers, including large-format retailers, may have greater bargaining strength than we do. They may use this leverage to demand higher trade discounts, allowances or slotting fees, which could lead to reduced sales or profitability. We may also be negatively affected by changes in the policies of our retail trade customers, such as inventory de-stocking, limitations on access to shelf space, delisting of our products, environmental initiatives and other conditions. In addition, private label products sold by retail trade chains, which are typically sold at lower prices than branded products, are a source of competition for certain of our product lines, including liquid hand soap.

The growth of our business depends on the successful development and introduction of new products.

Our growth depends on the continued success of existing products as well as the successful development and introduction of new products and line extensions, which face the uncertainty of retail and consumer acceptance and reaction from competitors. In addition, our ability to create new products and line extensions and to sustain existing products is affected by whether we can:

- develop and fund technological innovations,
- receive and maintain necessary patent and trademark protection,
- obtain governmental approvals and registrations of regulated products,
- comply with U.S. Food and Drug Administration (FDA) and other governmental regulations, and
- anticipate consumer needs and preferences successfully.

The failure to develop and launch successful new products could hinder the growth of our business and any delay in the development or launch of a new product could result in the Company not being the first to market, which could compromise our competitive position.

Volatility in material and other costs and our increasing dependence on key suppliers could adversely impact our profitability.

Raw and packaging material commodities such as resins, tallow, corn and soybeans are subject to wide price variations. Increases in the costs and availability of these commodities and the costs of energy, transportation and other necessary services may adversely affect our profit margins if we are unable to pass along any higher costs in the form of price increases or otherwise achieve cost efficiencies such as in manufacturing and distribution. In addition, our move to global suppliers, for materials and other services in order to achieve cost reductions and simplify our business, has resulted in an increasing dependence on key suppliers. For certain materials, new suppliers may have to be qualified under industry, government and Colgate standards, which can require additional investment and take some period of time. While we believe that the supplies of raw materials needed to manufacture our products are adequate, global economic conditions, supplier capacity constraints and other factors could affect the availability of, or prices for, those raw materials.

Damage to our reputation could have an adverse effect on our business.

Maintaining our strong reputation with consumers and our trade partners globally is critical to selling our branded products. Accordingly, we devote significant time and resources to programs designed to protect and preserve our reputation, such as our Ethics and Compliance, Sustainability, Brand Protection and Product Safety, Regulatory and Quality initiatives. In particular, adverse publicity about product safety or quality and similar types of concerns, real or imagined, or the allegations of product contamination or tampering, whether or not valid, may result in a product recall or reduced demand for our products. A significant product recall could tarnish the image of the affected brands and cause consumers to choose other products.

In addition, from time to time, third parties sell counterfeit versions of our products. To the extent that third parties sell products that are counterfeit versions of our brands, consumers of our brands could confuse our products with products that they consider inferior, or that pose safety risks, which could cause them to refrain from purchasing our brands in the future and in turn could impair our brand equity and adversely affect our business.

Similarly, adverse publicity regarding our responses to health concerns, our environmental impacts, including packaging, energy and water use and waste management, or other sustainability issues, whether or not deserved, could jeopardize our reputation. Damage to our reputation or loss of consumer confidence in our products for any of these reasons could have a material adverse effect on our business, as well as require resources to rebuild our reputation.

Our business is subject to regulation in the U.S. and abroad.

The manufacture, packaging, labeling, storage, distribution, advertising and sale of our products are subject to extensive regulation in the U.S. and abroad. This regulation includes, but is not limited to, the following:

- in the U.S.
  - our products and the manufacture of our products are subject to regulation and review and/or approval by the Food and Drug Administration (FDA) as well as by the Consumer Product Safety Commission and the Environmental Protection Agency (EPA),
  - our product claims and advertising are regulated by the Federal Trade Commission, the FDA and the EPA and, in addition,
  - state and local agencies regulate in parallel to the above agencies;
- we are also subject to similar regulation in the foreign countries in which we manufacture and sell our products; and
- our selling practices are regulated by competition authorities in the U.S. and abroad.

A finding that we are in violation of, or out of compliance with, applicable laws or regulations could subject us to civil remedies, including fines, damages, injunctions or product recalls, or criminal sanctions, any of which could have a material adverse effect on our business. Even if a claim is unsuccessful, is not merited or is not fully pursued, the negative publicity surrounding such assertions regarding our products or processes could adversely affect our reputation and brand image. For information regarding our European competition matters, see Item 3, "Legal Proceedings" and Note 13 to the Consolidated Financial Statements.

We comply with the regulatory requirements applicable to the manufacture and sale of the products we currently market. New or more restrictive regulations or more restrictive interpretations of existing regulations, however, could have an adverse impact on our business. For example, from time to time, various regulatory authorities and consumer groups in Europe, the U.S. and other countries request or conduct reviews of the use of certain ingredients in consumer products, including triclosan. A finding by a regulatory authority that triclosan, or any other of our ingredients, should not be used in certain consumer products or should otherwise be newly regulated, could have an adverse impact on our business, as could negative reactions by our consumers, trade customers or non-governmental organizations to our use of such ingredients. Currently, Colgate uses triclosan in certain of its oral, personal and home care products, including Colgate Total toothpaste, Softsoap brand liquid hand soap, Palmolive dish liquid and Protex bar soap.

Our business is subject to the risks inherent in global manufacturing and sourcing activities.

The Company is engaged in manufacturing and sourcing of products and materials on a global scale. We are subject to the risks inherent in such activities, including, but not limited to:

- industrial accidents or other occupational health and safety issues,
- environmental events,
- strikes and other labor disputes,
- disruptions in logistics,
- loss or impairment of key manufacturing sites,
- raw material and product quality or safety issues,
- natural disasters, acts of war or terrorism and other external factors over which we have no control.

While we have business continuity and contingency plans for key manufacturing sites and the supply of raw materials, significant disruption of manufacturing for any of the above reasons could interrupt product supply and, if not remedied, have an adverse impact on our business. In addition, if our products, or raw materials contained in our products, are found or perceived to be defective or unsafe, we may need to recall some of our products; our reputation and brand image could be diminished; and we could lose market share or become subject to liability claims, any of which could have a material adverse effect on our business.

Our success depends upon our ability to attract and retain key employees and the succession of senior management.

Our success largely depends on the performance of our management team and other key employees. If we are unable to attract and retain talented, highly qualified senior management and other key people, our future operations could be adversely affected. In addition, if we are unable to effectively provide for the succession of senior management, including our Chief Executive Officer, our business may be materially adversely affected. While we follow a disciplined, ongoing succession planning process and have succession plans in place for senior management and other key executives, these do not guarantee that the services of qualified senior executives will continue to be available to us at particular moments in time.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company owns or leases approximately 330 properties which include manufacturing, distribution, research and office facilities worldwide. Our corporate headquarters is located in leased property at 300 Park Avenue, New York, New York.

In the U.S., the Company operates approximately 60 properties of which 14 are owned. Major U.S. manufacturing and warehousing facilities used by the Oral, Personal and Home Care segment of our business are located in Morristown, New Jersey; Morristown, Tennessee; and Cambridge, Ohio. The Pet Nutrition segment has major facilities in Bowling Green, Kentucky; Topeka, Kansas; Emporia, Kansas; Commerce, California; and Richmond, Indiana. The primary research center for Oral, Personal and Home Care products is located in Piscataway, New Jersey and the primary research center for Pet Nutrition products is located in Topeka, Kansas. Piscataway, New Jersey also serves as our global data center.

Overseas, the Company operates approximately 270 properties, of which 70 are owned, in over 70 countries. Major overseas facilities used by the Oral, Personal and Home Care segment of our business are located in Australia, Brazil, China, Colombia, France, Italy, Mexico, Poland, South Africa, Thailand, Venezuela, Vietnam and elsewhere throughout the world. The Pet Nutrition segment has a major facility in the Czech Republic.

All of the facilities we operate are well maintained and adequate for the purpose for which they are intended.

ITEM 3. LEGAL PROCEEDINGS

The Company is contingently liable with respect to lawsuits, environmental matters and other matters arising in the normal course of business.

Brazilian Matters

In 2001, the Central Bank of Brazil sought to impose a substantial fine on the Company's Brazilian subsidiary (approximately $150 million at the current exchange rate) based on alleged foreign exchange violations in connection with the financing of the Company's 1995 acquisition of the Kolynos oral care business from Wyeth (formerly American Home Products) (the Seller), as described in the Company's Form 8-K dated January 10, 1995. The Company appealed the imposition of the fine to the Brazilian Monetary System Appeals Council (the Council), and on January 30, 2007, the Council decided the appeal in the Company's favor, dismissing the fine entirely. However, certain tax and civil proceedings that began as a result of this Central Bank matter are still outstanding as described below.

The Brazilian internal revenue authority has disallowed interest deductions and foreign exchange losses taken by the Company's Brazilian subsidiary for certain years in connection with the financing of the Kolynos acquisition. The tax assessments with interest, at the current exchange rate, approximate $115 million. The Company has been disputing the disallowances by appealing the assessments within the internal revenue authority's appellate process with the following results to date:

- In June 2005, the First Board of Taxpayers ruled in the Company's favor and allowed all of the previously claimed deductions for 1996 through 1998. In March 2007, the First Board of Taxpayers ruled in the Company's favor and allowed all of the previously claimed deductions for 1999 through 2001. The tax authorities appealed these decisions to the next administrative level.

- In August 2009, the First Taxpayers' Council (the next and final administrative level of appeal) overruled the decisions of the First Board of Taxpayers, upholding the majority of the assessments, disallowing a portion of the assessments and remanding a portion of the assessments for further consideration by the First Board of Taxpayers.

The Company has filed a motion for reconsideration with the First Taxpayers' Council and further appeals are available within the Brazilian federal courts. The Company intends to challenge these assessments vigorously. Although there can be no assurances, management believes, based on the opinion of its Brazilian legal counsel and other advisors, that the disallowances are without merit and that the Company should ultimately prevail on appeal, if necessary, in the Brazilian federal courts.

In 2002, the Brazilian Federal Public Attorney filed a civil action against the federal government of Brazil, Laboratorios Wyeth-Whitehall Ltda. (the Brazilian subsidiary of the Seller) and the Company, as represented by its Brazilian subsidiary, seeking to annul an April 2000 decision by the Brazilian Board of Tax Appeals that found in favor of the Seller's Brazilian subsidiary on the issue of whether it had incurred taxable capital gains as a result of the divestiture of Kolynos. The action seeks to make the Company's Brazilian subsidiary jointly and severally liable for any tax due from the Seller's Brazilian subsidiary. Although there can be no assurances, management believes, based on the opinion of its Brazilian legal counsel, that the Company should ultimately prevail in this action. The Company intends to challenge this action vigorously.

In December 2005, the Brazilian internal revenue authority issued to the Company's Brazilian subsidiary a tax assessment with interest and penalties of approximately $69 million, at the current exchange rate, based on a claim that certain purchases of U.S. Treasury bills by the subsidiary and their subsequent disposition during the period 2000 to 2001 were subject to a tax on foreign exchange transactions. The Company is disputing the assessment within the internal revenue authority's administrative appeals process. In October 2007, the Second Board of Taxpayers, which has jurisdiction over these matters, ruled in favor of the internal revenue authority. In January 2008, the Company appealed this decision to the next administrative level. Although there can be no assurances, management believes, based on the advice of its Brazilian legal counsel, that the tax assessment is without merit and that the Company should prevail on appeal either at the administrative level or, if necessary, in the Brazilian federal courts. The Company intends to challenge this assessment vigorously.

European Competition Matters

During the period from February 2006 to June 2009, the Company learned that investigations relating to potential competition law violations involving the Company's subsidiaries had been commenced by governmental authorities in the European Union (EU), France, Germany, Greece, Italy, the Netherlands, Romania, Spain, Switzerland and the United Kingdom (UK). The Company understands that many of these investigations also involve other consumer goods companies and/or retail customers. While several of the investigations are ongoing, there have been the following results to date:

- In February 2008, the federal competition authority in Germany imposed fines on four of the Company's competitors, but the Company was not fined due to its cooperation with the German authorities.

- In November 2009, the UK Office of Fair Trading informed the Company that it was no longer pursuing its investigation of the Company.

- In December 2009, the Swiss competition law authority imposed a fine of $5 million on the Company's GABA subsidiary for alleged violations of restrictions on parallel imports into Switzerland. The Company is appealing the fine in the Swiss courts.

- In January 2010, the Spanish competition law authority found that four suppliers of shower gel had entered into an agreement regarding product down-sizing, for which Colgate's Spanish subsidiary was fined $3 million. The Company intends to appeal the fine in the Spanish courts.

- While the investigations of the Company's Romanian subsidiary by the Romanian competition authority are now closed, a complainant has petitioned the court to reopen one of the investigations.

Currently, formal claims of violations, or statements of objections, are pending against the Company in France and Italy. The French competition authority alleges agreements on pricing and promotion of heavy duty detergents among four consumer goods companies, including the Company's French subsidiary. The Italian competition authority alleges that 17 consumer goods companies, including the Company's Italian subsidiary, exchanged competitively sensitive information in the cosmetics sector. The Company will have an opportunity to respond to each of these statements of objections. Investigations are ongoing in the EU, France, Germany, Greece and the Netherlands, but no formal claims of violations have been filed in these jurisdictions.

The Company's policy is to comply with antitrust and competition laws and, if a violation of any such laws is found, to take appropriate remedial action and to cooperate fully with any related governmental inquiry. The Company has undertaken a comprehensive review of its selling practices and related competition law compliance in Europe and elsewhere and, where the Company has identified a lack of compliance, it has undertaken remedial action. Competition and antitrust law investigations often continue for several years and can result in substantial fines for violations that are found. Such fines, depending on the gravity and duration of the infringement as well as the value of the sales involved, have amounted, in some cases, to hundreds of millions of dollars. While the Company cannot predict the final financial impact of these competition law issues as these matters may change, the Company has taken and will, as necessary, take additional reserves as and when appropriate.

ERISA Matters

In October 2007, a putative class action claiming that certain aspects of the cash balance portion of the Colgate-Palmolive Company Employees' Retirement Income Plan (the Plan) do not comply with the Employee Retirement Income Security Act was filed against the Plan and the Company in the United States District Court for the Southern District of New York. Specifically, Proesel, et al. v. Colgate-Palmolive Company Employees' Retirement Income Plan, et al. alleges improper calculation of lump sum distributions, age discrimination and failure to satisfy minimum accrual requirements, thereby resulting in the underpayment of benefits to Plan participants. Two other putative class actions filed earlier in 2007, Abelman, et al. v. Colgate-Palmolive Company Employees' Retirement Income Plan, et al., in the United States District Court for the Southern District of Ohio, and Caufield v. Colgate-Palmolive Company Employees' Retirement Income Plan, in the United States District Court for the Southern District of Indiana, both alleging improper calculation of lump sum distributions and, in the case of Abelman, claims for failure to satisfy minimum accrual requirements, were transferred to the Southern District of New York and consolidated with Proesel into one action, In re Colgate-Palmolive ERISA Litigation. The complaint in the consolidated action alleges improper calculation of lump sum distributions and failure to satisfy minimum accrual requirements, but does not include a claim for age discrimination. The relief sought includes recalculation of benefits in unspecified amounts, pre- and post-judgment interest, injunctive relief and attorneys' fees. This action has not been certified as a class action as yet. The Company and the Plan intend to contest this action vigorously should the parties be unable to reach a settlement.

For additional discussion of the Company's contingencies refer to Note 13 to the Consolidated Financial Statements.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Refer to the information regarding the market for the Company's common stock and the quarterly market price information appearing under the caption "Market and Dividend Information", and the "Number of common shareholders of record" under the caption "Historical Financial Summary". For information regarding the securities authorized for issuance under our equity compensation plans, refer to "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" included in Item 12 of this report.

Issuer Purchases of Equity Securities

For each of the three months in the quarter ended December 31, 2009, the Company repurchased its common stock under a share repurchase program that was approved by the Board of Directors in January 2008 (the 2008 Program). Under the 2008 Program, the Company was authorized to purchase up to 30 million shares of the Company's common stock. The Board's authorization also provided for share repurchases on an on-going basis to fulfill certain requirements of the Company's compensation and benefit programs. The shares were repurchased in open market transactions or privately negotiated transactions at the Company's discretion, subject to market conditions, customary blackout periods and other factors.

The following table shows the stock repurchase activity for each of the three months in the quarter ended December 31, 2009:

Month	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
October 1 through 31, 2009	437,885	$ 77.75	415,700	6,996,647
November 1 through 30, 2009	2,040,557	$ 81.95	2,005,000	4,991,647
December 1 through 31, 2009	2,528,399	$ 83.64	2,515,000	2,476,647
Total	5,006,841	$ 82.44	4,935,700	

(1) Includes share repurchases under the 2008 Program and those associated with certain employee elections under the Company's compensation and benefit programs.

(2) The difference between the total number of shares purchased and the total number of shares purchased as part of publicly announced plans or programs is 71,141 shares, all of which relate to shares surrendered to the Company to satisfy certain employee elections under its compensation and benefit programs.

On February 4, 2010, the Company's Board of Directors authorized a new share repurchase program (the 2010 Program) effective as of that date. The 2010 Program authorizes the repurchase of up to 40 million shares of the Company's common stock. As with the prior program, the Board's authorization also provides for share repurchases on an on-going basis to fulfill certain requirements of the Company's compensation and benefit programs. The shares will be repurchased from time to time in open market transactions or privately negotiated transactions at the Company's discretion, subject to market conditions, customary blackout periods and other factors.

ITEM 6. SELECTED FINANCIAL DATA

Refer to the information set forth under the caption "Historical Financial Summary."

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Overview and Outlook

Colgate-Palmolive Company seeks to deliver strong, consistent business results and superior shareholder returns by providing consumers on a global basis with products that make their lives healthier and more enjoyable.

To this end, the Company is tightly focused on two product segments: Oral, Personal and Home Care; and Pet Nutrition. Within these segments, the Company follows a closely defined business strategy to develop and increase market leadership positions in key product categories. These product categories are prioritized based on their capacity to maximize the use of the organization's core competencies and strong global equities and to deliver sustainable long-term growth.

Operationally, the Company is organized along geographic lines with specific regional management teams having responsibility for the business and financial results in each region. The Company competes in more than 200 countries and territories worldwide with established businesses in all regions contributing to the Company's sales and profitability. This geographic diversity and balance help to reduce the Company's exposure to business and other risks in any one country or part of the world.

The Oral, Personal and Home Care segment is operated through four reportable operating segments: North America, Latin America, Europe/South Pacific and Greater Asia/Africa, all of which sell to a variety of retail and wholesale customers and distributors. The Company, through Hill's Pet Nutrition, also competes on a worldwide basis in the pet nutrition market, selling its products principally through the veterinary profession and specialty pet retailers.

On an ongoing basis, management focuses on a variety of key indicators to monitor business health and performance. These indicators include market share, sales (including volume, pricing and foreign exchange components), organic sales growth, gross profit margin, operating profit, net income and earnings per share, as well as measures used to optimize the management of working capital, capital expenditures, cash flow and return on capital. The monitoring of these indicators and the Company's corporate governance practices (including the Company's Code of Conduct) help to maintain business health and strong internal controls.

To achieve its business and financial objectives, the Company focuses the organization on initiatives to drive and fund growth. The Company seeks to capture significant opportunities for growth by identifying and meeting consumer needs within its core categories, through its focus on innovation and the deployment of valuable consumer and shopper insights in the development of successful new products regionally, which are then rolled out on a global basis. To enhance these efforts, the Company has developed key initiatives to build strong relationships with consumers, dental and veterinary professionals and retail customers. Growth opportunities are greater in emerging markets where economic development is likely to expand the markets for the Company's products.

The investments needed to fund this growth are developed through continuous, Company-wide initiatives to lower costs and increase effective asset utilization through which the Company seeks to become even more effective and efficient throughout its businesses. The Company also continues to prioritize its investments toward its higher margin businesses, specifically Oral Care, Personal Care and Pet Nutrition.

The Company operates in a highly competitive global marketplace and looking forward, expects global macroeconomic and market conditions to remain highly challenging. As disclosed in "Item 1A. Risk Factors", with approximately 75% of its Net sales generated outside of the United States, the Company is exposed to changes in economic conditions and foreign currency exchange rates, as well as political uncertainty in some countries, all of which could impact future operating results.

Venezuela has been designated hyper-inflationary effective January 1, 2010. Consequently, the functional currency for the Company's Venezuelan subsidiary will be the U.S. dollar and the impact of all future Venezuelan currency fluctuations will be recorded in income. See "Managing Foreign Currency, Interest Rate and Commodity Price Exposure—Foreign Exchange Risk" below and Note 18 to the Consolidated Financial Statements.

(Dollars in Millions Except Per Share Amounts)

Also, on January 8, 2010, the Venezuelan government announced its decision to devalue its currency and implement a two-tier exchange rate structure. As a result, the official exchange rate changed from 2.15 to 2.60 for essential goods and 4.30 for non-essential goods. While we currently believe that many of our products may receive the 2.60 rate of exchange, we will remeasure the financial statements of our Venezuelan subsidiary for 2010 and future periods at the rate at which we expect to remit dividends, which currently is 4.30. While difficult to project, our preliminary estimate is that the impact of the devaluation will be a net reduction in 2010 diluted earnings per share of between $0.06 and $0.10 per share. This includes the ongoing negative impact from foreign exchange translation, partially offset by one-time benefits from lower taxes on accrued but unpaid remittances and the remeasurement of the local balance sheet at the devaluation date. As actual results may differ, please see "Cautionary Statement on Forward-Looking Statements" below. The Venezuelan government continues to impose currency exchange controls. We could be negatively affected if we are unable to obtain U.S. dollars at either of the official rates, in which case we may have to obtain dollars through transactions on the parallel market, where the exchange rate is less favorable. In 2009, our Venezuelan operations contributed 6% of consolidated net sales.

Lower commodity and oil prices as compared with 2008 had a favorable impact on the Company's results for 2009. The Company believes that this effect should continue in 2010 and, coupled with ongoing aggressive savings programs and favorable currency trends, should offset the impact of any pressures on selling prices or the costs of any consumption building programs that may be implemented to drive volume given the uncertain economic environment. However, continued difficult macroeconomic conditions and uncertainties in the global credit markets could negatively impact the Company's suppliers, customers and consumers which could, in turn, have an adverse impact on the Company's business.

As a result of the Company's four-year restructuring and business-building program (the 2004 Restructuring Program), which was finalized as of December 31, 2008, the Company streamlined its global supply chain, reallocated resources to enhance its sales, marketing and new product organizations in high-potential developing countries and other key markets and consolidated these organizations in certain mature markets. The savings and benefits from the 2004 Restructuring Program, along with the Company's other ongoing cost-savings and growth initiatives, are providing funds for investment in support of key categories and markets and new product development, while also supporting an increased level of profitability.

The Company believes it is well prepared to meet the challenges ahead due to its strong financial condition, experience operating in challenging environments and continued focus on the Company's strategic initiatives: getting closer to the consumer, the profession and customers; effectiveness and efficiency in everything; innovation everywhere; and leadership. This focus, together with the strength of the Company's global brand names and its broad international presence in both mature and emerging markets, should position the Company well to increase shareholder value over the long-term.

Results of Operations

Net Sales

Worldwide Net sales were $15,327 in 2009, level with 2008 as volume growth of 0.5% and net selling price increases of 6.0% were offset by a negative foreign exchange impact of 6.5%. Worldwide organic sales (Net sales excluding the impact of foreign exchange, acquisitions and divestments) grew 6.5% in 2009.

Net sales in the Oral, Personal and Home Care segment were $13,195 in 2009, level with 2008, as volume growth of 2.0% and net selling price increases of 5.5% were offset by a negative foreign exchange impact of 7.5%. The 2008 divestment of a non-core brand in Germany impacted sales growth in 2009 by 0.5% versus 2008. Excluding the impact of this divestment, Net sales increased 0.5% in 2009 on volume growth of 2.5%. Organic sales in the Oral, Personal and Home Care segment grew 8.0% in 2009.

Net sales in Hill's Pet Nutrition were $2,132 in 2009, down 0.5% from 2008 as net selling price increases of 8.5% were more than offset by 7.5% volume declines and a 1.5% negative impact of foreign exchange. Organic sales in Hill's Pet Nutrition grew 1.0% in 2009.

(Dollars in Millions Except Per Share Amounts)

Worldwide Net sales were $15,330 in 2008, up 11.0% from 2007, driven by volume growth of 3.5%, net selling price increases of 5.5% and a positive foreign exchange impact of 2.0%. The 2007 divestment of the Latin American household bleach business and the 2008 divestment of the Senegal fabric care business reduced sales growth for 2008 by 0.5% versus 2007. Excluding the impact of these divestments, Net sales increased 11.5% in 2008 on volume growth of 4.0%. Worldwide organic sales grew 9.5% in 2008.

Gross Profit

Worldwide gross profit margin was 58.8% in 2009, 56.3% in 2008 and 56.2% in 2007. Restructuring and implementation-related charges incurred under the 2004 Restructuring Program included in Cost of sales for the years ended December 31, 2008 and 2007 were $59 and $154, respectively. The 2004 Restructuring Program lowered the reported gross profit margin by 40 basis points (bps) and 110 bps in 2008 and 2007, respectively. Excluding the impact of the 2004 Restructuring Program, gross profit margin was 56.7% in 2008 and 57.3% in 2007. The gross profit increase in 2009 was driven by higher pricing and a continued focus on cost-savings programs, partially offset by a negative foreign exchange impact and costs related to the remeasurement of liabilities related to inventory purchases in Venezuela. Excluding the impact of the 2004 Restructuring Program, the decrease in 2008 was due to increases in raw and packaging material costs, partially offset by higher pricing and a continued focus on cost-savings programs.

For additional information regarding the Company's 2004 Restructuring Program, refer to "Restructuring and Related Implementation Charges" below and Note 4 to the Consolidated Financial Statements.

During 2009, due to currency exchange control limitations in Venezuela, the Company's Venezuelan subsidiary (CP Venezuela) settled certain of its U.S. dollar-denominated liabilities with dollars obtained through securities transactions in the parallel market at an exchange rate less favorable than the official rate. As a result, in the second half of 2009, CP Venezuela incurred $92 of higher costs related to the remeasurement of U.S. dollar liabilities to be settled with proceeds from these transactions, $65 of which is included in Gross profit for liabilities related to the purchase of inventory and $27 of which is included in Other (income) expense, net for all other liabilities. Additionally, in order to manage its overall currency exposure, CP Venezuela has purchased $210 of U.S. dollar-denominated bonds issued by a Venezuelan state-owned corporation and $50 of U.S. dollar-linked, devaluation-protected bonds issued by the Venezuelan government.

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of Net sales were 34.5% in 2009, 35.4% in 2008 and 36.1% in 2007. Included in Selling, general and administrative expenses are charges related to the 2004 Restructuring Program of $81 (0.5% of Net sales) in 2008 and $49 (0.4% of Net sales) in 2007. The 90 bps decrease in 2009 was driven primarily by the absence of charges related to the 2004 Restructuring Program in 2009, lower advertising costs (80 bps) and a continued focus on cost-savings programs, partially offset by higher pension and benefit costs. Selling, general and administrative expenses as a percentage of Net sales in 2008 decreased by 70 bps due to moderating levels of advertising investment (40 bps) and a continued focus on cost savings programs.

(Dollars in Millions Except Per Share Amounts)

Other (Income) Expense, Net

Other (income) expense, net was $111, $103 and $54 in 2009, 2008 and 2007, respectively. The components of Other (income) expense, net are presented below:

Other (income) expense, net	2009	2008	2007
Amortization of intangible assets	$ 22	$ 19	$ 18
Legal and environmental matters	27	23	—
Remeasurement of certain liabilities in Venezuela	27	—	—
Asset impairments	16	—	—
Equity (income)	(5)	(4)	(4)
2004 Restructuring Program	—	24	56
Investment losses (income)	—	25	(2)
Gain on sales of non-core product lines, net	—	—	(49)
Pension settlement charges	—	—	15
Hill's limited voluntary recall	—	—	13
Other, net	24	16	7
Total Other (income) expense, net	$ 111	$ 103	$ 54

Operating Profit

In 2009, Operating profit increased 17% to $3,615 from $3,101 in 2008. In 2008, Operating profit increased 14% from $2,720 in 2007. Excluding the impact of the 2004 Restructuring Program and other items set forth below, Operating profit increased 11% in 2009 and 10% in 2008 as follows:

	2009	2008	% Change	2007	% Change
Operating profit, GAAP	$ 3,615	$ 3,101	17%	$ 2,720	14%
2004 Restructuring Program	—	164		259	
Gain on sale of non-core product lines, net	—	—		(49)	
Pension settlement charges	—	—		15	
Hill's limited voluntary recall	—	—		14	
Operating profit, non-GAAP	$ 3,615	$ 3,265	11%	$ 2,959	10%

Interest Expense, Net

Interest expense, net was $77 in 2009 compared with $96 in 2008 and $157 in 2007. The decrease in Interest expense, net from 2008 to 2009 was due to lower average interest rates and lower debt levels. The decrease in Interest expense, net from 2007 to 2008 was due to lower average interest rates.

Income Taxes

The effective income tax rate was 32.2% in both 2009 and 2008, and 29.6% in 2007. The tax rate in all years benefited from global tax planning strategies. The 2007 effective tax rate reflects a 300 bps reduction from the recognition of $74 of tax benefits as a result of the reduction of a tax loss carryforward valuation allowance in Brazil of $95 that was partially offset by tax provisions for the recapitalization of certain overseas subsidiaries and increases of 40 bps from the impact of the Company's 2004 Restructuring Program and 10 bps from the sale of the household bleach business in Latin America.

The impact of the 2004 Restructuring Program on the effective income tax rate for an individual period depended on the projects and the related tax jurisdictions involved. The tax benefit derived from the charges incurred in 2008 and 2007 for the 2004 Restructuring Program was at a rate of 31.4% and 28.9%, respectively.

(Dollars in Millions Except Per Share Amounts)

For additional information regarding the Company's income taxes, refer to Note 11 to the Consolidated Financial Statements.

Net Income

Net income was $2,291, or $4.37 per share on a diluted basis in 2009 compared with $1,957, or $3.66 per share on a diluted basis in 2008 and $1,737 or $3.20 per share in 2007. Net income in 2008 included $113 ($0.21 per share) of charges related to the Company's 2004 Restructuring Program. Net income in 2007 included a $30 ($0.05 per share) gain on the sale of the household bleach business in Latin America and an income tax benefit of $74 ($0.14 per share) related to the tax items noted above, which were more than offset by $184 ($0.34 per share) of charges related to the Company's 2004 Restructuring Program, $10 ($0.02 per share) of pension settlement charges and $8 ($0.01 per share) of charges related to the limited voluntary recall of certain Hill's Pet Nutrition feline products.

Segment Results

The Company markets its products in over 200 countries and territories throughout the world in two distinct business segments: Oral, Personal and Home Care; and Pet Nutrition. The Company evaluates segment performance based on several factors, including Operating profit. The Company uses Operating profit as a measure of the operating segment performance because it excludes the impact of corporate-driven decisions related to interest expense and income taxes.

To conform to the current year presentation required by the Consolidation Topic of the Financial Accounting Standards Board (FASB) Codification, the amounts of Net income attributable to noncontrolling interests in less-than-wholly owned subsidiaries of $80 and $67 for years ended December 31, 2008 and December 31, 2007, respectively, which were previously deducted from Greater Asia/Africa Operating profit, have been reclassified to a new line below Operating profit.

Worldwide Net Sales by Business Segment and Geographic Region

	2009	2008	2007
Oral, Personal and Home Care			
North America	$ 2,950	$ 2,852	$ 2,721
Latin America	4,319	4,088	3,489
Europe/South Pacific	3,271	3,582	3,383
Greater Asia/Africa	2,655	2,660	2,338
Total Oral, Personal and Home Care	13,195	13,182	11,931
Pet Nutrition	2,132	2,148	1,859
Total Net sales	$ 15,327	$ 15,330	$ 13,790

Worldwide Operating Profit by Business Segment and Geographic Region

	2009	2008	2007
Oral, Personal and Home Care			
North America	$ 843	$ 689	$ 667
Latin America	1,360	1,181	1,006
Europe/South Pacific	748	746	764
Greater Asia/Africa	631	527	430
Total Oral, Personal and Home Care	3,582	3,143	2,867
Pet Nutrition	555	542	487
Corporate	(522)	(584)	(634)
Total Operating profit	$ 3,615	$ 3,101	$ 2,720

(Dollars in Millions Except Per Share Amounts)

North America

Net sales in North America increased 3.5% in 2009 to $2,950 as a result of 4.0% volume growth and level selling prices, partially offset by a 0.5% negative impact of foreign exchange. Organic sales in North America grew 4.0% in 2009. Products contributing to growth in oral care included Colgate Total Enamel Strength, Colgate Sensitive Enamel Protect and Colgate Max White with Mini Bright Strips toothpastes, Colgate 360° ActiFlex, Colgate Max Fresh and Colgate Max White manual toothbrushes and the new Colgate Wisp mini-brush. Products contributing to growth in other categories included Softsoap Nutri Serums, Softsoap Body Butter Coconut Scrub, Irish Spring Hair and Body and Cool Relief body washes, and Palmolive Pure + Caring and Ajax Lime with Bleach Alternative dish liquids. Net sales in North America increased 5.0% in 2008 to $2,852 as a result of 1.5% volume growth and net selling price increases of 3.5%.

Operating profit in North America increased 22% in 2009 to $843 due to sales growth, cost-saving initiatives and lower raw and packaging material costs. In 2008, Operating profit in North America increased 3% to $689 due to sales growth and the benefits from restructuring and other cost-saving initiatives, partially offset by higher raw and packaging material costs.

Latin America

Net sales in Latin America increased 5.5% in 2009 to $4,319 as a result of 3.0% volume growth and net selling price increases of 13.5%, partially offset by an 11.0% negative impact of foreign exchange. Organic sales in Latin America grew 16.5% in 2009. Volume gains were led by Brazil, Venezuela, Colombia, and Mexico. Products contributing to growth in oral care included Colgate Total Professional Sensitive, Colgate Total Professional Whitening and Colgate Triple Action toothpastes, Colgate 360° ActiFlex, Colgate 360° Deep Clean and Colgate Max White manual toothbrushes and Colgate Plax Complete Care and Colgate Plax Sensitive mouthwashes. Products contributing to growth in other categories included Protex Aloe bar soap, Axion Professional dish liquid, Lady Speed Stick Depil Control and Speed Stick Waterproof deodorants, and Suavitel GoodBye Ironing and Suavitel Magic Moments fabric conditioners. In 2008, Net sales in Latin America increased 17.0% to $4,088 as a result of 6.0% volume growth, net selling price increases of 9.5% and 1.5% positive impact of foreign exchange. The divestment of the Latin American household bleach business reduced 2008 sales growth by 0.5% versus the comparable period of 2007. Excluding the impact of this divestment, Net sales increased 17.5% in 2008 on volume growth of 6.5%. Organic sales grew in Latin America 16.0% in 2008.

Operating profit in Latin America increased 15% in 2009 to $1,360 as a result of sales growth and cost-saving initiatives. In 2008, Operating profit in Latin America increased 17% to $1,181 as a result of sales growth and the benefits from restructuring and other cost-saving initiatives, which more than offset increased raw material costs and advertising spending.

Europe/South Pacific

Net sales in Europe/South Pacific decreased 8.5% in 2009 to $3,271 as net selling price increases of 0.5% were more than offset by 0.5% in volume declines and an 8.5% negative impact of foreign exchange. The 2008 divestment of a non-core brand in Germany impacted sales growth for 2009 by 0.5% versus 2008. Excluding the impact of this divestment, Net sales decreased 8.0% in 2009 and volume was level with 2008. Organic sales in Europe/South Pacific grew 0.5% in 2009. Volume gains in the United Kingdom, Greece, Denmark and Australia were more than offset by volume declines in Spain, Germany, Slovenia and Ireland. Products contributing to growth in oral care included Colgate Sensitive Pro-Relief, Colgate Total Advanced Clean and Colgate Max Fresh with Mouthwash Beads toothpastes, Colgate 360° ActiFlex and Colgate Max White manual toothbrushes and Colgate Plax Alcohol Free and Colgate Plax Ice mouth rinses. Products contributing to growth in other categories included Palmolive Aromatherapy Morning Tonic shower gel, Ajax Professional bucket dilutable and Ajax Professional glass cleaners, Lady Speed Stick Clinical Protection and Lady Speed Stick Depil Protect deodorants and Soupline Magic Moments and Soupline Aroma Tranquility fabric conditioners. In 2008, Net sales in Europe/South Pacific increased 6.0% to $3,582 as a result of 0.5% volume growth and a 5.5% positive impact of foreign exchange. Organic sales in Europe/South Pacific grew 0.5% in 2008.

Operating profit in Europe/South Pacific was level at $748 in 2009, as a continued focus on cost-savings programs, lower advertising costs and lower raw and packaging material costs offset the negative impact of foreign exchange. In 2008, Operating profit in Europe/South Pacific decreased 2% to $746, reflecting higher raw and packaging material costs, as well as higher selling, general and administrative costs, partially due to increased advertising spending.

(Dollars in Millions Except Per Share Amounts)

Greater Asia/Africa

Net sales in Greater Asia/Africa were level in 2009 at $2,655 as volume growth of 2.0% and net selling prices of 6.0% were offset by a 8.0% negative impact of foreign exchange. Organic sales in Greater Asia/Africa grew 8.0% in 2009. Volume gains were led by India, the Greater China region, Turkey and Thailand. Products driving oral care growth included Colgate Sensitive Pro-Relief, Colgate Total Professional Clean and Colgate 360° Whole Mouth Clean toothpastes, Colgate 360° ActiFlex and Colgate Max White manual toothbrushes and Colgate Plax Ice and Colgate Plax Complete Care mouthwashes. Products contributing to growth in other categories included Palmolive Spa Banya shower liquid and bar soap and Lady Speed Stick Depil Control deodorant. In 2008, Net sales in Greater Asia/Africa increased 14.0% to $2,660 as a result of 7.0% volume growth, an increase in net selling prices of 5.5% and a 1.5% positive impact of foreign exchange. The divestment of the Senegal fabric care business reduced 2008 sales growth by 0.5% versus 2007. Excluding the impact of this divestment, sales increased 14.5% in 2008 on volume growth of 7.5%. Organic sales in Greater Asia/Africa grew 13.0% in 2008.

Operating profit in Greater Asia/Africa increased 20% in 2009 to $631, reflecting higher pricing, lower raw and packaging material costs and cost-saving initiatives. In 2008, Operating profit in Greater Asia/Africa increased 23% to $527 as a result of sales growth and cost-saving initiatives, which more than offset higher raw material costs and advertising spending.

Hill's Pet Nutrition

Net sales for Hill's Pet Nutrition decreased 0.5% in 2009 to $2,132 as 8.5% net selling price increases were more than offset by 7.5% volume declines and a 1.5% negative impact of foreign exchange. Volume was negatively impacted in part due to price increases taken in late 2008 and early 2009 in response to significantly higher commodity costs. Organic sales in Hill's Pet Nutrition grew 1.0% in 2009. New products contributing to sales in the U.S. specialty channel include a significantly expanded line of Science Diet Simple Essentials Treats Canine. New pet food products contributing to international sales include Science Plan Snacks Canine and Science Plan Healthy Mobility Canine. In 2008, Net sales for Hill's Pet Nutrition increased 15.5% to $2,148 as a result of 2.5% volume growth, an increase in net selling prices of 10.5% and a 2.5% positive impact of foreign exchange. Organic sales in Hill's Pet Nutrition grew 13.0% in 2008.

Operating profit for Hill's Pet Nutrition increased 2% to $555 in 2009 due to higher pricing, lower raw and packaging material costs and cost-saving initiatives. In 2008, the Operating profit increased 11% to $542 due to increased sales partially offset by higher agricultural commodities costs and higher advertising spending.

Like most major North American pet food producers, Hill's Pet Nutrition was affected by the U.S. Food and Drug Administration's pet food recall in March 2007. Hill's took the precaution of conducting a voluntary recall of a small number of its products that may have been affected. These products accounted for less than 0.5% of Hill's Pet Nutrition's annual Net sales. The related sales loss did not have a significant impact on the Company's 2007 annual Net sales or Operating profit. Hill's Pet Nutrition's Operating profit for 2007 does not reflect the impact of the recall as these costs have been included in the Corporate segment.

(Dollars in Millions Except Per Share Amounts)

Corporate

Operating profit (loss) for the Corporate segment was ($522), ($584) and ($634) in 2009, 2008 and 2007, respectively. Corporate operations include Corporate overhead costs, research and development costs, stock-based compensation related to stock options and restricted stock awards, restructuring and related implementation costs, gains and losses on sales of non-core product lines and assets, and, in 2007, certain pension settlement charges as well as the impact on Operating profit of the limited voluntary recall of certain Hill's Pet Nutrition feline products. The components of Operating profit (loss) for the Corporate segment are presented below:

	2009	2008	2007
Gain on sales of non-core product lines, net	$ —	$ —	$ 49
2004 Restructuring Program	—	(164)	(259)
Pension settlement charges	—	—	(15)
Hill's limited voluntary recall	—	—	(14)
Corporate overhead costs and other, net	(522)	(420)	(395)
Total Corporate Operating profit (loss)	$ (522)	$ (584)	$ (634)

Corporate Operating profit (loss) in 2009 decreased as compared to 2008, primarily due to the absence of charges related to the 2004 Restructuring Program, offset by higher Corporate overhead costs, primarily pension and benefit costs.

Corporate Operating profit (loss) in 2008 decreased as compared to 2007, primarily due to lower charges related to the 2004 Restructuring Program, partially offset by higher charges for legal and environmental costs and investment losses. In addition, 2007 includes the negative impact of pension settlement charges and the negative impact of the limited voluntary recall of certain Hill's Pet Nutrition feline products.

For additional information regarding the Company's 2004 Restructuring Program, refer to "Restructuring and Related Implementation Charges" below and Note 4 to the Consolidated Financial Statements.

Non-GAAP Financial Measures

Net sales and volume growth, both worldwide and in relevant geographic divisions, are discussed in this Annual Report on Form 10-K both on a GAAP basis and excluding divestments (non-GAAP). Management believes these non-GAAP financial measures provide useful supplemental information to investors as they allow comparisons of Net sales and volume growth from ongoing operations. This Annual Report on Form 10-K also discusses organic sales growth (Net sales growth excluding the impact of foreign exchange, acquisitions and divestments) (non-GAAP). Management believes this measure provides investors with useful supplemental information regarding the Company's underlying sales trends by presenting sales growth excluding the external factor of foreign exchange, as well as the impact of acquisitions and divestments.

Worldwide Gross profit margin and Operating profit are discussed in this Annual Report on Form 10-K both on a GAAP basis and excluding the impact of the 2004 Restructuring Program and other items (non-GAAP). Management believes these non-GAAP financial measures provide useful supplemental information to investors regarding the underlying business trends and performance of the Company's ongoing operations and are useful for period-over-period comparisons of such operations.

The Company uses the above financial measures internally in its budgeting process and as a factor in determining compensation. While the Company believes that these non-GAAP financial measures are useful in evaluating the Company's business, this information should be considered as supplemental in nature and is not meant to be considered in isolation or as a substitute for the related financial information prepared in accordance with GAAP. In addition, these non-GAAP financial measures may not be the same as similar measures presented by other companies.

(Dollars in Millions Except Per Share Amounts)

Restructuring and Related Implementation Charges

2004 Restructuring Program

The Company's 2004 Restructuring Program to enhance the Company's global leadership position in its core businesses was finalized as of December 31, 2008 and there were no charges incurred in the twelve months ended December 31, 2009. The restructuring accrual decreased from $33 at December 31, 2008 to $15 at December 31, 2009, primarily due to cash payments for termination benefits, exit activities and the implementation of strategies.

Charges incurred in connection with the implementation of various projects since inception were as follows:

	Cumulative Charges as of December 31, 2008
Termination Benefits	$ 426
Incremental Depreciation	222
Asset Impairments	47
Other	374
Total cumulative 2004 Restructuring Program charges, pretax	$ 1,069

Other charges primarily consisted of implementation-related charges resulting directly from exit activities and the implementation of new strategies as a result of the 2004 Restructuring Program. These charges included ramp-down costs related to the closure of existing facilities, start-up costs for new facilities and third-party incremental costs related to the development and implementation of new business and strategic initiatives. Since the inception of the 2004 Restructuring Program in December 2004, the Company has incurred $46 of charges related to start-up costs for new manufacturing facilities and $137 of costs for the development and implementation of new business and strategic initiatives.

Total charges related to the 2004 Restructuring Program were as follows: North America (36%), Europe/South Pacific (28%), Latin America (4%), Greater Asia/Africa (10%), Hill's Pet Nutrition (1%) and Corporate (21%).

For the years ended December 31, 2008 and 2007, restructuring and implementation-related charges were reflected in the income statement as follows:

	2008	2007
Cost of sales	$ 59	$ 154
Selling, general and administrative expenses	81	49
Other (income) expense, net	24	56
Total 2004 Restructuring Program charges, pretax	$ 164	$ 259
Total 2004 Restructuring Program charges, aftertax	$ 113	$ 184

Restructuring and implementation-related charges in the preceding table were recorded in the Corporate segment as these decisions were centrally directed and controlled and were not included in internal measures of segment operating performance.

(Dollars in Millions Except Per Share Amounts)

The following table summarizes the activity for the restructuring and implementation-related charges discussed above and the related accrual balances:

	Termination Benefits	Incremental Depreciation	Asset Impairments	Other	Total
Balance at December 31, 2006	$ 53	$ —	$ —	$ 12	$ 65
Charges	81	41	—	137	259
Cash payments	(65)	—	—	(138)	(203)
Charges against assets	(14)	(41)	—	(5)	(60)
Other	(2)	—	—	3	1
Foreign exchange	2	—	—	—	2
Balance at December 31, 2007	$ 55	$ —	$ —	$ 9	$ 64
Charges	33	20	(12)	123	164
Cash payments	(74)	—	—	(121)	(195)
Charges against assets	(3)	(20)	12	21	10
Other	—	—	—	(7)	(7)
Foreign exchange	1	—	—	(4)	(3)
Balance at December 31, 2008	$ 12	$ —	$ —	$ 21	$ 33
Charges	—	—	—	—	—
Cash payments	(7)	—	—	(11)	(18)
Charges against assets	—	—	—	—	—
Other	—	—	—	—	—
Foreign exchange	(1)	—	—	1	—
Balance at December 31, 2009	$ 4	$ —	$ —	$ 11	$ 15

Termination benefits incurred pursuant to the 2004 Restructuring Program were calculated based on long-standing benefit practices, local statutory requirements and, in certain cases, voluntary termination arrangements. Termination benefits also include pension enhancements amounting to $3 in 2008, which are reflected as Charges against assets within Termination benefits in the preceding table, as the corresponding balance sheet amounts are reflected as a reduction of pension assets or an increase in pension liabilities.

Incremental depreciation was recorded to reflect changes in useful lives and estimated residual values for long-lived assets that are taken out of service prior to the end of their normal service period. Asset impairments have been recorded to write down assets held for sale or disposal to their fair value based on amounts expected to be realized. Within Asset impairments, charges are net of gains realized on the sale of assets.

During 2008, Other charges related to start-up costs for new manufacturing facilities were $5 and costs incurred for the development and implementation of new business and strategic initiatives were $66. Start-up costs for new facilities and third-party incremental costs related to the development and implementation of new business and strategic initiatives were expensed as incurred.

Liquidity and Capital Resources

The Company expects cash flow from operations and debt issuances will be sufficient to meet foreseeable business operating and recurring cash needs (including debt service, dividends, capital expenditures and planned stock repurchases). The Company believes its strong cash-generating capability and financial condition should continue to allow it broad access to financial markets worldwide.

(Dollars in Millions Except Per Share Amounts)

Cash Flow

Net cash provided by operations in 2009 was $3,277 as compared with $2,302 in 2008 and $2,252 in 2007. The increase in 2009 as compared to 2008 is primarily related to improved profitability, decreased working capital and lower cash spending related to the 2004 Restructuring Program, partially offset by higher tax payments. The increase in 2008 as compared to 2007 reflects the Company's improved profitability, offset by increased working capital, higher tax payments and higher voluntary cash contributions to the Company's U.S. postretirement benefit plans.

The Company defines working capital as the difference between current assets (excluding cash and cash equivalents and marketable securities, the latter of which is reported in Other current assets) and current liabilities (excluding short-term debt). Overall, the Company's working capital decreased to (0.4%) of Net sales in 2009 as compared with 2.5% in 2008. The decrease in working capital in 2009 is primarily related to improved accounts receivable days' sales outstanding and decreased inventory days outstanding, while current liabilities including income taxes increased with our profitability. In 2008, higher balances in accounts receivable were due primarily to higher Net sales. Additionally, inventory and accounts payable and other accruals increased in 2008 as a result of raw material cost increases and inventory build-up for new product launches and promotional activities.

Investing activities used $841 of cash during 2009 compared with uses of $613 and $528 during 2008 and 2007, respectively. Investing activities for 2009 included the purchase of $210 of U.S. dollar-denominated bonds issued by a Venezuelan state-owned corporation and $50 of U.S. dollar-linked, devaluation-protected bonds issued by the Venezuelan government. The increase in use in 2008 as compared to 2007 was primarily due to higher capital spending and lower proceeds from the sale of property and non-core product lines, offset by lower payments for acquisitions.

Capital expenditures were $575, $684 and $583 for 2009, 2008 and 2007, respectively. Lower capital expenditures in 2009 reflected the completion during the year of certain capacity expansions, as well as the completion of the 2004 Restructuring Program at the end of 2008. Capital spending continues to focus primarily on projects that yield high aftertax returns. Overall capital expenditures for 2010 are expected to represent approximately 3.5% of Net sales.

Investing activities in 2009 and 2008 included $17 and $58, respectively, of proceeds from the sale of certain assets, including certain asset sales in 2008 related to the 2004 Restructuring Program. Investing activities in 2007 included $67 of net proceeds from the sale of the Company's Latin American household bleach business and $43 of proceeds from the sale of other property related to the 2004 Restructuring Program. In 2007, the Company increased its ownership interest in one of its subsidiaries in China to 100% at a cost of $27.

Financing activities used $2,270 of cash during 2009 compared to $1,530 and $1,803 during 2008 and 2007, respectively. The increase in 2009 was primarily due to higher net debt payments and an increase in dividends paid. The decrease in 2008 was primarily due to fewer repurchases of common stock.

Long-term debt decreased to $3,147 as of December 31, 2009 as compared to $3,676 as of December 31, 2008 and total debt decreased to $3,182 as of December 31, 2009 as compared to $3,783 as of December 31, 2008. The Company's long-term debt is rated AA- by Standard & Poor's and Aa3 by Moody's Investors Service.

At December 31, 2009, the Company had access to unused domestic and foreign lines of credit of $3,014 and could also issue medium-term notes pursuant to an effective shelf registration statement. In August 2008, the Company increased the borrowing capacity under its domestic revolving credit facility from $1,500 to $1,600 by adding two banks to the syndicate of banks participating in the revolving credit facility. The facility has an expiration date of November 2012. These domestic lines are available for general corporate purposes and to support the issuance of commercial paper.

During the third quarter of 2009, the Company issued $300 of U.S. dollar-denominated six-year notes at a fixed rate of 3.15% under the Company's shelf registration statement. Proceeds from the debt issuance were primarily used to reduce commercial paper borrowings. In addition, during the third quarter of 2009, to effectively convert a portion of the Company's fixed rate debt portfolio to a variable rate, the Company also entered into interest rate swaps, with a total notional value of $330.

(Dollars in Millions Except Per Share Amounts)

During 2008, the Company issued $250 of five-year notes at a fixed rate of 4.2% under the Company's shelf registration statement. The Company simultaneously entered into interest rate swaps to effectively convert the fixed interest rate of the notes to a variable rate. During 2008, the Company also issued approximately $75 of forty-year notes at a variable rate, also under the shelf registration statement. Proceeds from the debt issuances were used to repay $100 of medium-term notes with an original maturity of May 2017 and to reduce commercial paper borrowings.

During 2007, the Company issued 250 million of Euro-denominated medium-term notes maturing in June 2014 at a fixed interest rate of 4.75%, payable annually. The net proceeds of approximately $332 (248 million Euros) from the issuance were used to pay down U.S. dollar-denominated commercial paper.

Domestic and foreign commercial paper outstanding was $0 and $735 as of December 31, 2009 and 2008, respectively. The average daily balances outstanding for commercial paper in 2009 and 2008 were $1,144 and $1,284, respectively. These borrowings carry a Standard & Poor's rating of A-1+ and a Moody's Investors Service rating of P-1. The Company regularly classifies commercial paper and certain current maturities of notes payable as long-term debt as it has the intent and ability to refinance such obligations on a long-term basis, including, if necessary, by utilizing its line of credit that expires in 2012.

Certain of the facilities with respect to the Company's bank borrowings contain cross-default provisions. Noncompliance with these requirements could ultimately result in the acceleration of amounts owed. The Company is in full compliance with all such requirements and believes the likelihood of noncompliance is remote. See Note 6 to the Consolidated Financial Statements for further information about the Company's long-term debt and credit facilities.

Dividend payments in 2009 were $981, an increase from $889 in 2008 and $798 in 2007. Common stock dividend payments increased to $1.72 per share in 2009 from $1.56 per share in 2008 and $1.40 per share in 2007. The Series B Preference stock dividend payments increased to $13.76 per share in 2009 from $12.48 per share in 2008 and $11.20 per share in 2007. On February 4, 2010, the Company's Board of Directors increased the quarterly common stock cash dividend to $0.53 per share, effective as of the second quarter 2010.

The Effect of exchange rate changes on Cash and cash equivalents in 2009 primarily reflects the premium associated with acquiring U.S. dollar currency through parallel market transactions in Venezuela.

The Company repurchases its shares of common stock in the open market and in private transactions to maintain its targeted capital structure and to fulfill certain requirements of its compensation and benefit plans. The repurchases are made pursuant to programs authorized by the Company's Board of Directors. Shares repurchased from January 30, 2008 through February 4, 2010 were repurchased pursuant to a program authorized by the Board on January 30, 2008 (the 2008 Program) and shares repurchased from March 9, 2006 to January 29, 2008 were repurchased pursuant to a program authorized by the Board on March 9, 2006 (the 2006 Program). On February 4, 2010, the Company's Board of Directors authorized a new share repurchase program (the 2010 Program) which replaced the 2008 Program. The 2010 Program authorizes the repurchase of up to 40 million shares of the Company's common stock.

Aggregate repurchases in 2009 included 13.9 million common shares under the 2008 Program and 1.0 million common shares to fulfill the requirements of compensation and benefit plans, for a total purchase price of $1,063. Aggregate repurchases in 2008 included 13.8 million common shares under both the 2008 Program and the 2006 Program, and 0.9 million common shares to fulfill the requirements of compensation and benefit plans, for a total purchase price of $1,073. Aggregate repurchases in 2007 included 20.8 million common shares for a total purchase price of $1,269.

(Dollars in Millions Except Per Share Amounts)

The following represents the scheduled maturities of the Company's contractual obligations as of December 31, 2009:

		Payments Due by Period					
	Total	2010	2011	2012	2013	2014	Thereafter
Long-term debt including current portion	$ 3,147	$ 326	$ 639	$ 341	$ 262	$ 358	$ 1,221
Net cash interest payments on long-term debt[1]	686	110	98	87	68	58	265
Leases	1,283	185	158	140	121	109	570
Purchase obligations[2]	551	287	140	77	25	11	11
Total[3]	$ 5,667	$ 908	$ 1,035	$ 645	$ 476	$ 536	$ 2,067

(1) Includes the net interest payments on fixed and variable rate debt and associated interest rate swaps. Interest payments associated with floating rate instruments are based on management's best estimate of projected interest rates for the remaining term of variable rate debt.

(2) The Company had outstanding contractual obligations with suppliers at the end of 2009 for the purchase of raw, packaging and other materials and services in the normal course of business. These purchase obligation amounts represent only those items which are based on agreements that are enforceable and legally binding and that specify minimum quantity, price and term and do not represent total anticipated purchases.

(3) Long-term liabilities associated with the Company's postretirement plans are excluded from the table above due to the uncertainty of the timing of these cash disbursements. The amount and timing of cash funding related to these benefit plans will generally depend on local regulatory requirements, various economic assumptions (the most significant of which are detailed in "Critical Accounting Policies and Use of Estimates," below) and voluntary Company contributions. Based on current information, the Company does not anticipate having to make any mandatory contributions to its qualified U.S. pension plan until 2012. Management's best estimate of cash requirements to be paid directly from the Company's assets for its postretirement plans for the year ending December 31, 2010, is approximately $120, including approximately $35 for other retiree benefit plans. These estimated cash requirements include approximately $55 of projected contributions to the Company's postretirement plans, comprised of $35 of voluntary contributions to our U.S. pension plans and approximately $20 of projected benefit payments made directly to participants of unfunded plans.

Liabilities for unrecognized income tax benefits are excluded from the table above as the Company is unable to reasonably predict the ultimate amount or timing of a settlement of such liabilities. See Note 11 to the Consolidated Financial Statements for more information.

As more fully described in Note 13 to the Consolidated Financial Statements, the Company is contingently liable with respect to lawsuits, environmental matters, taxes and other matters arising in the ordinary course of business.

Off-Balance Sheet Arrangements

The Company does not have off-balance sheet financing or unconsolidated special purpose entities.

Managing Foreign Currency, Interest Rate and Commodity Price Exposure

The Company is exposed to market risk from foreign currency exchange rates, interest rates and commodity price fluctuations. Volatility relating to these exposures is managed on a global basis by utilizing a number of techniques, including working capital management, selling price increases, selective borrowings in local currencies and entering into selective derivative instrument transactions, issued with standard features, in accordance with the Company's treasury and risk management policies. The Company's treasury and risk management policies prohibit the use of leveraged derivatives for any purpose as well as derivatives for trading purposes.

(Dollars in Millions Except Per Share Amounts)

The sensitivity of our financial instruments to these market fluctuations is discussed below. See Note 2 and Note 7 to the Consolidated Financial Statements for further discussion of derivatives and hedging policies and fair value measurements.

Foreign Exchange Risk

As the Company markets its products in over 200 countries and territories, it is exposed to currency fluctuations related to manufacturing and selling its products in currencies other than the U.S. dollar. Our foreign currency exposures reflect the Company's operations in the markets in Latin America (28% of Net sales), Europe/South Pacific (21% of Net sales) and Asia/Africa (17% of Net sales). The Company manages its foreign currency exposures in these markets through a combination of cost-containment measures, selling price increases and foreign currency hedging of certain costs in an effort to minimize the impact on earnings of foreign currency rate movements. See the "Results of Operations" section above for discussion of the foreign exchange impact on Net sales in each segment.

The assets and liabilities of foreign subsidiaries, other than those operating in highly inflationary environments, are translated into U.S. dollars at year-end exchange rates with resulting translation gains and losses accumulated in a separate component of shareholders' equity. Income and expense items are translated into U.S. dollars at average rates of exchange prevailing during the year.

For subsidiaries operating in highly inflationary environments, inventories, prepaids, goodwill and property, plant and equipment are remeasured at their historical exchange rates, while other assets and liabilities are remeasured at year-end exchange rates. Remeasurement adjustments for these operations are included in Net income.

The Company primarily utilizes foreign currency contracts, including forward and swap contracts, local currency deposits and local currency borrowings to hedge portions of its exposures relating to foreign currency purchases, assets and liabilities created in the normal course of business and the net investment in certain foreign subsidiaries. The duration of foreign currency contracts generally does not exceed 12 months and the contracts are valued using observable forward rates.

Our foreign currency forward contracts that qualify for cash flow hedge accounting resulted in net unrealized gains of $4 at December 31, 2009 and net unrealized losses of $5 at December 31, 2008. Changes in the fair value of cash flow hedges are recorded in Other comprehensive income (loss) and are reclassified into earnings in the same period or periods during which the underlying hedged transaction is recognized in earnings. At the end of 2009, an unfavorable 10% change in exchange rates would have resulted in a net unrealized loss of $17.

Interest Rate Risk

The Company manages its targeted mix of fixed and floating rate debt with debt issuances and by entering into interest rate swaps in order to mitigate fluctuations in earnings and cash flows that may result from interest rate volatility. The notional amount, interest payment and maturity date of the swaps match the principal, interest payment and maturity date of the related debt in all cases, and the swaps are valued using observable benchmark rates.

Based on year-end 2009 variable rate debt levels, a 1-percentage-point increase in interest rates would have increased Interest expense, net by $10 in 2009.

Commodity Price Risk

The Company is exposed to price volatility related to raw materials used in production, such as resins, tallow, corn and soybeans. The Company manages its raw material exposures through a combination of cost containment measures, ongoing productivity initiatives and the limited use of commodity hedging contracts. Futures contracts are used on a limited basis, primarily in the Pet Nutrition segment, to manage volatility related to anticipated raw material inventory purchases of certain traded commodities.

(Dollars in Millions Except Per Share Amounts)

Our open commodity derivative contracts, which qualify for cash flow hedge accounting, resulted in net unrealized losses of $0 and $7 for the years ended December 31, 2009 and 2008, respectively. At the end of 2009, an unfavorable 10% change in commodity futures prices would have resulted in an unrealized net loss of $1.

Credit Risk

The Company is exposed to the risk of credit loss in the event of nonperformance by counterparties to financial instrument contracts; however, nonperformance is considered unlikely as it is the Company's policy to contract with highly rated diverse counterparties.

Recent Accounting Pronouncements

No new accounting pronouncement issued or which became effective during the fiscal year has had or is expected to have a material impact on the Consolidated Financial Statements.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements requires management to use judgment and make estimates. The level of uncertainty in estimates and assumptions increases with the length of time until the underlying transactions are completed. Actual results could ultimately differ from those estimates. The accounting policies that are most critical in the preparation of the Company's Consolidated Financial Statements are those that are both important to the presentation of the Company's financial condition and results of operations and require significant or complex judgments and estimates on the part of management. The Company's critical accounting policies are reviewed periodically with the Audit Committee of the Board of Directors.

In certain instances, accounting principles generally accepted in the United States of America allow for the selection of alternative accounting methods. The Company's significant policies that involve the selection of alternative methods are accounting for shipping and handling costs and inventories.

- Shipping and handling costs may be reported as either a component of cost of sales or selling, general and administrative expenses. The Company reports such costs, primarily related to warehousing and outbound freight, in the Consolidated Statements of Income as a component of Selling, general and administrative expenses. Accordingly, the Company's gross profit margin is not comparable with the gross profit margin of those companies that include shipping and handling charges in cost of sales. If such costs had been included in cost of sales, gross profit margin as a percent of sales would have decreased by 730 bps, from 58.8% to 51.5%, in 2009 and decreased by 780 and 790 bps in 2008 and 2007, respectively, with no impact on reported earnings.

- The Company accounts for inventories using both the first-in, first-out (FIFO) method (approximately 79% of inventories) and the last-in, first-out (LIFO) method (approximately 21% of inventories). There would have been no material impact on reported earnings for 2009, 2008 and 2007 had all inventories been accounted for under the FIFO method.

The areas of accounting that involve significant or complex judgments and estimates are pensions and other postretirement benefits, stock options, asset impairments, uncertain tax positions, tax valuation allowances and legal and other contingencies.

(Dollars in Millions Except Per Share Amounts)

- In pension accounting, the most significant actuarial assumptions are the discount rate and the long-term rate of return on plan assets. The discount rate for U.S. defined benefit plans was 5.75%, 6.30% and 6.50% as of December 31, 2009, 2008 and 2007, respectively. The discount rate for other U.S. postretirement plans was 5.75%, 5.80% and 6.50% as of December 31, 2009, 2008 and 2007, respectively. Discount rates used for the U.S. defined benefit and other postretirement plans are based on a yield curve constructed from a portfolio of high-quality bonds for which the timing and amount of cash outflows approximate the estimated payouts of the U.S. plans. For the Company's international plans, the discount rates are set by benchmarking against investment-grade corporate bonds rated AA. The assumed long-term rate of return on plan assets for U.S. plans was 8.0% as of December 31, 2009, 2008 and 2007. In determining the long-term rate of return, the Company considers the nature of the plans' investments, an expectation for the plans' investment strategies and the historical rate of return.

  Average annual rates of return for the U.S. plans for the most recent 1-year, 5-year, 10-year, 15-year and 25-year periods were 17%, 5%, 4%, 6%, and 9%, respectively. In addition, the current rate of return assumption for the U.S. plans is based upon a targeted asset allocation of approximately 33% in fixed income securities (which are expected to earn approximately 6% in the long-term), 63% in equity securities (which are expected to earn approximately 9.25% in the long-term) and 4% in real estate and other (which are expected to earn approximately 6% in the long-term). A 1% change in either the discount rate or the assumed rate of return on plan assets of the U.S. pension plans would impact future Net income by approximately $10. A third assumption is the long-term rate of compensation increase, a change in which would partially offset the impact of a change in either the discount rate or the long-term rate of return. This rate was 4.0% as of December 31, 2009, 2008 and 2007. Refer to Note 10 to the Consolidated Financial Statements for further discussion of the Company's pension and other postretirement plans.

- The assumption requiring the most judgment in accounting for other postretirement benefits is the medical cost trend rate. The Company reviews external data and its own historical trends for health care costs to determine the medical cost trend rate. The assumed rate of increase is 9.00% for 2010, declining to 5.00% by 2016 and remaining at 5.00% for the years thereafter. The effect of a 1% increase in the assumed long-term medical cost trend rate would reduce Net income by $5.

- The Company recognizes the cost of employee services received in exchange for awards of equity instruments, such as stock options and restricted stock, based on the fair value of those awards at the date of grant. The Company uses the Black-Scholes-Merton (Black-Scholes) option pricing model to determine the fair value of stock-option awards. The weighted-average estimated fair value of each stock option granted for the year ended December 31, 2009 was $12.06. The Black-Scholes model uses various assumptions to determine the fair value of options. These assumptions include expected term of options, expected volatility, risk-free interest rate and expected dividend yield. While these assumptions do not require significant judgment, as the significant inputs are determined from historical experience or independent third-party sources, changes in these inputs could result in significant changes in fair value. A one-year change in term would result in a change in fair value of approximately 9%. A one percent change in volatility would change fair value by approximately 5%.

- The asset impairment analysis performed for goodwill and intangible assets requires several estimates including future cash flows, growth rates and the selection of a discount rate. Since the estimated fair value of the Company's intangible assets substantially exceeds the recorded book value, significant changes in these estimates would have to occur to result in an impairment charge related to these assets.

- The recognition and measurement of uncertain tax positions involves consideration of the amounts and probabilities of various outcomes that could be realized upon ultimate settlement.

- Tax valuation allowances are established to reduce tax assets such as tax loss carryforwards, to net realizable value. Factors considered in estimating net realizable value include historical results by tax jurisdiction, carryforward periods, income tax strategies and forecasted taxable income.

- Legal and other contingency reserves are based on management's assessment of the risk of potential loss, which includes consultation with outside legal counsel and advisors. Such assessments are reviewed each period and revised, based on current facts and circumstances, if necessary. While it is possible that the Company's cash flows and results of operations in a particular quarter or year could be materially affected by the impact of such contingencies, it is the opinion of management that these matters will not have a material impact on the Company's financial position, on-going results of operations or cash flows. Refer to Note 13 to the Consolidated Financial Statements for further discussion of the Company's contingencies.

The Company generates revenue through the sale of well-known consumer products to trade customers under established trading terms. While the recognition of revenue and receivables requires the use of estimates, there is a short time frame (typically less than 60 days) between the shipment of product and cash receipt, thereby reducing the level of uncertainty in these estimates. Refer to Note 2 to the Consolidated Financial Statements for further description of the Company's significant accounting policies.

Cautionary Statement on Forward-Looking Statements

This Annual Report on Form 10-K may contain "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. Such statements may relate, for example, to sales or volume growth, profit and profit margin growth, earnings growth, financial goals, the impact of the recent currency devaluation in Venezuela, cost-reduction plans, tax rates and new product introductions, among other matters. These statements are made on the basis of the Company's views and assumptions as of this time and the Company undertakes no obligation to update these statements. Moreover, the Company does not, nor does any other person, assume responsibility for the accuracy and completeness of those statements. The Company cautions investors that any such forward-looking statements are not guarantees of future performance and that actual events or results may differ materially from those statements. Actual events or results may differ materially because of factors that affect international businesses and global economic conditions, as well as matters specific to us and the markets we serve, including currency rate fluctuations, changes in foreign or domestic laws or regulations or their interpretation, political and fiscal developments, the availability and cost of raw and packaging materials, our ability to maintain or increase selling prices as required, changes in the policies of retail trade customers and our ability to continue lowering costs and to mitigate the impact of the recent currency devaluation in Venezuela. For information about these and other factors that could impact our business and cause actual results to differ materially from forward-looking statements, refer to "Risk Factors" in Item 1A.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See "Managing Foreign Currency, Interest Rate and Commodity Price Exposure" in Item 7.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See "Index to Financial Statements."

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's management, under the supervision and with the participation of the Company's Chairman of the Board, President and Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2009 (the Evaluation). Based upon the Evaluation, the Company's Chairman of the Board, President and Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) are effective.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of its Chairman of the Board, President and Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America. Management evaluates the effectiveness of the Company's internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control—Integrated Framework." Management, under the supervision and with the participation of the Company's Chairman of the Board, President and Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009 and concluded that it is effective.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2009, and has expressed an unqualified opinion in their report, which appears in this report.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

On February 25, 2010, the Company amended the Colgate-Palmolive Company Supplemental Salaried Employees' Retirement Plan to limit the benefit payable thereunder so that such benefit, when expressed as a lump sum value, together with the benefit payable under the Colgate-Palmolive Company Employees' Retirement Income Plan, also expressed as a lump sum, will not exceed a cap of $20 million, with such cap to be adjusted at an annual rate of 6%. The plan amendment is filed as Exhibit 10-B(d) to this report. For additional information regarding the Company's retirement plans, see the Company's Proxy Statement for its 2010 Annual Meeting of Stockholders.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

See "Executive Officers of the Registrant" in Part I of this report.

Additional information required by this Item relating to directors, executive officers and corporate governance of the registrant and information regarding compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to the Company's Proxy Statement for its 2010 Annual Meeting of Stockholders (the 2010 Proxy Statement).

Code of Ethics

The Company's Code of Conduct promotes the highest ethical standards in all of the Company's business dealings. The Code of Conduct satisfies the SEC's requirements for a Code of Ethics for senior financial officers and applies to all Company employees, including the Chairman, President and Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, and the Company's directors. The Code of Conduct is available on the Company's website at www.colgate.com. Any amendment to the Code of Conduct will promptly be posted on the Company's website. It is the Company's policy not to grant waivers of the Code of Conduct. In the extremely unlikely event that the Company grants an executive officer a waiver from a provision of the Code of Conduct, the Company will promptly disclose such information by posting it on its website or by using other appropriate means in accordance with SEC rules.

ITEM 11. EXECUTIVE COMPENSATION

The information regarding executive compensation set forth in the 2010 Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

(a) The information regarding security ownership of certain beneficial owners and management set forth in the 2010 Proxy Statement is incorporated herein by reference.

(b) The registrant does not know of any arrangements that may at a subsequent date result in a change in control of the registrant.

(c) Equity compensation plan information as of December 31, 2009:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (in thousands)	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (in thousands)
Equity compensation plans approved by security holders.	27,892[1]	$ 58[2]	29,579[3]
Equity compensation plans not approved by security holders	Not applicable	Not applicable	Not applicable
Total	27,892	$ 58	29,579

(1) Consists of 25,091 options outstanding and 2,801 restricted shares awarded but not yet vested under the Company's Stock Option and Incentive Stock Plans, respectively, which are more fully described in Note 8 to the Consolidated Financial Statements.

(2) Includes the weighted-average exercise price of stock options outstanding of $65 and restricted shares of $0.

(3) Amount includes 18,426 options available for issuance under the Company's Stock Option Plans and 11,153 of restricted shares available for issuance under the Company's Incentive Stock Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information regarding certain relationships and related transactions and director independence set forth in the 2010 Proxy Statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information regarding auditor fees and services set forth in the 2010 Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements and Financial Statement Schedules

See "Index to Financial Statements."

(b) Exhibits.

See "Exhibits to Form 10-K."

COLGATE-PALMOLIVE COMPANY
SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLGATE-PALMOLIVE COMPANY
(Registrant)

Date: February 25, 2010

By /s/ IAN COOK
Ian Cook
Chairman of the Board, President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 25, 2010, by the following persons on behalf of the registrant and in the capacities indicated.

(a) Principal Executive Officer

/s/ IAN COOK
Ian Cook
Chairman of the Board, President and
Chief Executive Officer

(b) Principal Financial Officer

/s/ STEPHEN C. PATRICK
Stephen C. Patrick
Chief Financial Officer

(c) Principal Accounting Officer

/s/ DENNIS J. HICKEY
Dennis J. Hickey
Vice President and
Corporate Controller

(d) Directors

/s/ JOHN T. CAHILL
John T. Cahill

/s/ JILL K. CONWAY
Jill K. Conway

/s/ IAN COOK
Ian Cook

/s/ ELLEN M. HANCOCK
Ellen M. Hancock

/s/ DAVID W. JOHNSON
David W. Johnson

/s/ RICHARD J. KOGAN
Richard J. Kogan

/s/ DELANO E. LEWIS
Delano E. Lewis

/s/ J. PEDRO REINHARD
J. Pedro Reinhard

/s/ STEPHEN I. SADOVE
Stephen I. Sadove

Index to Financial Statements

	Page
Consolidated Financial Statements	
Report of Independent Registered Public Accounting Firm	36
Consolidated Statements of Income for the years ended December 31, 2009, 2008 and 2007	37
Consolidated Balance Sheets as of December 31, 2009 and 2008	38
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2009, 2008 and 2007	39
Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007	40
Notes to Consolidated Financial Statements	41
Schedule II - Valuation and Qualifying Accounts for the years ended December 31, 2009, 2008 and 2007	72
Selected Financial Data	
Market and Dividend Information	73
Historical Financial Summary	75

All other financial statements and schedules not listed have been omitted since the required information is included in the financial statements or the notes thereto or is not applicable or required.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Colgate-Palmolive Company

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Colgate-Palmolive Company and its subsidiaries (the Company) at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting, appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

New York, New York
February 25, 2010

COLGATE-PALMOLIVE COMPANY

Consolidated Statements of Income

For the years ended December 31,

(Dollars in Millions Except Per Share Amounts)

	2009	2008(A)	2007(A)
Net sales	$ 15,327	$ 15,330	$ 13,790
Cost of sales	6,319	6,704	6,043
Gross profit	9,008	8,626	7,747
Selling, general and administrative expenses	5,282	5,422	4,973
Other (income) expense, net	111	103	54
Operating profit	3,615	3,101	2,720
Interest expense, net	77	96	157
Income before income taxes	3,538	3,005	2,563
Provision for income taxes	1,141	968	759
Net income including noncontrolling interests	2,397	2,037	1,804
Less: Net income attributable to noncontrolling interests	106	80	67
Net income	$ 2,291	$ 1,957	$ 1,737
Earnings per common share, basic	$ 4.53	$ 3.81	$ 3.35
Earnings per common share, diluted	$ 4.37	$ 3.66	$ 3.20

(A) Prior year amounts have been reclassified to conform to the current year presentation required by the Consolidation Topic of the FASB Codification. See Note 2 to Consolidated Financial Statements for additional information.

See Notes to Consolidated Financial Statements.

COLGATE-PALMOLIVE COMPANY

Consolidated Balance Sheets

As of December 31,

(Dollars in Millions Except Share Amounts)

	2009	2008(A)
Assets		
Current Assets		
Cash and cash equivalents	$ 600	$ 555
Receivables (net of allowances of $52 and $47, respectively)	1,626	1,592
Inventories	1,209	1,197
Other current assets	375	366
Total current assets	3,810	3,710
Property, plant and equipment, net	3,516	3,119
Goodwill, net	2,302	2,152
Other intangible assets, net	821	834
Other assets	685	164
Total assets	$ 11,134	$ 9,979
Liabilities and Shareholders' Equity		
Current Liabilities		
Notes and loans payable	$ 35	$ 107
Current portion of long-term debt	326	91
Accounts payable	1,172	1,061
Accrued income taxes	387	272
Other accruals	1,679	1,421
Total current liabilities	3,599	2,952
Long-term debt	2,821	3,585
Deferred income taxes	82	82
Other liabilities	1,375	1,316
Total liabilities	7,877	7,935
Commitments and contingent liabilities	—	—
Shareholders' Equity		
Preference stock	169	181
Common stock, $1 par value (2,000,000,000 shares authorized, 732,853,180 shares issued)	733	733
Additional paid-in capital	1,764	1,610
Retained earnings	13,157	11,760
Accumulated other comprehensive income (loss)	(2,096)	(2,477)
	13,727	11,807
Unearned compensation	(133)	(187)
Treasury stock, at cost	(10,478)	(9,697)
Total Colgate-Palmolive Company shareholders' equity	3,116	1,923
Noncontrolling interests	141	121
Total shareholders' equity	3,257	2,044
Total liabilities and shareholders' equity	$ 11,134	$ 9,979

(A) Prior year amounts have been reclassified to conform to the current year presentation required by the Consolidation Topic of the FASB Codification. See Note 2 to Consolidated Financial Statements for additional information.

See Notes to Consolidated Financial Statements.

COLGATE-PALMOLIVE COMPANY

Consolidated Statements of Changes in Shareholders' Equity

(Dollars in Millions)

	Colgate-Palmolive Company Shareholder's Equity								Noncontrolling Interests(A)
	Preference Stock	Common Stock	Additional Paid-In Capital	Unearned Compensation	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	
Balance, January 1, 2007	$ 223	$ 733	$ 1,218	$ (251)	$ (8,074)	$ 9,644	$ (2,081)		$ 112
Net income						1,737		$ 1,737	67
Other comprehensive income:									
Cumulative translation adjustment							250	250	7
Retirement Plan and other retiree benefit adjustments, net of taxes							164	164	
Other							—	—	
Total comprehensive income								$ 2,151	
Adjustment to initially apply FIN 48						(4)			
Purchase of Noncontrolling interests									(27)
Dividends declared:									
Series B Convertible Preference stock, net of taxes						(28)			
Common stock						(721)			
Noncontrolling interests in Company's subsidiaries									(49)
Stock-based compensation expense			110						
Stock options exercised			175		255				
Treasury stock acquired					(1,269)				
Preference stock conversion	(25)		(92)		117				
Other			107	32	67				
Balance, December 31, 2007	$ 198	$ 733	$ 1,518	$ (219)	$ (8,904)	$ 10,628	$ (1,667)		$ 110
Net income						1,957		$ 1,957	80
Other comprehensive income:									
Cumulative translation adjustment							(450)	(450)	(5)
Retirement Plan and other retiree benefit adjustments, net of taxes							(352)	(352)	
Other							(8)	(8)	
Total comprehensive income								$ 1,147	
Dividends declared:									
Series B Convertible Preference stock, net of taxes						(28)			
Common stock						(797)			
Noncontrolling interests in Company's subsidiaries									(64)
Stock-based compensation expense			100						
Stock options exercised			61		157				
Treasury stock acquired					(1,073)				
Preference stock conversion	(17)		(66)		83				
Other			(3)	32	40				
Balance, December 31, 2008	$ 181	$ 733	$ 1,610	$ (187)	$ (9,697)	$ 11,760	$ (2,477)		$ 121
Net income						2,291		$ 2,291	106
Other comprehensive income:									
Cumulative translation adjustment							346	346	1
Retirement Plan and other retiree benefit adjustments, net of taxes							8	8	
Other							27	27	
Total comprehensive income								$ 2,672	
Dividends declared:									
Series B Convertible Preference stock, net of taxes						(30)			
Common stock						(864)			
Noncontrolling interests in Company's subsidiaries									(87)
Stock-based compensation expense			117						
Stock options exercised			92		175				
Treasury stock acquired					(1,063)				
Preference stock conversion	(12)		(48)		60				
Other			(7)	54	47				
Balance, December 31, 2009	$ 169	$ 733	$ 1,764	$ (133)	$ (10,478)	$ 13,157	$ (2,096)		$ 141

(A) Prior year amounts have been reclassified to conform to the current year presentation required by the Consolidation Topic of the FASB Codification. See Note 2 to Consolidated Financial Statements for additional information.

See Notes to Consolidated Financial Statements.

COLGATE-PALMOLIVE COMPANY

Consolidated Statements of Cash Flows

For the years ended December 31,

(Dollars in Millions)

	2009	2008(A)	2007(A)
Operating Activities			
Net income	$ 2,291	$ 1,957	$ 1,737
Adjustments to reconcile net income to net cash provided by operations:			
Restructuring, net of cash	(18)	(50)	21
Depreciation and amortization	351	348	334
Gain before tax on sale of non-core product lines	(5)	-	(49)
Stock-based compensation expense	117	100	110
Deferred income taxes	(23)	(6)	(147)
Cash effects of changes in:			
Receivables	57	(70)	(66)
Inventories	44	(135)	(111)
Accounts payable and other accruals	294	125	366
Other non-current assets and liabilities	169	33	57
Net cash provided by operations	3,277	2,302	2,252
Investing Activities			
Capital expenditures	(575)	(684)	(583)
Payment for acquisitions, net of cash acquired	-	-	(27)
Sale of property and non-core product lines	17	58	110
Sales (purchases) of marketable securities and investments	(289)	10	(11)
Other	6	3	(17)
Net cash used in investing activities	(841)	(613)	(528)
Financing Activities			
Principal payments on debt	(3,950)	(2,320)	(1,738)
Proceeds from issuance of debt	3,424	2,515	1,513
Dividends paid	(981)	(889)	(798)
Purchases of treasury shares	(1,063)	(1,073)	(1,269)
Proceeds from exercise of stock options and excess tax benefits	300	237	489
Net cash used in financing activities	(2,270)	(1,530)	(1,803)
Effect of exchange rate changes on Cash and cash equivalents	(121)	(33)	18
Net (decrease) increase in Cash and cash equivalents	45	126	(61)
Cash and cash equivalents at beginning of year	555	429	490
Cash and cash equivalents at end of year	$ 600	$ 555	$ 429
Supplemental Cash Flow Information			
Income taxes paid	$ 1,098	$ 862	$ 647
Interest paid	98	119	163
Principal payments on ESOP debt, guaranteed by the Company	74	64	54

(A) Prior year amounts have been reclassified to conform to the current year presentation required by the Consolidation Topic of the FASB Codification. See Note 2 to Consolidated Financial Statements for additional information.

See Notes to Consolidated Financial Statements.

(Dollars in Millions Except Per Share Amounts)

1. Nature of Operations

The Company manufactures and markets a wide variety of products in the U.S. and around the world in two distinct business segments: Oral, Personal and Home Care; and Pet Nutrition. Oral, Personal and Home Care products include toothpaste, toothbrushes and mouth rinses, bar and liquid hand soaps, shower gels, shampoos, conditioners, deodorants and antiperspirants, laundry and dishwashing detergents, fabric conditioners, household cleaners, bleaches and other similar items. These products are sold primarily to wholesale and retail distributors worldwide. Pet Nutrition products include specialty pet nutrition products manufactured and marketed by Hill's Pet Nutrition. The principal customers for Pet Nutrition products are veterinarians and specialty pet retailers. Principal global and regional trademarks include Colgate, Palmolive, Mennen, Speed Stick, Lady Speed Stick, Softsoap, Irish Spring, Protex, Sorriso, Kolynos, Elmex, Tom's of Maine, Ajax, Axion, Fabuloso, Soupline, Suavitel, Hill's Science Diet and Hill's Prescription Diet.

The Company's principal classes of products accounted for the following percentages of worldwide sales for the past three years:

	2009	2008	2007
Oral Care	41%	41%	40%
Home Care	23%	23%	24%
Personal Care	22%	22%	23%
Pet Nutrition	14%	14%	13%
Total	100%	100%	100%

2. Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Colgate-Palmolive Company and its majority-owned subsidiaries. Intercompany transactions and balances have been eliminated. The Company's investments in consumer products companies with interests ranging between 20% and 50% are accounted for using the equity method. Net income (loss) from such investments is recorded in Other (income) expense, net in the Consolidated Statements of Income. As of December 31, 2009 and 2008, equity method investments included in Other assets were $15 and $13, respectively. Unrelated third parties hold the remaining ownership interest in these investments. Investments with less than a 20% interest are accounted for using the cost method.

To conform to the current year presentation required by the Consolidation Topic of the Financial Accounting Standards Board ("FASB") Codification, net income attributable to noncontrolling interests in less-than-wholly owned subsidiaries has been reclassified from Other (income) expense, net to a new line below Operating profit called Net income attributable to noncontrolling interests. The reclassification had no effect on Net income or Earnings per common share. Additionally, prior period balances of accumulated undistributed earnings relating to noncontrolling interests in less-than-wholly owned subsidiaries have been reclassified from Other liabilities to a component of Shareholders' Equity. For further information regarding the impact of these reclassifications on segments, refer to Note 14.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to use judgment and make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The level of uncertainty in estimates and assumptions increases with the length of time until the underlying transactions are completed. As such, the most significant uncertainty in the Company's assumptions and estimates involved in preparing the financial statements includes pension and other retiree benefit cost assumptions, stock-based compensation, asset impairment, uncertain tax positions, tax valuation allowances and legal and other contingency reserves. Additionally, the Company uses available market information and other valuation methodologies in assessing the fair value of financial instruments and retirement plan assets. Judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, changes in assumptions or the estimation methodologies may affect the fair value estimates. Actual results could ultimately differ from those estimates.

Revenue Recognition

Sales are recorded at the time products are shipped to trade customers and when risk of ownership transfers. Net sales reflect units shipped at selling list prices reduced by sales returns and the cost of current and continuing promotional programs. Current promotional programs, such as product listing allowances and co-operative advertising arrangements, are recorded in the period incurred. Continuing promotional programs are predominantly consumer coupons and volume-based sales incentive arrangements with trade customers. The redemption cost of consumer coupons is based on historical redemption experience and is recorded when coupons are distributed. Volume-based incentives offered to trade customers are based on the estimated cost of the program and are recorded as products are sold.

Shipping and Handling Costs

Shipping and handling costs are classified as Selling, general and administrative expenses and were $1,116, $1,193 and $1,080 for the years ended December 31, 2009, 2008 and 2007, respectively.

Marketing Costs

The Company markets its products through advertising and other promotional activities. Advertising costs are included in Selling, general and administrative expenses and are expensed as incurred. Certain consumer and trade promotional programs, such as consumer coupons, are recorded as a reduction of sales.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. The cost of approximately 79% of inventories is determined using the first-in, first-out (FIFO) method. The cost of all other inventories, predominantly in the U.S. and Mexico, is determined using the last-in, first-out (LIFO) method.

Property, Plant and Equipment

Land, buildings and machinery and equipment are stated at cost. Depreciation is provided, primarily using the straight-line method, over estimated useful lives ranging from 3 to 15 years for machinery and equipment and up to 40 years for buildings.

Goodwill and Other Intangibles

Goodwill and indefinite life intangible assets, such as the Company's global brands, are subject to impairment tests at least annually. These tests were performed and did not result in an impairment charge. Other intangible assets with finite lives, such as trademarks, local brands and non-compete agreements, are amortized over their useful lives, ranging from 5 to 40 years.

Income Taxes

The provision for income taxes is determined using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based upon the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates that will be in effect at the time such differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Provision is made currently for taxes payable on remittances of overseas earnings; no provision is made for taxes on overseas retained earnings that are deemed to be permanently reinvested.

The Company uses a comprehensive model to recognize, measure, present and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on an income tax return. The Company recognizes interest expense and penalties related to unrecognized tax benefits within income tax expense.

Financial Instruments

Derivative instruments are recorded as assets and liabilities at estimated fair value based on available market information. The Company's derivative instruments that qualify for hedge accounting are designated as either fair value hedges, cash flow hedges or net investment hedges. For fair value hedges, changes in fair value of the derivative, as well as the offsetting changes in fair value of the hedged item, are recognized in earnings each period. For cash flow hedges, changes in fair value of the derivative are recorded in Other comprehensive income (loss) and are recognized in earnings when the offsetting effect of the hedged item is also recognized in earnings. For hedges of the net investment in foreign subsidiaries, changes in fair value of the derivative are recorded in Other comprehensive income (loss) to offset the change in the value of the net investment being hedged. Cash flows related to hedges are classified in the same category as the cash flows from the hedged item in the Consolidated Statements of Cash Flows.

The Company may also enter into certain foreign currency and interest rate instruments that economically hedge certain of its risks but do not qualify for hedge accounting. Changes in fair value of these derivative instruments, based on quoted market prices, are recognized in earnings each period. The Company's derivative instruments and other financial instruments are more fully described in Note 7, along with the related fair value measurement considerations.

Stock-Based Compensation

The Company recognizes the cost of employee services received in exchange for awards of equity instruments, such as stock options and restricted stock, based on the fair value of those awards at the date of grant over the requisite service period. The Company uses the Black-Scholes-Merton (Black-Scholes) option pricing model to determine the fair value of stock-option awards. Stock-based compensation plans, related expenses and assumptions used in the Black-Scholes option pricing model are more fully described in Note 8.

Translation of Overseas Currencies

The assets and liabilities of foreign subsidiaries, other than those operating in highly inflationary environments, are translated into U.S. dollars at year-end exchange rates with resulting translation gains and losses accumulated in a separate component of shareholders' equity. Income and expense items are translated into U.S. dollars at average rates of exchange prevailing during the year.

For subsidiaries operating in highly inflationary environments, inventories, prepaids, goodwill and property, plant and equipment are remeasured at their historical exchange rates, while other assets and liabilities are remeasured at year-end exchange rates. Remeasurement adjustments for these operations are included in Net income.

Recent Accounting Pronouncements

No new accounting pronouncement issued or which became effective during the fiscal year has had or is expected to have a material impact on the Consolidated Financial Statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Acquisitions and Divestitures

Acquisitions

During 2007, the Company increased its ownership interest in one of its subsidiaries in China to 100% at a cost of $27.

Divestitures

Consistent with the Company's strategy to prioritize higher-margin businesses, the Company sold its household bleach businesses in Latin America, excluding Colombia, in 2007. The transaction included the sale of the bleach brands Agua Jane and Nevex in Uruguay and Venezuela, respectively, and the license of the Ajax brand for bleach during a transition period in the Dominican Republic and Ecuador. The transaction closed in the Latin American countries during the first quarter of 2007 with proceeds of $67, resulting in a pretax gain of $49 ($30 aftertax) included in Other (income) expense, net in 2007. These operations were not material to the Company's annual Net sales, Net income or Earnings per share.

(Dollars in Millions Except Per Share Amounts)

4. Restructuring and Related Implementation Charges

The Company's four-year restructuring and business-building program (the 2004 Restructuring Program) to enhance the Company's global leadership position in its core businesses was finalized as of December 31, 2008 and there were no charges incurred during the year ended December 31, 2009.

The Company incurred total pretax cumulative charges of $1,069 ($776 aftertax) related to the 2004 Restructuring Program. Charges incurred in connection with the implementation of various projects since inception were as follows:

	Cumulative Charges as of December 31, 2008
Termination Benefits	$ 426
Incremental Depreciation	222
Asset Impairments	47
Other	374
Total cumulative 2004 Restructuring Program charges, pretax	$ 1,069

Other charges primarily consisted of implementation-related charges resulting directly from exit activities and the implementation of new strategies as a result of the 2004 Restructuring Program. These charges included ramp-down costs related to the closure of existing facilities, start-up costs for new facilities and third-party incremental costs related to the development and implementation of new business and strategic initiatives. Since the inception of the 2004 Restructuring Program in December 2004, the Company incurred $46 of charges related to start-up costs for new manufacturing facilities and $137 of costs for the development and implementation of new business and strategic initiatives.

The majority of costs incurred since inception related to the following significant projects: the voluntary early retirement program in the U.S.; the closing of the Jeffersonville, Indiana oral care facility; the consolidation of toothpaste production in Europe; exiting certain manufacturing activities in other categories in Portugal, Denmark, Puerto Rico, Senegal and Kansas City, Kansas; and the realignment of sales, administrative and research and development functions in various locations around the world. Total charges related to the 2004 Restructuring Program were as follows: North America (36%), Europe/South Pacific (28%), Latin America (4%), Greater Asia/Africa (10%), Hill's Pet Nutrition (1%) and Corporate (21%).

For the years ended December 31, 2008 and 2007 restructuring and implementation-related charges were reflected in the income statement as follows:

	2008	2007
Cost of sales	$ 59	$ 154
Selling, general and administrative expenses	81	49
Other (income) expense, net	24	56
Total 2004 Restructuring Program charges, pretax	$ 164	$ 259
Total 2004 Restructuring Program charges, aftertax	$ 113	$ 184

Restructuring and implementation-related charges in the preceding table were recorded in the Corporate segment as these decisions were centrally directed and controlled and were not included in internal measures of segment operating performance.

COLGATE-PALMOLIVE COMPANY

Notes to Consolidated Financial Statements (continued)

(Dollars in Millions Except Per Share Amounts)

The following table summarizes the activity for the restructuring and implementation-related charges discussed above and the related accrual balances:

	Termination Benefits	Incremental Depreciation	Asset Impairments	Other	Total
Balance at December 31, 2006	$ 53	$ -	$ -	$ 12	$ 65
Charges	81	41	-	137	259
Cash payments	(65)	-	-	(138)	(203)
Charges against assets	(14)	(41)	-	(5)	(60)
Other	(2)	-	-	3	1
Foreign exchange	2	-	-	-	2
Balance at December 31, 2007	$ 55	$ -	$ -	$ 9	$ 64
Charges	33	20	(12)	123	164
Cash payments	(74)	-	-	(121)	(195)
Charges against assets	(3)	(20)	12	21	10
Other	-	-	-	(7)	(7)
Foreign exchange	1	-	-	(4)	(3)
Balance at December 31, 2008	$ 12	$ -	$ -	$ 21	$ 33
Charges	-	-	-	-	-
Cash payments	(7)	-	-	(11)	(18)
Charges against assets	-	-	-	-	-
Other	-	-	-	-	-
Foreign exchange	(1)	-	-	1	-
Balance at December 31, 2009	$ 4	$ -	$ -	$ 11	$ 15

Termination benefits incurred pursuant to the 2004 Restructuring Program were calculated based on long-standing benefit practices, local statutory requirements and, in certain cases, voluntary termination arrangements. Termination benefits also include pension enhancements amounting to $3 in 2008, which are reflected as Charges against assets within Termination benefits in the preceding table, as the corresponding balance sheet amounts are reflected as a reduction of pension assets or an increase in pension liabilities.

Incremental depreciation was recorded to reflect changes in useful lives and estimated residual values for long-lived assets that were taken out of service prior to the end of their normal service period. Asset impairments were recorded to write down assets held for sale or disposal to their fair value based on amounts expected to be realized. Within Asset impairments, charges are net of gains realized on the sale of assets.

During 2008, Other charges related to start-up costs for new manufacturing facilities were $5 and costs incurred for the development and implementation of business and strategic initiatives were $66. Start-up costs for new facilities and third-party incremental costs related to the development and implementation of new business and strategic initiatives were expensed as incurred.

(Dollars in Millions Except Per Share Amounts)

5. Goodwill and Other Intangible Assets

The net carrying value of Goodwill as of December 31, 2009 and 2008, by segment is as follows:

	2009	2008
Oral, Personal and Home Care		
North America	$ 367	$ 350
Latin America	637	531
Europe/South Pacific	1,089	1,064
Greater Asia/Africa	194	192
Total Oral, Personal and Home Care	2,287	2,137
Pet Nutrition	15	15
Total Goodwill	$ 2,302	$ 2,152

The change in the amount of Goodwill in each year was primarily due to the impact of foreign currency translation. In addition, in 2007 Goodwill increased $16 due to an increase in the Company's ownership in one of its Chinese subsidiaries.

Other intangible assets as of December 31, 2009 and 2008 are comprised of the following:

	2009			2008		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Trademarks	$ 528	$ (205)	$ 323	$ 436	$ (186)	$ 250
Other finite life intangible assets	36	(13)	23	38	(12)	26
Indefinite life intangible assets	475	—	475	558	—	558
Total Other intangible assets	$ 1,039	$ (218)	$ 821	$ 1,032	$ (198)	$ 834

The changes in the net carrying amounts of Other intangible assets during 2009, 2008 and 2007 were partially due to amortization expense of $22, $19 and $18, respectively, as well as the impact of foreign currency translation. In addition, in 2009 $81 was reclassified from Indefinite life intangible assets to Trademarks. In 2007, Other intangible assets increased by $20 due to the acquisition of patents. Annual estimated amortization expense for each of the next five years is expected to be approximately $20.

6. Long-Term Debt and Credit Facilities

Long-term debt consists of the following at December 31:

	Weighted Average Interest Rate	Maturities	2009	2008
Notes	3.4%	2010-2078	$ 2,536	$ 2,259
Payable to banks	1.8%	2010-2013	611	601
ESOP notes, guaranteed by the Company	8.8%	2009	—	74
Commercial paper	0.1%	2009	—	735
Capitalized leases			—	7
			3,147	3,676
Less: Current portion of long-term debt			326	91
Total			$ 2,821	$ 3,585

(Dollars in Millions Except Per Share Amounts)

The weighted-average interest rate on short-term borrowings included in Notes and loans payable in the Consolidated Balance Sheets as of December 31, 2009 and 2008 was 0.7% and 4.9%, respectively.

Scheduled maturities of long-term debt outstanding as of December 31, 2009, are as follows:

Years Ended December 31,	
2010	$ 326
2011	639
2012	341
2013	262
2014	358
Thereafter	1,221

The Company has entered into interest rate swap agreements and foreign exchange contracts related to certain of these debt instruments (see Note 7).

During the third quarter of 2009, the Company issued $300 of U.S. dollar-denominated six-year notes at a fixed rate of 3.15% under the Company's shelf registration statement. Proceeds from the debt issuance were primarily used to reduce commercial paper borrowings. At December 31, 2009 the Company had access to unused domestic and foreign lines of credit of $3,014 and could also issue medium-term notes pursuant to an effective shelf registration statement.

In August 2008, the Company increased the borrowing capacity under its domestic revolving credit facility from $1,500 to $1,600 by adding two banks to the syndicate of banks participating in the revolving credit facility. The facility has an expiration date of November 2012.

During 2008, the Company issued $250 of five-year notes at a fixed rate of 4.2% under the Company's shelf registration statement. During 2008, the Company also issued approximately $75 of U.S. dollar-denominated forty-year notes at a variable rate, also under the shelf registration statement. Proceeds from the debt issuances were used to repay $100 of medium-term notes with an original maturity of May 2017 and to reduce commercial paper borrowings.

Certain of the facilities with respect to the Company's bank borrowings contain cross-default provisions. Non-compliance with these requirements could ultimately result in the acceleration of amounts owed. The Company is in full compliance with all such requirements and believes the likelihood of non-compliance is remote.

7. Fair Value Measurements

The Company uses available market information and other valuation methodologies in assessing the fair value of financial instruments. Judgment is required in interpreting market data to develop the estimates of fair value and, accordingly, changes in assumptions or the estimation methodologies may affect the fair value estimates. The Company is exposed to credit losses in the event of nonperformance by counterparties to financial instrument contracts; however, nonperformance is considered unlikely as it is the Company's policy to contract with highly rated diverse counterparties.

Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Based upon quoted market prices in active markets for identical assets or liabilities.
Level 2: Based upon observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Based upon unobservable inputs reflecting the reporting entity's own assumptions.

(Dollars in Millions Except Per Share Amounts)

Financial Instruments

At December 31, 2009 and 2008, marketable securities of $41 and $12, respectively, were included within Other current assets in the Consolidated Balance Sheets and consisted of bank deposits with original maturities greater than 90 days (Level 1 valuation). The carrying amount of cash and cash equivalents, accounts receivable and short-term debt approximated fair value as of December 31, 2009. The estimated fair value of the Company's long-term debt, including the current portion, as of December 31, 2009 and 2008, was $3,362 and $3,991, respectively, and the related carrying value was $3,147 and $3,676, respectively. The estimated fair value of long-term debt was derived principally from quoted prices on the Company's outstanding fixed-term notes (Level 2 valuation).

During the second half of 2009, the Company purchased $210 of U.S. dollar-denominated bonds issued by a Venezuelan state-owned corporation with stated maturities ranging from two to seven years and $50 of U.S. dollar-linked, devaluation-protected bonds issued by the Venezuelan government with stated maturities ranging from six to eight years. Each investment is classified as available-for-sale and included within Other assets in the Consolidated Balance Sheet. These investments are considered Level 1 as they have quoted prices on an active exchange with daily liquidity. As of December 31, 2009, the $15 difference between the fair value of these investments and their initial carrying value was recorded as an unrealized gain in Other comprehensive income.

Derivative Instruments

The Company's derivative instruments include interest rate swap contracts, foreign currency contracts and commodity contracts. The Company utilizes interest rate swap contracts to manage its targeted mix of fixed and floating rate debt, and these swaps are valued using observable benchmark rates (Level 2 valuation). Foreign currency contracts consist of forward and swap contracts utilized to hedge a portion of the Company's foreign currency purchases, assets and liabilities created in the normal course of business as well as the net investment in certain foreign subsidiaries. These contracts are valued using observable forward rates (Level 2 valuation). Commodity contracts are utilized to hedge the purchases of raw materials used in the Company's operations. These contracts are measured using quoted commodity exchange prices (Level 1 valuation). The duration of foreign currency and commodity contracts generally does not exceed 12 months.

It is the Company's policy to enter into derivative instrument contracts with terms that match the underlying exposure being hedged. As such, the Company's derivative instruments are considered highly effective. Hedge ineffectiveness, if any, is not material for any period presented.

(Dollars in Millions Except Per Share Amounts)

Financial Statement Classification

The Company holds derivative instruments that are designated as hedging instruments as well as certain instruments not so designated. The following table discloses the fair value as of December 31, 2009 for both types of derivative instruments:

	Asset Derivatives		Liability Derivatives	
	Account	Fair Value	Account	Fair Value
Designated derivative instruments				
Interest rate swap contracts	Other assets	$ 17	Other liabilities	$ —
Foreign currency contracts	Other current assets	11	Other accruals	8
Commodity contracts	Other current assets	1	Other accruals	1
Total designated		$ 29		$ 9
Derivatives not designated				
Foreign currency contracts	Other current assets	$ 3	Other accruals	$ —
Total not designated		$ 3		$ —
Total		$ 32		$ 9

The following table discloses the fair value as of December 31, 2008 for both types of derivative instruments:

	Asset Derivatives		Liability Derivatives	
	Account	Fair Value	Account	Fair Value
Designated derivative instruments				
Interest rate swap contracts	Other assets	$ 24	Other liabilities	$ —
Foreign currency contracts	Other current assets	52	Other accruals	66
Commodity contracts	Other current assets	—	Other accruals	7
Total designated		$ 76		$ 73
Derivatives not designated				
Foreign currency contracts	Other current assets	$ 32	Other accruals	$ —
Total not designated		$ 32		$ —
Total		$ 108		$ 73

Derivatives not designated as hedging instruments for each period consist of cross-currency swaps which serve as economic hedges of a foreign currency deposit. The cross-currency swap outstanding at December 31, 2009 replaced a swap with similar terms that settled in June 2009, resulting in a realized gain of $21. For the year ended December 31, 2009, $8 of net losses were recognized in Other (income) expense, net related to the swaps, offset by $8 of net gains recognized in Other (income) expense, net on the underlying deposit. The notional value of the swaps as of December 31, 2009 and 2008, was $99 and $119, respectively.

(Dollars in Millions Except Per Share Amounts)

Cash flow hedges

As of December 31, 2009, all of the Company's commodity contracts, with a notional value of $15, and certain foreign currency forward contracts, with a notional value of $207, have been designated as cash flow hedges. As of December 31, 2008, all of the Company's commodity contracts, with a notional value of $41, and certain foreign currency contracts, with a notional value of $194, were designated as cash flow hedges. For cash flow hedges, the effective portion of the gain or loss is reported as a component of Other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

Activity related to cash flow hedges recorded during the year ended December 31, 2009 was as follows:

Cash Flow Hedges	Gain (Loss) Recognized in OCI*	Gain (Loss) Reclassified into Income	Location of Gain (Loss) Reclassified from Accumulated OCI into Income
Foreign currency contracts	$ (19)	$ (30)	Cost of sales
Commodity contracts	1	(8)	Cost of sales
	$ (18)	$ (38)	

* The net gain (loss) recognized in OCI is expected to be recognized in earnings within the next twelve months.

Fair value hedges

During the third quarter of 2009, the Company entered into interest rate swaps to effectively convert a portion of the Company's fixed rate debt to a variable rate. These swaps, with a stated maturity of April 2012 and a notional value of $330, are designated as fair value hedges.

As of December 31, 2009, the Company has designated all interest rate swap contracts with a notional value of $600, and certain foreign currency forward contracts with a notional value of $889, as fair value hedges. As of December 31, 2008, the Company designated all interest rate swap contracts with a notional value of $270, and certain foreign currency contracts with a notional value of $734, as fair value hedges. For fair value hedges, the gain or loss on the derivative and the offsetting loss or gain on the hedged item are recognized in current earnings.

Activity related to fair value hedges recorded during the year ended December 31, 2009 was as follows:

Fair Value Hedges	Gain (Loss) on Derivatives	Gain (Loss) on Hedged Item	Location in Income Statement
Foreign currency contracts	$ 19	$ (19)	Selling, general and administrative expenses
Interest rate swap contracts	(7)	7	Interest expense, net
	$ 12	$ (12)	

Net investment hedges

As of December 31, 2009, the Company has designated certain foreign currency forward contracts with a notional value of $89, and certain foreign currency-denominated debt with a notional value of $396, as net investment hedges. For the period ended December 31, 2009, a $23 net loss was recorded in OCI to offset the changes in the values of the net investments being hedged. As of December 31, 2008, the Company designated certain foreign currency contracts with a notional value of $24, and certain foreign currency-denominated debt with a notional value of $642, as net investment hedges.

(Dollars in Millions Except Per Share Amounts)

8. Capital Stock and Stock-Based Compensation Plans

Preference Stock

The Company has the authority to issue 50,000,000 shares of Preference stock. In 1989, the Company approved the issuance of 6,315,149 shares of Series B Convertible Preference stock (the Preference stock) without par value. Each share of Preference stock, which is convertible into eight shares of common stock, has a redemption price of $65 per share and pays cumulative dividends equal to the higher of $2.44 or the current dividend paid on eight common shares for the comparable six-month period. As of December 31, 2009 and 2008, there were 2,607,541 and 2,784,175 shares of Preference stock, respectively, outstanding and issued to the Company's Employee Stock Ownership Plan. See Note 9 for further information about the Company's Employee Stock Ownership Plan.

Stock Repurchases

The Company repurchased stock at a cost of $1,063 during 2009. In 2009, the Company repurchased its common stock under a share repurchase program that was approved by the Board of Directors in January 2008 (the 2008 Program). Under the 2008 Program, the Company was authorized to purchase up to 30 million shares of the Company's common stock.

On February 4, 2010, the Company's Board of Directors authorized a new share repurchase program (the 2010 Program) effective as of that date. The 2010 Program authorizes the repurchase of up to 40 million shares of the Company's common stock. The Board's authorization also provides for share repurchases on an on-going basis to fulfill certain requirements of the Company's compensation and benefit programs. The shares will be repurchased from time to time in open market transactions or privately negotiated transactions at the Company's discretion, subject to market conditions, customary blackout periods and other factors.

The Company may use either authorized and unissued shares or treasury shares to meet share requirements resulting from the exercise of stock options and vesting of restricted stock awards.

A summary of common stock and treasury stock activity for the three years ended December 31, 2009 is as follows:

	Common Stock	Treasury Stock
Balance, January 1, 2007	512,658,587	220,194,593
Common stock acquired	(18,062,892)	18,062,892
Shares issued for stock options	10,051,559	(10,051,559)
Shares issued for restricted stock and other	1,275,715	(1,275,715)
Preference stock conversion	3,111,832	(3,111,832)
Balance, December 31, 2007	509,034,801	223,818,379
Common stock acquired	(14,731,316)	14,731,316
Shares issued for stock options	4,280,505	(4,280,505)
Shares issued for restricted stock and other	799,926	(799,926)
Preference stock conversion	2,028,664	(2,028,664)
Balance, December 31, 2008	501,412,580	231,440,600
Common stock acquired	(14,916,340)	14,916,340
Shares issued for stock options	5,455,317	(5,455,317)
Shares issued for restricted stock and other	800,388	(800,388)
Preference stock conversion	1,413,072	(1,413,072)
Balance, December 31, 2009	494,165,017	238,688,163

(Dollars in Millions Except Per Share Amounts)

Stock-Based Compensation

The Company recognizes the cost of employee services received in exchange for awards of equity instruments, such as stock options and restricted stock, based on the fair value of those awards at the date of grant. The value of restricted stock awards, based on market prices, is amortized on a straight-line basis over the requisite service period. The estimated fair value of stock options on the date of grant is amortized on a straight-line basis over the requisite service period for each separately vesting portion of the award. Awards to employees eligible for retirement prior to the award becoming fully vested are recognized as compensation cost over the period through the date that the employee first becomes eligible to retire and is no longer required to provide service to earn the award.

The Company has two types of stock-based compensation plans, which are described below. The total stock-based compensation expense charged against pretax income for these plans was $117, $100 and $110 for the years ended December 31, 2009, 2008 and 2007, respectively. The total income tax benefit recognized on stock-based compensation was approximately $40, $32 and $37 for the years ended December 31, 2009, 2008 and 2007, respectively.

Stock-based compensation expense is recorded within Selling, general and administrative expenses in the Corporate segment as these amounts are not included in internal measures of segment operating performance.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock-option awards. The weighted-average estimated fair value of stock options granted in the year ended December 31, 2009, 2008 and 2007 was $12.06, $13.35 and $12.72, respectively. Fair value is estimated using the Black-Scholes option pricing model with the assumptions summarized in the following table:

	2009	2008	2007
Expected Term of Options	4.5 years	4.5 years	4 years
Expected Volatility Rate	22.1%	19.5%	21.0%
Risk-Free Rate	2.3%	3.0%	4.2%
Expected Dividend Yield	2.4%	2.0%	2.1%

The weighted-average expected term of options granted in 2009 and 2008 was determined with reference to historical exercise and post-vesting cancellation experience, the vesting period of the awards and contractual term of the awards, among other factors. Prior to 2008, the weighted-average expected option term reflected the application of the simplified method, which defined the term as the average of the contractual term of the options and the weighted-average vesting period for all option tranches. Expected volatility incorporates implied share-price volatility derived from exchange traded options on the Company's common stock. The risk-free rate for the expected term of the option is based on the U.S. Treasury implied yield at the time of grant.

Incentive Stock Plan

The Company has a plan that provides for grants of restricted stock awards for officers and other employees. A committee of independent members of the Board of Directors administers the plan. Awards are made in common stock and vest at the end of the restriction period, which is generally three years. As of December 31, 2009, 11,153,000 shares of common stock were available for future restricted stock awards.

A summary of restricted stock award activity during 2009 is presented below:

	Shares (in thousands)	Weighted Average Grant Date Fair Value Per Award
Restricted stock awards as of January 1, 2009	2,429	$ 66
Activity:		
Granted	1,150	64
Vested	(774)	60
Forfeited	(4)	66
Restricted stock awards as of December 31, 2009	2,801	66

As of December 31, 2009, there was $56 of total unrecognized compensation expense related to nonvested restricted stock awards, which will be recognized over a weighted-average period of 1.6 years. The total fair value of shares vested during the years ended December 31, 2009, 2008 and 2007 was $48, $56 and $78, respectively.

Stock Option Plans

The Company's stock option plans provide for the issuance to directors, officers and other employees of non-qualified stock options that generally have a contractual term of six years and vest over three years. As of December 31, 2009, 18,426,000 shares of common stock were available for future stock option grants.

A summary of stock option plan activity during 2009 is presented below:

	Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Value of Unexercised In-the-Money Options
Options outstanding, January 1, 2009	27,452	$62		
Granted	4,835	73		
Exercised	(7,044)	56		
Forfeited or expired	(152)	71		
Options outstanding, December 31, 2009	25,091	65	3	$423
Options exercisable, December 31, 2009	16,153	$60	2	$353

As of December 31, 2009, there was $42 of total unrecognized compensation expense related to options, which will be recognized over a weighted-average period of 1.4 years. The total value of options exercised during the years ended December 31, 2009, 2008 and 2007 was $120, $113 and $290, respectively.

The benefits of tax deductions in excess of grant date fair value resulting from the exercise of stock options and vesting of restricted stock awards for the years ended December 31, 2009, 2008 and 2007 was $16, $26 and $65, respectively, and was reported as a financing cash flow. Cash proceeds received from options exercised for the years ended December 31, 2009, 2008 and 2007 were $284, $211 and $424, respectively.

(Dollars in Millions Except Per Share Amounts)

9. Employee Stock Ownership Plan

In 1989, the Company expanded its Employee Stock Ownership Plan (ESOP) through the introduction of a leveraged ESOP that funds certain benefits for employees who have met eligibility requirements. The ESOP issued $410 of long-term notes due through July 2009 bearing an average interest rate of 8.7%. The notes, which were guaranteed by the Company, were repaid in July 2009. The ESOP used the proceeds of the notes to purchase 6.3 million shares of Preference stock from the Company. The Preference stock, each share of which is convertible into eight shares of common stock, has a redemption price of $65 per share and pays semiannual dividends equal to the higher of $2.44 or the current dividend paid on eight common shares for the comparable six-month period. During 2000, the ESOP entered into a loan agreement with the Company under which the benefits of the ESOP may be extended through 2035.

Dividends on the Preference stock, as well as on the common stock also held by the ESOP, are paid to the ESOP trust and, together with cash contributions and advances from the Company, are used by the ESOP to repay principal and interest. Preference stock is released for allocation to participants based upon the ratio of the current year's debt service to the sum of total principal and interest payments over the life of the debt. As of December 31, 2009, 1,305,666 shares were released and allocated to participant accounts and 1,301,875 shares were available for future allocation.

Dividends on the Preference stock are deductible for income tax purposes and, accordingly, are reflected net of their tax benefit in the Consolidated Statements of Changes in Shareholders' Equity.

Annual expense related to the leveraged ESOP, determined as interest incurred on the original notes, plus the higher of either principal payments or the historical cost of Preference stock allocated, less dividends received on the shares held by the ESOP and advances from the Company, was $22 in 2009, $7 in 2008 and $12 in 2007. Unearned compensation, which is shown as a reduction in Shareholders' equity, represents the amount of ESOP debt due to the Company reduced by the difference between the cumulative cost of Preference stock allocated and the cumulative principal payments.

Interest incurred on the ESOP's notes was $2 in 2009, $8 in 2008 and $13 in 2007. The Company paid dividends on the shares held by the ESOP of $37 in 2009, $36 in 2008 and $36 in 2007. Company contributions to the ESOP were $22 in 2009, $7 in 2008 and $12 in 2007.

10. Retirement Plans and Other Retiree Benefits

Retirement Plans

The Company and certain of its U.S. and overseas subsidiaries maintain defined benefit retirement plans. Benefits are based primarily on years of service and employees' career earnings. In the Company's principal U.S. plans and certain funded overseas plans, funds are contributed to trusts in accordance with regulatory limits to provide for current service and for any unfunded projected benefit obligation over a reasonable period. The target asset allocation for the Company's defined benefit plans are as follows:

	United States	International
Asset Category		
Equity securities	63%	43%
Debt securities	33	50
Real estate and other	4	7
Total	100%	100%

(Dollars in Millions Except Per Share Amounts)

At December 31, 2009 the allocation of the Company's plan assets and the level of valuation input for each major asset category, was as follows:

	Level of	Pension Plans		Other Retiree
	Valuation Input	United States	International	Benefits
Investments:				
Cash & cash equivalents	Level 1	$ 84	$ 21	$ 2
U.S. common stocks	Level 1	220	—	6
International common stocks	Level 1	48	—	2
Fixed income securities (a)	Level 2	144	—	—
Common/collective trust funds (b):	Level 2			
Equity index funds		351	135	9
Emerging market equity index funds		52	14	1
Other common stock funds		88	21	2
Fixed income funds: U.S. or foreign government and agency securities		157	24	4
Fixed income funds: investment grade corporate bonds		52	120	1
Fixed income funds: high yield corporate bonds and other		56	10	1
Guaranteed investment contracts (c)	Level 2	—	45	—
Real estate (d)	Level 3	48	11	—
Total Investments at fair value		$ 1,300	$ 401	$ 28

(a) The fixed income securities are traded over the counter and a small portion of the securities lack daily pricing or liquidity and as such are classified as level 2. Approximately 75% of the fixed income portfolio is invested in U.S. treasury or agency securities, with the remainder invested in corporate bonds.

(b) Interests in common/collective trust funds are valued using the net asset value (NAV) per unit in each fund. The NAV is based on the value of the underlying investments owned by each trust, minus its liabilities, divided by the number of shares outstanding.

(c) The guaranteed investment contracts (GICs) represent contracts with insurance companies measured at the cash surrender value of each contract. The level 2 valuation reflects that the cash surrender value is based principally on a referenced pool of investment funds with active redemption.

(d) Real estate is valued using the NAV per unit of funds that are invested in real property, and the real property is valued using independent market appraisals. Since the appraisals include unobservable inputs the investments in each fund are classified as level 3.

The following table presents a reconciliation of level 3 plan assets measured at fair value for the year ended December 31, 2009:

	United States Real Estate Fund	International Real Estate Fund
Beginning balance as of January 1, 2009	$ 72	$ 9
Earned income, net of management expenses	2	1
Unrealized gain (loss) on investment	(26)	1
Purchases, sales, issuances and settlements, net	—	—
Ending balance as of December 31, 2009	$ 48	$ 11

Equity securities in the U.S. plans include investments in the Company's common stock representing 10% and 9% of U.S. plan assets at December 31, 2009 and 2008, respectively. No shares of the Company's common stock were purchased or sold by the plans in 2009. Such plans purchased approximately 298,000 shares of the Company's common stock in 2008, and no shares were sold in 2008. The plans received dividends on the Company's common stock of $3 and $2 in 2009 and 2008, respectively.

(Dollars in Millions Except Per Share Amounts)

Other Retiree Benefits

The Company and certain of its subsidiaries provide health care and life insurance benefits for retired employees to the extent not provided by government-sponsored plans. The Company utilizes a portion of its leveraged ESOP to reduce its obligation to provide these other retiree benefits and to offset its current service cost.

The Company uses a December 31 measurement date for its defined benefit and other retiree benefit plans. Summarized information for the Company's defined benefit and other retiree benefit plans are as follows:

	Pension Benefits				Other Retiree Benefits	
	2009	2008	2009	2008	2009	2008
	United States		International			
Change in Benefit Obligations						
Benefit obligations at beginning of year	$ 1,570	$ 1,459	$ 604	$ 718	$ 542	$ 472
Service cost	42	40	15	15	3	1
Interest cost	95	95	37	37	36	34
Participants' contributions	1	2	3	3	—	—
Acquisitions/plan amendments	—	30	1	6	—	—
Actuarial loss (gain)	104	63	46	(24)	37	58
Foreign exchange impact	—	—	39	(97)	5	(11)
Termination benefits	—	1	—	1	—	—
Curtailments and settlements	—	—	(3)	(13)	—	—
Benefit payments	(109)	(120)	(36)	(42)	(20)	(12)
Benefit obligations at end of year	$ 1,703	$ 1,570	$ 706	$ 604	$ 603	$ 542
Change in Plan Assets						
Fair value of plan assets at beginning of year	$ 1,134	$ 1,452	$ 320	$ 442	$ 24	$ 32
Actual return on plan assets	189	(307)	43	(53)	4	(8)
Company contributions	85	108	45	41	20	12
Participants' contributions	1	1	3	3	—	—
Foreign exchange impact	—	—	29	(62)	—	—
Settlements	—	—	(3)	(9)	—	—
Benefit payments	(109)	(120)	(36)	(42)	(20)	(12)
Fair value of plan assets at end of year	$ 1,300	$ 1,134	$ 401	$ 320	$ 28	$ 24
Funded Status						
Benefit obligations at end of year	$ 1,703	$ 1,570	$ 706	$ 604	$ 603	$ 542
Fair value of plan assets at end of year	1,300	1,134	401	320	28	24
Net amount recognized	$ (403)	$ (436)	$ (305)	$ (284)	$ (575)	$ (518)
Amounts Recognized in Balance Sheet						
Noncurrent assets	$ —	$ —	$ 4	$ 5	$ —	$ —
Current liabilities	(12)	(15)	(14)	(13)	(35)	(28)
Noncurrent liabilities	(391)	(421)	(295)	(276)	(540)	(490)
Net amount recognized	$ (403)	$ (436)	$ (305)	$ (284)	$ (575)	$ (518)
Amounts recognized in Accumulated other comprehensive income consist of						
Actuarial loss	$ 641	$ 687	$ 132	$ 113	$ 267	$ 246
Transition/prior service cost	29	32	8	11	2	1
	$ 670	$ 719	$ 140	$ 124	$ 269	$ 247
Accumulated benefit obligation	$ 1,645	$ 1,506	$ 635	$ 546	$ —	$ —

(Dollars in Millions Except Per Share Amounts)

	Pension Benefits				Other Retiree Benefits	
	2009	2008	2009	2008	2009	2008
	United States		International			
Weighted-Average Assumptions Used to Determine Benefit Obligations						
Discount rate	5.75%	6.30%	5.41%	5.88%	5.75%	5.80%
Long-term rate of return on plan assets	8.00%	8.00%	6.58%	6.70%	8.00%	8.00%
Long-term rate of compensation increase	4.00%	4.00%	3.35%	3.33%	—	—
ESOP growth rate	—	—	—	—	10.00%	10.00%

The overall investment objective of the plans is to balance risk and return so that obligations to employees are met. The Company evaluates its long-term rate of return on plan assets on an annual basis. In determining the long-term rate of return, the Company considers the nature of the plans' investments, an expectation for the plans' investment strategies and the historical rates of return. The assumed rate of return for 2009 for the U.S. plans was 8%. Average annual rates of return for the U.S. plans for the most recent 1-year, 5-year, 10-year, 15-year and 25-year periods were 17%, 5%, 4%, 6%, and 9%, respectively. Similar assessments were performed in determining rates of return on international pension plan assets to arrive at the Company's 2009 weighted-average rate of return of 6.58%.

Plans with projected benefit obligations in excess of plan assets and plans with accumulated benefit obligations in excess of plan assets as of December 31 consist of the following:

	Years Ended December 31,	
	2009	2008
Benefit Obligation Exceeds Fair Value of Plan Assets		
Projected benefit obligation	$ 2,338	$ 2,085
Fair value of plan assets	1,629	1,361
Accumulated benefit obligation	2,170	1,967
Fair value of plan assets	1,579	1,346

The medical cost trend rate of increase assumed in measuring the expected cost of benefits is projected to decrease from 9.00% in 2010 to 5.00% by 2016, remaining at 5.00% for the years thereafter. Changes in the assumed rate can have a significant effect on amounts reported. The effect of a 1% change in the assumed medical cost trend rate would have the following approximate effect:

	One percentage point	
	Increase	Decrease
Accumulated postretirement benefit obligation	$ 77	$ (64)
Annual expense	7	(6)

(Dollars in Millions Except Per Share Amounts)

Summarized information regarding the net periodic benefit costs for the Company's defined benefit and other retiree benefit plans is as follows:

	Pension Benefits						Other Retiree Benefits		
	2009	2008	2007	2009	2008	2007	2009	2008	2007
	United States			International					
Components of Net Periodic Benefit Cost									
Service cost	$ 42	$ 40	$ 41	$ 15	$ 15	$ 19	$ 10	$ 10	$ 11
Interest cost	95	95	87	37	37	35	36	34	32
Annual ESOP allocation	—	—	—	—	—	—	(7)	(9)	(9)
Expected return on plan assets	(89)	(114)	(109)	(23)	(27)	(28)	(2)	(3)	(2)
Amortization of transition & prior service costs (credits)	4	4	6	3	1	1	—	—	—
Amortization of actuarial loss	50	6	16	5	3	7	13	9	12
Net periodic benefit cost	$ 102	$ 31	$ 41	$ 37	$ 29	$ 34	$ 50	$ 41	$ 44
Other postretirement charges	—	1	33	—	4	1	—	—	5
Total pension cost	$ 102	$ 32	$ 74	$ 37	$ 33	$ 35	$ 50	$ 41	$ 49
Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost									
Discount rate	6.30%	6.50%	5.80%	5.88%	5.52%	4.82%	5.80%	6.50%	5.80%
Long-term rate of return on plan assets	8.00%	8.00%	8.00%	6.70%	7.00%	6.70%	8.00%	8.00%	8.00%
Long-term rate of compensation increase	4.00%	4.00%	4.00%	3.33%	3.65%	3.41%	—	—	—
ESOP growth rate	—	—	—	—	—	—	10.00%	10.00%	10.00%

During 2009, the Company made voluntary contributions of $73 to its U.S. postretirement plans.

During 2008, the Company made voluntary contributions of $95 (including $19 related to the 2004 Restructuring Program) to its U.S. postretirement plans. Other postretirement charges in 2008 primarily related to certain one-time termination benefits incurred pursuant to the 2004 Restructuring Program.

During 2007, the Company made voluntary contributions of $45 (including $35 related to the 2004 Restructuring Program) to its U.S. postretirement plans. Other postretirement charges in 2007 relating to certain one-time termination benefits incurred pursuant to the 2004 Restructuring Program amounted to $16. Other 2007 pension settlement charges amounted to $23 and pertained primarily to lump sum payments of normal retirement benefits associated with retirement plans in the U.S.

(Dollars in Millions Except Per Share Amounts)

Termination benefits incurred pursuant to the 2004 Restructuring Program in 2008 and 2007 are reflected as a restructuring charge; however, the related accrual resides in pension and other retiree benefit assets and liabilities at December 31, 2008 and 2007, respectively.

Amounts recognized in Other Comprehensive Income during the year ended December 31, 2009 were as follows:

	Before-Tax Amount	Net-of-Tax Amount
Net actuarial loss & prior service costs arising during the period	$ 64	$ 40
Amortization of net actuarial loss, transition & prior service costs	(75)	(48)
Total	$ (11)	$ (8)

The estimated actuarial loss and the estimated transition/prior service cost for defined benefit and other retiree benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is as follows:

	Pension Benefits	Other Retiree Benefits
Net actuarial loss	$ 48	$ 13
Net transition & prior service cost (credit)	7	—

Expected Contributions & Benefit Payments

Management's best estimate of cash requirements to be paid directly from the Company's assets to its postretirement plans for the year ending December 31, 2010, is approximately $120, including approximately $35 for other retiree benefit plans. These estimated cash requirements include approximately $55 of projected contributions to the Company's postretirement plans, composed of $35 of voluntary contributions to our U.S. pension plans and approximately $20 of projected benefit payments made directly to participants of unfunded plans. Expected contributions are dependent on many variables, including the variability of the market value of the assets as compared to the obligation and other market or regulatory conditions. Accordingly, actual funding may differ from current estimates.

Total benefit payments expected to be paid to participants, which include payments directly from the Company's assets to participants of unfunded plans, as discussed above, as well as payments paid from the plans are as follows:

	Pension Benefits		
Years Ended December 31,	United States	International	Other Retiree Benefits
2010	$ 120	$ 41	$ 36
2011	120	51	38
2012	120	42	38
2013	122	43	38
2014	122	47	38
2015-2019	664	231	178

(Dollars in Millions Except Per Share Amounts)

11. Income Taxes

The components of income before income taxes are as follows for the three years ended December 31:

	2009	2008	2007
United States	$ 1,173	$ 1,027	$ 802
International	2,365	1,978	1,761
Total Income before income taxes	$ 3,538	$ 3,005	$ 2,563

The provision for income taxes consists of the following for the three years ended December 31:

	2009	2008	2007
United States	$ 399	$ 314	$ 274
International	742	654	485
Total Provision for income taxes	$ 1,141	$ 968	$ 759

Temporary differences between accounting for financial statement purposes and accounting for tax purposes result in the current provision for taxes being higher (lower) than the total provision for income taxes as follows:

	2009	2008	2007
Goodwill and intangible assets	$ 15	$ (10)	$ (34)
Property, plant and equipment	(24)	(29)	15
Pension and other retiree benefits	27	(46)	10
Stock-based compensation	18	18	6
Tax loss and tax credit carryforwards	(27)	(30)	(14)
Valuation allowances	3	6	112
Other, net	7	(5)	31
Total	$ 19	$ (96)	$ 126

The difference between the statutory U.S. federal income tax rate and the Company's global effective tax rate as reflected in the Consolidated Statements of Income is as follows:

Percentage of Income before income taxes	2009	2008	2007
Tax at United States statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	0.5	0.8	0.9
Earnings taxed at other than United States statutory rate	(2.5)	(1.9)	(0.6)
Reduction of valuation allowances	—	—	(4.5)
Other, net	(0.8)	(1.7)	(1.2)
Effective tax rate	32.2%	32.2%	29.6%

The 2007 change in valuation allowances resulted from management's assessment of the Company's ability to utilize certain operating loss and tax carryforwards prior to expiration.

(Dollars in Millions Except Per Share Amounts)

The components of deferred tax assets (liabilities) are as follows at December 31:

	2009	2008
Deferred tax liabilities:		
Goodwill and intangible assets	$ (440)	$ (418)
Property, plant and equipment	(320)	(278)
Other	(157)	(112)
	(917)	(808)
Deferred tax assets:		
Pension and other retiree benefits	389	364
Tax loss and tax credit carryforwards	153	141
Accrued liabilities	134	92
Stock-based compensation	103	80
Other	163	151
Valuation allowance	(2)	(5)
	940	823
Net deferred income taxes	$ 23	$ 15
Deferred taxes included within:		
Assets:		
Other current assets	$ 105	$ 97
Liabilities:		
Deferred income taxes	(82)	(82)
Net deferred income taxes	$ 23	$ 15

Applicable U.S. income and foreign withholding taxes have not been provided on approximately $2,900 of undistributed earnings of foreign subsidiaries at December 31, 2009. These earnings have been and are currently considered to be indefinitely reinvested and are currently not subject to such taxes. Determining the tax liability that would arise if these earnings were remitted is not practicable.

In addition, net tax benefits of $18 in 2009, $291 in 2008 and $50 in 2007 recorded directly through equity predominantly include tax benefits related to employee equity compensation and benefit plans.

The Company uses a comprehensive model to recognize, measure, present and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on an income tax return.

Unrecognized tax benefits activity for the years ended December 31, 2009, 2008 and 2007 is summarized below:

	2009	2008	2007
Unrecognized tax benefits:			
Balance, January 1	$ 171	$ 199	$ 184
Increases as a result of tax positions taken during the current year	30	6	48
Decreases of tax positions taken during prior years	(9)	(10)	(22)
Increases of tax positions taken during prior years	18	31	5
Decreases as a result of settlements with taxing authorities and the expiration of statutes of limitations	(24)	(51)	(18)
Effect of foreign currency rate movements	1	(4)	2
Balance, December 31	$ 187	$ 171	$ 199

If all of the unrecognized tax benefits above were recognized, approximately $140 would impact the effective tax rate.

(Dollars in Millions Except Per Share Amounts)

The Company recognized approximately ($1), $7 and $9 of interest (income) expense related to the above unrecognized tax benefits within income tax expense in 2009, 2008 and 2007, respectively. The Company had accrued interest of approximately $24 and $35 as of December 31, 2009 and 2008, respectively.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and many state and foreign jurisdictions. While the statutes of limitations may not have expired, all U.S federal income tax returns for the periods ended through December 31, 2005 have been audited by and settled with the Internal Revenue Service (IRS). With a few exceptions, the Company is no longer subject to U.S. state and local income tax examination for the years prior to 2005. In addition, the Company has subsidiaries in various foreign jurisdictions that have statutes of limitations generally ranging from three to six years.

12. Earnings Per Share

	For the Year Ended 2009			For the Year Ended 2008			For the Year Ended 2007		
	Income	Shares (millions)	Per Share	Income	Shares (millions)	Per Share	Income	Shares (millions)	Per Share
Net income	$ 2,291			$ 1,957			$ 1,737		
Preferred dividends	(30)			(28)			(28)		
Basic EPS	2,261	499.5	$ 4.53	1,929	506.3	$ 3.81	1,709	510.8	$ 3.35
Stock options and restricted stock		3.8			5.8			7.6	
Convertible Preference stock	30	21.3		28	22.9		28	25.3	
Diluted EPS	$ 2,291	524.6	$ 4.37	$ 1,957	535.0	$ 3.66	$ 1,737	543.7	$ 3.20

Basic earnings per common share is computed by dividing net income available for common stockholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per common share is computed on the basis of the weighted-average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options and restricted stock awards.

As of December 31, 2009, 2008 and 2007, the average number of stock options that were anti-dilutive and not included in diluted earnings per share calculations were 5,794,326, 1,367,200 and 2,358, respectively.

13. Commitments and Contingencies

Minimum rental commitments under noncancellable operating leases, primarily for office and warehouse facilities, are $185 in 2010, $158 in 2011, $140 in 2012, $121 in 2013, $109 in 2014 and $570 thereafter. Rental expense amounted to $212 in 2009, $183 in 2008 and $157 in 2007. Capital leases included in fixed assets, contingent rentals and sublease income are not significant. The Company has various contractual commitments to purchase raw, packaging and other materials totaling approximately $551 at December 31, 2009.

The Company is contingently liable with respect to lawsuits, environmental matters, taxes and other matters arising in the normal course of business.

(Dollars in Millions Except Per Share Amounts)

Management proactively reviews and monitors the Company's exposure to, and the impact of, environmental matters. The Company is party to various environmental matters and, as such, may be responsible for all or a portion of the cleanup, restoration and post-closure monitoring of several sites. In June 2009, a Consent Decree was entered by the United States District Court for the District of New Jersey with respect to a superfund site associated with a prior acquisition. Substantially all of the Company's liability with respect to that site was covered by the Company's insurance carriers, which have made all their required payments.

As a matter of course, the Company is regularly audited by the IRS and other tax authorities around the world in countries where it conducts business. In this regard, the IRS has completed its examination of the Company's federal income tax returns through 2005. The amount of additional tax involved as a result of assessments arising from the IRS examination did not have a material impact on the financial position, results of operations or cash flows of the Company. Estimated incremental tax payments related to potential disallowances for subsequent periods are insignificant.

In December 2006, a subsidiary of the Company received an income tax assessment from the Mexican tax authorities for the year 1999 totaling approximately $165, at the current exchange rate, including interest and penalties, challenging the transfer pricing on transactions between that subsidiary and another of the Company's subsidiaries located in the United States. In April 2008, the same subsidiary of the Company received a similar income tax assessment from the Mexican tax authorities for the years 2000 and 2001 totaling approximately $604, at the current exchange rate, including interest and penalties. The Company, through its subsidiary, requested and received in 1999 a written advance ruling from the Mexican tax authorities for income tax matters on which the Company relied in subsequently claiming on its returns the income tax treatment to which these assessments relate. Although the Company believes, based on the advice of outside counsel, that its income tax filings are in full compliance with the written advance ruling and applicable tax law and regulations, in June 2009, the Company entered into a settlement agreement with the Mexican tax authorities which resolves the transfer pricing disputes for the years 1999-2001, as well as any potential disputes which could arise for 2002-2007. As part of the settlement, the Mexican tax authorities withdrew the assessments of tax and interest for the years 1999-2001 and the Company made a payment of tax and interest related to the years 2002-2007. The net impact of the settlement was not material and approximated reserves previously taken by the Company for this matter.

Brazilian Matters

In 2001, the Central Bank of Brazil sought to impose a substantial fine on the Company's Brazilian subsidiary (approximately $150 at the current exchange rate) based on alleged foreign exchange violations in connection with the financing of the Company's 1995 acquisition of the Kolynos oral care business from Wyeth (formerly American Home Products) (the Seller), as described in the Company's Form 8-K dated January 10, 1995. The Company appealed the imposition of the fine to the Brazilian Monetary System Appeals Council (the Council), and on January 30, 2007, the Council decided the appeal in the Company's favor, dismissing the fine entirely. However, certain tax and civil proceedings that began as a result of this Central Bank matter are still outstanding as described below.

The Brazilian internal revenue authority has disallowed interest deductions and foreign exchange losses taken by the Company's Brazilian subsidiary for certain years in connection with the financing of the Kolynos acquisition. The tax assessments with interest, at the current exchange rate, approximate $115. The Company has been disputing the disallowances by appealing the assessments within the internal revenue authority's appellate process with the following results to date:

- In June 2005, the First Board of Taxpayers ruled in the Company's favor and allowed all of the previously claimed deductions for 1996 through 1998. In March 2007, the First Board of Taxpayers ruled in the Company's favor and allowed all of the previously claimed deductions for 1999 through 2001. The tax authorities appealed these decisions to the next administrative level.

(Dollars in Millions Except Per Share Amounts)

- In August 2009, the First Taxpayers' Council (the next and final administrative level of appeal) overruled the decisions of the First Board of Taxpayers, upholding the majority of the assessments, disallowing a portion of the assessments and remanding a portion of the assessments for further consideration by the First Board of Taxpayers.

The Company has filed a motion for reconsideration with the First Taxpayers' Council and further appeals are available within the Brazilian federal courts. The Company intends to challenge these assessments vigorously. Although there can be no assurances, management believes, based on the opinion of its Brazilian legal counsel and other advisors, that the disallowances are without merit and that the Company should ultimately prevail on appeal, if necessary, in the Brazilian federal courts.

In 2002, the Brazilian Federal Public Attorney filed a civil action against the federal government of Brazil, Laboratorios Wyeth-Whitehall Ltda. (the Brazilian subsidiary of the Seller) and the Company, as represented by its Brazilian subsidiary, seeking to annul an April 2000 decision by the Brazilian Board of Tax Appeals that found in favor of the Seller's Brazilian subsidiary on the issue of whether it had incurred taxable capital gains as a result of the divestiture of Kolynos. The action seeks to make the Company's Brazilian subsidiary jointly and severally liable for any tax due from the Seller's Brazilian subsidiary. Although there can be no assurances, management believes, based on the opinion of its Brazilian legal counsel, that the Company should ultimately prevail in this action. The Company intends to challenge this action vigorously.

In December 2005, the Brazilian internal revenue authority issued to the Company's Brazilian subsidiary a tax assessment with interest and penalties of approximately $69, at the current exchange rate, based on a claim that certain purchases of U.S. Treasury bills by the subsidiary and their subsequent disposition during the period 2000 to 2001 were subject to a tax on foreign exchange transactions. The Company is disputing the assessment within the internal revenue authority's administrative appeals process. In October 2007, the Second Board of Taxpayers, which has jurisdiction over these matters, ruled in favor of the internal revenue authority. In January 2008, the Company appealed this decision to the next administrative level. Although there can be no assurances, management believes, based on the advice of its Brazilian legal counsel, that the tax assessment is without merit and that the Company should prevail on appeal either at the administrative level or, if necessary, in the Brazilian federal courts. The Company intends to challenge this assessment vigorously.

European Competition Matters

During the period from February 2006 to June 2009, the Company learned that investigations relating to potential competition law violations involving the Company's subsidiaries had been commenced by governmental authorities in the European Union (EU), France, Germany, Greece, Italy, the Netherlands, Romania, Spain, Switzerland and the United Kingdom (UK). The Company understands that many of these investigations also involve other consumer goods companies and/or retail customers. While several of the investigations are ongoing, there have been the following results to date:

- In February 2008, the federal competition authority in Germany imposed fines on four of the Company's competitors, but the Company was not fined due to its cooperation with the German authorities.

- In November 2009, the UK Office of Fair Trading informed the Company that it was no longer pursuing its investigation of the Company.

- In December 2009, the Swiss competition law authority imposed a fine of $5 on the Company's GABA subsidiary for alleged violations of restrictions on parallel imports into Switzerland. The Company is appealing the fine in the Swiss courts.

- In January 2010, the Spanish competition law authority found that four suppliers of shower gel had entered into an agreement regarding product down-sizing, for which Colgate's Spanish subsidiary was fined $3. The Company intends to appeal the fine in the Spanish courts.

- While the investigations of the Company's Romanian subsidiary by the Romanian competition authority are now closed, a complainant has petitioned the court to reopen one of the investigations.

Currently, formal claims of violations, or statements of objections, are pending against the Company in France and Italy. The French competition authority alleges agreements on pricing and promotion of heavy duty detergents among four consumer goods companies, including the Company's French subsidiary. The Italian competition authority alleges that 17 consumer goods companies, including the Company's Italian subsidiary, exchanged competitively sensitive information in the cosmetics sector. The Company will have an opportunity to respond to each of these statements of objections. Investigations are ongoing in the EU, France, Germany, Greece and the Netherlands, but no formal claims of violations have been filed in these jurisdictions.

The Company's policy is to comply with antitrust and competition laws and, if a violation of any such laws is found, to take appropriate remedial action and to cooperate fully with any related governmental inquiry. The Company has undertaken a comprehensive review of its selling practices and related competition law compliance in Europe and elsewhere and, where the Company has identified a lack of compliance, it has undertaken remedial action. Competition and antitrust law investigations often continue for several years and can result in substantial fines for violations that are found. Such fines, depending on the gravity and duration of the infringement as well as the value of the sales involved, have amounted, in some cases, to hundreds of millions of dollars. While the Company cannot predict the final financial impact of these competition law issues as these matters may change, the Company has taken and will, as necessary, take additional reserves as and when appropriate.

ERISA Matters

In October 2007, a putative class action claiming that certain aspects of the cash balance portion of the Colgate-Palmolive Company Employees' Retirement Income Plan (the Plan) do not comply with the Employee Retirement Income Security Act was filed against the Plan and the Company in the United States District Court for the Southern District of New York. Specifically, Proesel, et al. v. Colgate-Palmolive Company Employees' Retirement Income Plan, et al. alleges improper calculation of lump sum distributions, age discrimination and failure to satisfy minimum accrual requirements, thereby resulting in the underpayment of benefits to Plan participants. Two other putative class actions filed earlier in 2007, Abelman, et al. v. Colgate-Palmolive Company Employees' Retirement Income Plan, et al., in the United States District Court for the Southern District of Ohio, and Caufield v. Colgate-Palmolive Company Employees' Retirement Income Plan, in the United States District Court for the Southern District of Indiana, both alleging improper calculation of lump sum distributions and, in the case of Abelman, claims for failure to satisfy minimum accrual requirements, were transferred to the Southern District of New York and consolidated with Proesel into one action, In re Colgate-Palmolive ERISA Litigation. The complaint in the consolidated action alleges improper calculation of lump sum distributions and failure to satisfy minimum accrual requirements, but does not include a claim for age discrimination. The relief sought includes recalculation of benefits in unspecified amounts, pre- and post-judgment interest, injunctive relief and attorneys' fees. This action has not been certified as a class action as yet. The Company and the Plan intend to contest this action vigorously should the parties be unable to reach a settlement.

While it is possible that the Company's cash flows and results of operations in a particular quarter or year could be materially affected by the impact of the above-noted contingencies, it is the opinion of management that these matters will not have a material impact on the Company's financial position, ongoing results of operations or cash flows.

14. Segment Information

The Company operates in two product segments: Oral, Personal and Home Care; and Pet Nutrition. The operations of the Oral, Personal and Home Care segment are managed geographically in four reportable operating segments: North America, Latin America, Europe/South Pacific and Greater Asia/Africa. Management evaluates segment performance based on several factors, including Operating profit. The Company uses Operating profit as a measure of the operating segment performance because it excludes the impact of corporate-driven decisions related to interest expense and income taxes.

(Dollars in Millions Except Per Share Amounts)

The accounting policies of the operating segments are generally the same as those described in Note 2 to the Consolidated Financial Statements. Intercompany sales have been eliminated. Corporate operations include stock-based compensation related to stock options and restricted stock awards, research and development costs, Corporate overhead costs, restructuring and related implementation costs and gains and losses on sales of non-core product lines and assets. The Company reports these items within Corporate operations as they relate to Corporate-based responsibilities and decisions and are not included in the internal measures of segment operating performance used by the Company in order to measure the underlying performance of the business segments.

To conform to the current year presentation required by the Consolidation Topic of the FASB Codification, the amounts of Net income attributable to noncontrolling interests in less-than-wholly owned subsidiaries of $80 and $67 for the years ended December 31, 2008 and December 31, 2007, respectively, which were previously deducted from Greater Asia/Africa Operating profit, have been reclassified to a new line below Operating profit.

Net sales	2009	2008	2007
Oral, Personal and Home Care			
North America[1]	$ 2,950	$ 2,852	$ 2,721
Latin America	4,319	4,088	3,489
Europe/South Pacific	3,271	3,582	3,383
Greater Asia/Africa	2,655	2,660	2,338
Total Oral, Personal and Home Care	13,195	13,182	11,931
Pet Nutrition[2]	2,132	2,148	1,859
Total Net sales	$ 15,327	$ 15,330	$ 13,790

[1] Net sales in the U.S. for Oral, Personal and Home Care were $2,577, $2,490 and $2,363 in 2009, 2008 and 2007, respectively.

[2] Net sales in the U.S. for Pet Nutrition were $1,071, $1,082 and $959 in 2009, 2008 and 2007, respectively.

(Dollars in Millions Except Per Share Amounts)

Operating profit	2009	2008	2007
Oral, Personal and Home Care			
North America	$ 843	$ 689	$ 667
Latin America	1,360	1,181	1,006
Europe/South Pacific	748	746	764
Greater Asia/Africa	631	527	430
Total Oral, Personal and Home Care	3,582	3,143	2,867
Pet Nutrition	555	542	487
Corporate	(522)	(584)	(634)
Total Operating profit	$ 3,615	$ 3,101	$ 2,720

Capital expenditures	2009	2008	2007
Oral, Personal and Home Care			
North America	$ 62	$ 42	$ 88
Latin America	105	112	127
Europe/South Pacific	86	64	124
Greater Asia/Africa	91	157	110
Total Oral, Personal and Home Care	344	375	449
Pet Nutrition	156	224	74
Corporate	75	85	60
Total Capital expenditures	$ 575	$ 684	$ 583

Depreciation and amortization	2009	2008	2007
Oral, Personal and Home Care			
North America	$ 59	$ 55	$ 60
Latin America	77	87	81
Europe/South Pacific	67	70	70
Greater Asia/Africa	63	61	58
Total Oral, Personal and Home Care	266	273	269
Pet Nutrition	36	32	31
Corporate	49	43	34
Total Depreciation and amortization	$ 351	$ 348	$ 334

Identifiable assets	2009	2008	2007
Oral, Personal and Home Care			
North America	$ 2,271	$ 1,997	$ 2,083
Latin America	3,278	2,550	2,640
Europe/South Pacific	2,647	2,620	2,757
Greater Asia/Africa	1,760	1,704	1,657
Total Oral, Personal and Home Care	9,956	8,871	9,137
Pet Nutrition	1,127	1,025	746
Corporate[3]	51	83	229
Total Identifiable assets[4]	$ 11,134	$ 9,979	$ 10,112

(3) Corporate identifiable assets primarily consist of derivative instruments (44%) and investments in equity securities (46%) in 2009. In 2008, Corporate identifiable assets primarily consist of derivative instruments (66%) and investments in equity securities (27%). In 2007, Corporate identifiable assets consisted primarily of U.S. benefit plan assets and investments in equity securities.

(4) Long-lived assets in the U.S., primarily property, plant and equipment and goodwill and other intangibles represented approximately one-third of total long-lived assets of $6,795, $6,182 and $6,402 in 2009, 2008 and 2007, respectively.

(Dollars in Millions Except Per Share Amounts)

15. Supplemental Income Statement Information

Other (income) expense, net	2009	2008	2007
Amortization of intangible assets	$ 22	$ 19	$ 18
Legal and environmental matters	27	23	—
Remeasurement of certain liabilities in Venezuela	27	—	—
Asset impairments	16	—	—
Equity (income)	(5)	(4)	(4)
2004 Restructuring Program	—	24	56
Investment losses (income)	—	25	(2)
Gain on sales of non-core product lines, net	—	—	(49)
Pension settlement charges	—	—	15
Hill's limited voluntary recall	—	—	13
Other, net	24	16	7
Total Other (income) expense, net	$ 111	$ 103	$ 54

Interest expense, net	2009	2008	2007
Interest incurred	$ 102	$ 115	$ 173
Interest capitalized	(14)	(9)	(6)
Interest income	(11)	(10)	(10)
Total Interest expense, net	$ 77	$ 96	$ 157

	2009	2008	2007
Research and development	$ 269	$ 253	$ 247
Advertising	$ 1,534	$ 1,650	$ 1,546

16. Supplemental Balance Sheet Information

Inventories	2009	2008
Raw materials and supplies	$ 310	$ 297
Work-in-process	50	41
Finished goods	849	859
Total Inventories	$ 1,209	$ 1,197

Inventories valued under LIFO amounted to $255 and $244 at December 31, 2009 and 2008, respectively. The excess of current cost over LIFO cost at the end of each year was $55 and $54, respectively. The liquidations of LIFO inventory quantities had no material effect on income in 2009, 2008 and 2007.

(Dollars in Millions Except Per Share Amounts)

Property, plant and equipment, net	2009	2008
Land	$ 156	$ 151
Buildings	1,077	1,028
Manufacturing machinery and equipment	4,481	3,884
Other equipment	986	874
	6,700	5,937
Accumulated depreciation	(3,184)	(2,818)
Total Property, plant and equipment, net	$ 3,516	$ 3,119

Other accruals	2009	2008
Accrued advertising	$ 538	$ 457
Accrued payroll and employee benefits	370	317
Accrued taxes other than income taxes	101	60
Restructuring accrual	15	33
Pension and other retiree benefits	61	56
Accrued interest	24	23
Derivatives	9	72
Other	561	403
Total Other accruals	$ 1,679	$ 1,421

Other liabilities	2009	2008
Pension and other retiree benefits	$ 1,226	$ 1,187
Other	149	129
Total Other liabilities	$ 1,375	$ 1,316

Accumulated Other Comprehensive Income

Accumulated other comprehensive income is comprised of cumulative foreign currency translation gains and losses, unrecognized pension and other retiree benefit costs, unrealized gains and losses from derivative instruments designated as cash flow hedges and unrealized gains/losses on available for sale securities. At December 31, 2009 and 2008, Accumulated other comprehensive income consisted primarily of aftertax unrecognized pension and other retiree benefit costs of $657 and $665, respectively, and cumulative foreign currency translation adjustments of $1,453 and $1,799, respectively. Foreign currency translation adjustments in 2009 primarily reflect gains due to the strengthening of the Brazilian real and Swiss franc, while losses in 2008 were largely due to the weakening of the Brazilian real, Mexican peso and Euro.

COLGATE-PALMOLIVE COMPANY

Notes to Consolidated Financial Statements (continued)

(Dollars in Millions Except Per Share Amounts)

17. Quarterly Financial Data (Unaudited)

	Total	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2009					
Net sales	$ 15,327	$ 3,503	$ 3,745	$ 3,998	$ 4,081
Gross profit	9,008	2,013	2,201	2,367	2,427
Net income	2,291	508	562	590	631
Earnings per common share:					
Basic	4.53	1.00	1.11	1.17	1.25
Diluted	4.37	0.97	1.07	1.12	1.21
2008					
Net sales	$ 15,330	$ 3,713	$ 3,965	$ 3,988	$ 3,664
Gross profit	8,626	2,100	2,240	2,236	2,050
Net income	1,957	466[1]	494[2]	500[3]	497[4]
Earnings per common share:					
Basic	3.81	0.90	0.96	0.98	0.97
Diluted	3.66	0.86[1]	0.92[2]	0.94[3]	0.94[4]

Note: Basic and diluted earnings per share are computed independently for each quarter presented. Accordingly, the sum of the quarterly earnings per share may not agree with the calculated full year earnings per share.

(1) Net income and diluted earnings per share for the first quarter of 2008 were reduced by an aftertax charge of $21 and $0.04, respectively, reflecting charges related to the 2004 Restructuring Program.

(2) Net income and diluted earnings per share for the second quarter of 2008 were reduced by an aftertax charge of $30 and $0.06, respectively, reflecting charges related to the 2004 Restructuring Program.

(3) Net income and diluted earnings per share for the third quarter of 2008 were reduced by an aftertax charge of $31 and $0.05, respectively, reflecting charges related to the 2004 Restructuring Program.

(4) Net income and diluted earnings per share for the fourth quarter of 2008 were reduced by an aftertax charge of $31 and $0.06, respectively, reflecting charges related to the 2004 Restructuring Program.

18. Subsequent Events - Venezuela

Effective January 1, 2010, Venezuela has been designated as hyper-inflationary and therefore CP Venezuela's functional currency will be the U.S. dollar. As a result, the impact of all future Venezuelan currency fluctuations will be reported in income. Changing the reporting currency from the Venezuelan bolivar to the U.S. dollar resulted in a one-time charge of approximately $275, recorded as a Cumulative translation adjustment in Other comprehensive income (loss) on January 1, 2010. This charge primarily represents the premium paid to acquire U.S. dollar-denominated cash and bonds at the parallel market rate. Previously these assets had been remeasured at the parallel market rate and then translated for financial reporting purposes at the official rate of 2.15.

On January 8, 2010, the Venezuelan government announced its decision to devalue its currency and implement a two-tier exchange rate structure. As a result, the official exchange rate changed from 2.15 to 2.60 for essential goods and 4.30 for non-essential goods. While we currently believe that many of our products may receive the 2.60 rate of exchange, we will remeasure the financial statements of our Venezuelan subsidiary for 2010 and future periods at the rate at which we expect to remit dividends, which currently is 4.30. As the local currency operations in Venezuela will now translate into fewer U.S. dollars, this will have an ongoing adverse effect on our reported results.

COLGATE-PALMOLIVE COMPANY

SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS

(Dollars in Millions)

Column A	Column B	Column C		Column D	Column E
		Additions			
	Balance at Beginning of Period	Charged to Costs and Expenses	Other	Deductions	Balance at End of Period
Year Ended December 31, 2009					
Allowance for doubtful accounts and estimated returns	$ 47	$ 9	$ —	$ 4	$ 52
Valuation allowance for deferred tax assets	$ 5	$ —	$ —	$ 3[1]	$ 2
Year Ended December 31, 2008					
Allowance for doubtful accounts and estimated returns	$ 51	$ 6	$ —	$ 10	$ 47
Valuation allowance for deferred tax assets	$ 11	$ 3	$ —	$ 9[1]	$ 5
Year Ended December 31, 2007					
Allowance for doubtful accounts and estimated returns	$ 46	$ 7	$ —	$ 2	$ 51
Valuation allowance for deferred tax assets	$ 125	$ 6	$ —	$ 120[2]	$ 11

(1) Decrease in allowance due to utilization of tax loss and tax credit carryforwards.

(2) Decrease is primarily a result of the reduction of a tax loss carryforward valuation allowance in Brazil of $95 and the utilization of tax loss and tax credit carryforwards.

COLGATE-PALMOLIVE COMPANY

Market and Dividend Information

The Company's common stock is listed on the New York Stock Exchange. The trading symbol for the common stock is CL. Dividends on the common stock have been paid every year since 1895, and the Company's regular common stock dividend payments have increased for 47 consecutive years.

Market Price of Common Stock

Quarter Ended	2009 High	2009 Low	2008 High	2008 Low
March 31	$ 69.32	$ 55.05	$ 80.98	$ 73.50
June 30	71.76	57.29	78.89	68.21
September 30	76.55	71.02	79.99	68.56
December 31	86.32	75.82	76.76	54.77
Year-end Closing Price	$ 82.15		$ 68.54	

Dividends Paid Per Common Share

Quarter Ended	2009	2008
March 31	$ 0.40	$ 0.36
June 30	0.44	0.40
September 30	0.44	0.40
December 31	0.44	0.40
Total	$ 1.72	$ 1.56

Stock Price Performance Graphs

The following graphs compare cumulative total stockholder returns on the Colgate-Palmolive common stock against the S&P Composite-500 Stock Index and a peer company index for a twenty-year period, ten-year period and a five-year period each ending December 31, 2009. The companies included in the peer company index are consumer products companies that have both domestic and international businesses. These companies are: Avon Products, Inc., The Clorox Company, Kimberly-Clark Corporation, The Procter & Gamble Company and Unilever (N.V. and plc).



20-Year Stock Price Performance Graph
DOLLARS
2000
1500
1000
500
0
Colgate
Peer Group
S&P 500
1989 1991 1993 1995 1997 1999 2001 2003 2005 2007 2009
Colgate ■ 100 163 217 258 562 1020 927 828 944 1398 1544
S&P 500 ○ 100 126 150 209 342 533 427 428 498 608 484
Peer Group ▲ 100 140 167 242 434 542 481 603 695 984 885
10-Year Stock Price Performance Graph
DOLLARS
300
200
100
0
Peer Group
Colgate
S&P 500
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009
Colgate ■ 100 100 91 84 81 85 93 112 137 123 151
S&P 500 ○ 100 91 80 62 80 89 93 108 114 72 91
Peer Group ▲ 100 90 89 96 111 125 128 150 182 143 163

Market and Dividend Information


5-Year Stock Price Performance Graph
200
150
100
50
0
DOLLARS
Colgate
Peer Group
S&P 500
2004
2005
2006
2007
2008
2009

	2004	2005	2006	2007	2008	2009
Colgate ■	100	110	133	162	146	179
S&P 500 ○	100	105	121	128	81	102
Peer Group ▲	100	103	120	145	115	131

These performance graphs do not constitute soliciting material, are not deemed filed with the Securities and Exchange Commission and are not incorporated by reference in any of the Company's filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date of this Annual Report on Form 10-K and irrespective of any general incorporation language in any such filing, except to the extent the Company specifically incorporates these performance graphs by reference therein.

COLGATE-PALMOLIVE COMPANY

Historical Financial Summary
For the years ended December 31,

(Dollars in Millions Except Per Share Amounts)

(Unaudited)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Continuing Operations										
Net sales[1]	$ 15,327	$ 15,330	$ 13,790	$ 12,238	$ 11,397	$ 10,584	$ 9,903	$ 9,294	$ 9,084	$ 9,004
Results of operations:										
Net income	2,291	1,957[2]	1,737[3]	1,353[4]	1,351[5]	1,327[6]	1,421	1,288	1,147	1,064
Per share, basic	4.53	3.81[2]	3.35[3]	2.57[4]	2.54[5]	2.45[6]	2.60	2.33	2.02	1.81
Per share, diluted	4.37	3.66[2]	3.20[3]	2.46[4]	2.43[5]	2.33[6]	2.46	2.19	1.89	1.70
Depreciation and amortization expense	351	348	334	329	329	328	316	297	336	338
Financial Position										
Current ratio	1.1	1.3	1.1	1.0	1.0	1.0	1.0	1.0	1.0	1.0
Property, plant and equipment, net	3,516	3,119	3,015	2,696	2,544	2,648	2,542	2,491	2,514	2,528
Capital expenditures	575	684	583	476	389	348	302	344	340	367
Total assets	11,134	9,979	10,112	9,138	8,507	8,673	7,479	7,087	6,985	7,252
Long-term debt	2,821	3,585	3,222	2,720	2,918	3,089	2,685	3,211	2,812	2,537
Colgate-Palmolive Company shareholders' equity	3,116	1,923	2,286	1,411	1,350	1,245	887	350	846	1,468
Share and Other										
Book value per common share	6.52	4.09[7]	4.75[7]	3.03[7]	2.87[7]	2.84[7]	2.11[7]	1.08[7]	1.91[7]	2.78[7]
Cash dividends declared and paid per common share	1.72	1.56	1.40	1.25	1.11	0.96	0.90	0.72	0.675	0.63
Closing price	82.15	68.54	77.96	65.24	54.85	51.16	50.05	52.43	57.75	64.55
Number of common shares outstanding (in millions)	494.2	501.4	509.0	512.7	516.2	526.6	533.7	536.0	550.7	566.7
Number of common shareholders of record	30,600	31,400	32,200	33,400	35,000	36,500	37,700	38,800	40,900	42,300
Average number of employees	38,100	36,600	36,000	34,700	35,800	36,000	36,600	37,700	38,500	38,300

[1] Net sales amounts for 2001 and 2000 have been revised to reflect the reclassification of certain sales incentives and promotional expenses from selling, general and administrative expenses to a reduction of net sales and cost of sales in accordance with new accounting standards.

[2] Net income and earnings per share in 2008 include $113 of aftertax charges associated with the 2004 Restructuring Program.

[3] Net income and earnings per share in 2007 include a gain for the sale of the Company's household bleach business in Latin America of $29 aftertax and an income tax benefit of $74 related to the reduction of a tax loss carryforward valuation allowance in Brazil, partially offset by tax provisions for the recapitalization of certain overseas subsidiaries. These gains were more than offset by $184 of aftertax charges associated with the 2004 Restructuring Program, $10 of pension settlement charges and $8 of charges related to the limited voluntary recall of certain Hill's Pet Nutrition feline products.

[4] Net income and earnings per share in 2006 include a gain for the sale of the Company's household bleach business in Canada of $38 aftertax. This gain was more than offset by $287 of aftertax charges associated with the 2004 Restructuring Program and $48 of aftertax charges related to the adoption of the update to the Stock Compensation Topic of the FASB Codification.

[5] Net income and earnings per share in 2005 include a gain for the sale of heavy-duty laundry detergent brands in North America and Southeast Asia of $93 aftertax. This gain was more than offset by $145 of aftertax charges associated with the 2004 Restructuring Program, $41 of income taxes for incremental repatriation of foreign earnings related to the American Jobs Creation Act and $23 aftertax of non-cash pension and other retiree benefit charges.

[6] Net income and earnings per share in 2004 include $48 of aftertax charges associated with the 2004 Restructuring Program.

[7] Amounts have been recalculated to conform to the current year presentation required by the Consolidation Topic of the FASB Codification. See Note 2 to the Consolidated Financial Statements for additional information.

COLGATE-PALMOLIVE COMPANY

EXHIBITS TO FORM 10-K

YEAR ENDED DECEMBER 31, 2009

Commission File No. 1-644

Exhibit No.		Description
3-A		Restated Certificate of Incorporation, as amended. (Registrant hereby incorporates by reference Exhibit 3-A to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, File No. 1-644.)
3-B		By-laws, as amended. (Registrant hereby incorporates by reference Exhibit 3-A to its Current Report on Form 8-K filed on June 7, 2007, File No. 1-644.)
4	a)	Indenture, dated as of November 15, 1992, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York) as Trustee. (Registrant hereby incorporates by reference Exhibit 4.1 to its Registration Statement on Form S-3 and Post-Effective Amendment No. 1 filed on June 26, 1992, Registration No. 33-48840.)*
	b)	Colgate-Palmolive Company Employee Stock Ownership Trust Agreement dated as of June 1, 1989, as amended. (Registrant hereby incorporates by reference Exhibit 4-B (b) to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-644.)
	c)	Form of 4.75% Notes Due 2014 of Colgate-Palmolive Company. (Registrant hereby incorporates by reference Exhibit 99(B) to its Registration Statement on Form 8-A filed on June 8, 2007, File No. 1-644.)
10-A	a)	Colgate-Palmolive Company 2009 Executive Incentive Compensation Plan. (Registrant hereby incorporates by reference Appendix A to its 2009 Notice of Meeting and Proxy Statement.)
	b)	Colgate-Palmolive Company Executive Incentive Compensation Plan Trust, as amended. (Registrant hereby incorporates by reference Exhibit 10-B (b) to its Annual Report on Form 10-K for the year ended December 31, 1987, File No. 1-644.)
	c)	Amendment, dated as of October 29, 2007, to the Colgate-Palmolive Company Executive Incentive Compensation Plan Trust. (Registrant hereby incorporates by reference Exhibit 10-A (b) to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, File No. 1-644.)
10-B	a)	Colgate-Palmolive Company Supplemental Salaried Employees' Retirement Plan, amended and restated as of September 12, 2007. (Registrant hereby incorporates by reference Exhibit 10-B (a) to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, File No. 1-644.)
	b)	Amended and Restated Colgate-Palmolive Company Supplemental Salaried Employees' Retirement Plan Trust, dated August 2, 1990. (Registrant hereby incorporates by reference Exhibit 10-B (b) to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, File No. 1-644.)
	c)	Amendment, dated as of October 29, 2007, to the Amended and Restated Colgate-Palmolive Company Supplemental Salaried Employee Trust. (Registrant hereby incorporates by reference Exhibit 10-B (c) to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, File No. 1-644.)
	d)	Amendment, dated as of February 25, 2010, to the Amended and Restated Colgate-Palmolive Company Supplemental Salaried Employees' Retirement Plan. **

Exhibit No.		Description
10-C	a)	Colgate-Palmolive Company Executive Severance Plan, as amended and restated as of June 7, 2007. (Registrant hereby incorporates by reference Exhibit 10-A to its Current Report on Form 8-K filed on June 7, 2007, File No. 1-644.)
	b)	Colgate-Palmolive Company Executive Severance Plan Trust. (Registrant hereby incorporates by reference Exhibit 10-E (b) to its Annual Report on Form 10-K for the year ended December 31, 1987, File No. 1-644.)
	c)	Amendment, dated as of October 29, 2007, to the Colgate-Palmolive Company Executive Severance Plan Trust. (Registrant hereby incorporates by reference Exhibit 10-C to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, File No. 1-644.)
10-D		Colgate-Palmolive Company Pension Plan for Outside Directors, as amended and restated. (Registrant hereby incorporates by reference Exhibit 10-D to its Annual Report on Form 10-K for the year ended December 31, 1999, File No. 1-644.)
10-E		Colgate-Palmolive Company 2007 Stock Plan for Non-Employee Directors, amended and restated as of September 12, 2007. (Registrant hereby incorporates by reference Exhibit 10-D to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, File No. 1-644.)
10-F		Colgate-Palmolive Company Stock Plan for Non-Employee Directors, amended and restated as of September 12, 2007. (Registrant hereby incorporates by reference Exhibit 10-E to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, File No. 1-644.)
10-G	a)	Colgate-Palmolive Company Restated and Amended Deferred Compensation Plan for Non-Employee Directors, as amended. (Registrant hereby incorporates by reference Exhibit 10-H to its Annual Report on Form 10-K for the year ended December 31, 1997, File No. 1-644.)
	b)	Amendment, dated as of September 12, 2007, to the Colgate-Palmolive Company Restated and Amended Deferred Compensation Plan for Non-Employee Directors. (Registrant hereby incorporates by reference Exhibit 10-F to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, File No. 1-644.)
10-H		Colgate-Palmolive Company Deferred Compensation Plan, amended and restated as of September 12, 2007. (Registrant hereby incorporates by reference Exhibit 10-G to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, File No. 1-644.)
10-I		Colgate-Palmolive Company Above and Beyond Plan – Officer Level. (Registrant hereby incorporates by reference Exhibit 10-A to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, File No. 1-644.)
10-J	a)	Colgate-Palmolive Company Non-Employee Director Stock Option Plan, as amended. (Registrant hereby incorporates by reference Exhibit 10-L to its Annual Report on Form 10-K for the year ended December 31, 1997, File No. 1-644.)
	b)	Amendment, dated as of December 29, 2005, to the Colgate-Palmolive Company Non-Employee Director Stock Option Plan, as amended. (Registrant hereby incorporates by reference Exhibit 10-J (b) to its Annual Report on Form 10-K for the year ended December 31, 2005, File No. 1-644.)
	c)	Amendment, dated as of December 7, 2006, to the Colgate-Palmolive Company Non-Employee Director Stock Option Plan, as amended. (Registrant hereby incorporates by reference Exhibit 10-J (c) to its Annual Report on Form 10-K for the year ended December 31, 2006, File No. 1-644.)
	d)	Amendment, dated as of October 29, 2007, to the Colgate-Palmolive Company Non-Employee Director Stock Option Plan. (Registrant hereby incorporates by reference Exhibit 10-K to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, File No. 1-644.)

Exhibit No.		Description
10-K	a)	U.S. $1,500,000,000 Five Year Credit Agreement dated as of November 3, 2005, among Colgate-Palmolive Company as Borrower, the Banks named therein as Banks, Bank of America, N.A., BNP Paribas, HSBC Bank USA, N.A. and JPMorgan Chase Bank, N.A. as Co-Syndication Agents, Citibank, N.A. as Administrative Agent and Citigroup Global Markets Inc. as Arranger. (Registrant hereby incorporates by reference Exhibit 10-A to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, File No. 1-644.)
	b)	Assumption Agreement dated August 13, 2008, among Colgate-Palmolive Company as Borrower, Citibank, N.A. as Administrative Agent and Banco Bilao Vizcaya Argentaria, S.A. (Registrant hereby incorporates by reference Exhibit 10-M (b) to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, File No. 1-644.)
	c)	Assumption Agreement dated August 13, 2008, among Colgate-Palmolive Company as Borrower, Citibank, N.A. as Administrative Agent and The Northern Trust Company. (Registrant hereby incorporates by reference Exhibit 10-M (c) to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, File No. 1-644.)
10-L	a)	Colgate-Palmolive Company 1997 Stock Option Plan. (Registrant hereby incorporates by reference appendix A to its 1997 Notice of Meeting and Proxy Statement.)
	b)	Amendment, dated as of December 29, 2005, to the Colgate-Palmolive Company 1997 Stock Option Plan. (Registrant hereby incorporates by reference Exhibit 10-M (b) to its Annual Report on Form 10-K for the year ended December 31, 2005, File No. 1-644.)
	c)	Amendment, dated as of December 7, 2006, to the Colgate-Palmolive Company 1997 Stock Option Plan. (Registrant hereby incorporates by reference Exhibit 10-M (c) to its Annual Report on Form 10-K for the year ended December 31, 2006, File No. 1-644.).
	d)	Action, dated as of October 29, 2007, taken pursuant to the Colgate-Palmolive Company 2005 Employee Stock Option Plan and Colgate-Palmolive Company 1997 Stock Option Plan. (Registrant hereby incorporates by reference Exhibit 10-I to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, File No. 1-644.)
10-M		Colgate-Palmolive Company Supplemental Savings and Investment Plan, amended and restated as of September 12, 2007. (Registrant hereby incorporates by reference Exhibit 10-H to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, File No. 1-644.)
10-N		Form of Indemnification Agreement between Colgate-Palmolive Company and its directors, executive officers and certain key employees. (Registrant hereby incorporates by reference Exhibit 10-B to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, File No. 1-644.)
10-O		Form of Stock Incentive Agreement used in connection with grants to employees under the Colgate-Palmolive Company 1997 Stock Option Plan. (Registrant hereby incorporates by reference Exhibit 10-O to its Current Report on Form 8-K dated September 8, 2004, File No. 1-644.)
10-P		Form of Restricted Stock Award Agreement used in connection with grants to employees under the 2009 Colgate-Palmolive Company Executive Incentive Compensation Plan.**

Exhibit No.		Description
10-Q	a)	Colgate-Palmolive Company 2005 Non-Employee Director Stock Option Plan. (Registrant hereby incorporates by reference appendix C to its 2005 Notice of Meeting and Proxy Statement.)
	b)	Form of Award Agreement used in connection with grants to non-employee directors under the Colgate-Palmolive Company 2005 Non-Employee Director Stock Option Plan. (Registrant hereby incorporates by reference Exhibit 10-B to its Current Report on Form 8-K dated May 4, 2005, File No. 1-644.)
	c)	Amendment, dated as of September 7, 2006, to the Colgate-Palmolive Company 2005 Non-Employee Director Stock Option Plan. (Registrant hereby incorporates by reference Exhibit 10-B to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, File No. 1-644.)
	d)	Amendment, dated as of December 7, 2006, to the Colgate-Palmolive Company 2005 Non-Employee Director Stock Option Plan. (Registrant hereby incorporates by reference Exhibit 10-S (d) to its Annual Report on Form 10-K for the year ended December 31, 2006, File No. 1-644.)
	e)	Amendment, dated as of October 29, 2007, to the Colgate-Palmolive Company 2005 Non-Employee Director Stock Option Plan. (Registrant hereby incorporates by reference Exhibit 10-J to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, File No. 1-644.)
10-R	a)	Colgate-Palmolive Company 2005 Employee Stock Option Plan. (Registrant hereby incorporates by reference appendix B to its 2005 Notice of Meeting and Proxy Statement.)
	b)	Form of Award Agreement used in connection with grants to employees under the Colgate-Palmolive Company 2005 Employee Stock Option Plan. (Registrant hereby incorporates by reference Exhibit 10-A to its Current Report on Form 8-K dated May 4, 2005, File No. 1-644.)
	c)	Amendment, dated as of September 7, 2006, to the Colgate-Palmolive Company 2005 Employee Stock Option Plan. (Registrant hereby incorporates by reference Exhibit 10-A to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, File No. 1-644.)
	d)	Amendment, dated as of December 7, 2006, to the Colgate-Palmolive Company 2005 Employee Stock Option Plan. (Registrant hereby incorporates by reference Exhibit 10-T (d) to its Annual Report on Form 10-K for the year ended December 31, 2006, File No. 1-644.)
	e)	Action, dated as of October 29, 2007, taken pursuant to the Colgate-Palmolive Company 2005 Employee Stock Option Plan and Colgate-Palmolive Company 1997 Stock Option Plan. (Registrant hereby incorporates by reference Exhibit 10-I to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, File No. 1-644.)
	f)	Amendment, dated as of February 26, 2009, to the Colgate-Palmolive Company 2005 Employee Stock Option Plan. (Registrant hereby incorporates by reference Exhibit 10-S (f) to its Annual Report on Form 10-K for the year ended December 31, 2008, File No. 1-644.)
10-S		Retirement Agreement, dated as of February 21, 2007, between Colgate-Palmolive Company and Javier G. Teruel. (Registrant hereby incorporates by reference Exhibit 10-V to its Annual Report on Form 10-K for the year ended December 31, 2006, File No. 1-644.)
12		Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends.**
21		Subsidiaries of the Registrant.**
23		Consent of Independent Registered Public Accounting Firm.**
31-A		Certificate of the Chairman of the Board, President and Chief Executive Officer of Colgate-Palmolive Company pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.**

Exhibit No.	Description
31-B	Certificate of the Chief Financial Officer of Colgate-Palmolive Company pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.**
32	Certificate of the Chairman of the Board, President and Chief Executive Officer and the Chief Financial Officer of Colgate-Palmolive Company pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. § 1350.**
101	The following materials from Colgate-Palmolive Company's Annual Report on Form 10-K for the year ended December 31, 2009, formatted in eXtensible Business Reporting Language (XBRL): (i) the Consolidated Statements of Income, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Changes in Shareholders' Equity, (iv) the Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.

---

* Registrant hereby undertakes upon request to furnish the Commission with a copy of any instrument with respect to long-term debt where the total amount of securities authorized thereunder does not exceed 10% of the total assets of the registrant and its subsidiaries on a consolidated basis.

** Filed herewith.

The exhibits indicated above that are not included with the Form 10-K are available upon request and payment of a reasonable fee approximating the registrant's cost of providing and mailing the exhibits. Inquiries should be directed to:

Colgate-Palmolive Company
Office of the Secretary (10-K Exhibits)
300 Park Avenue
New York, New York 10022-7499

COLGATE-PALMOLIVE COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

(Dollars in Millions Except Per Share Amounts)

	Years Ended December 31,				
	2009	2008(A)	2007(A)	2006(A)	2005(A)
Earnings:					
Income before income taxes	$ 3,538	$ 3,005	$ 2,563	$ 2,059	$ 2,134
Add:					
Interest on indebtedness and amortization of debt expense and discount or premium	88	106	167	167	142
Portion of rents representative of interest factor	71	61	52	47	44
Loss on equity investments	—	—	—	—	—
Less:					
Gain on equity investments	(5)	(4)	(3)	(3)	(2)
Income as adjusted	$ 3,692	$ 3,168	$ 2,779	$ 2,270	$ 2,318
Fixed Charges:					
Interest on indebtedness and amortization of debt expense and discount or premium	$ 88	$ 106	$ 167	$ 167	$ 142
Portion of rents representative of interest factor	71	61	52	47	44
Capitalized interest	14	9	6	4	3
Total fixed charges	$ 173	$ 176	$ 225	$ 218	$ 189
Preferred Dividends:					
Dividends declared on Preference stock	36	35	35	36	35
Total preferred dividends	$ 36	$ 35	$ 35	$ 36	$ 35
Ratio of earnings to fixed charges	21.3	18.0	12.4	10.4	12.3
Ratio of earnings to fixed charges and preferred dividends	17.7	15.0	10.7	8.9	10.3

(A) Prior year amounts have been recalculated to conform to the current year presentation required by the Consolidation Topic of the FASB Codification. See Note 2 to the Consolidated Financial Statements for additional information.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Shareholder Information

Corporate Offices
Colgate-Palmolive Company
300 Park Avenue
New York, NY 10022-7499
(212) 310-2000

Stock Exchanges
The common stock of Colgate-Palmolive Company is listed and traded on The New



CL
Listed
NYSE

York Stock Exchange under the symbol CL and on other world exchanges including Frankfurt, London, Zurich and Euronext.

SEC and NYSE Certifications
The certifications of Colgate's Chief Executive Officer and Chief Financial Officer, required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to Colgate's 2009 Annual Report on Form 10-K. In addition, in 2009, Colgate's Chief Executive Officer submitted the annual certification to the NYSE regarding Colgate's compliance with the NYSE corporate governance listing standards.

Transfer Agent and Registrar
Our transfer agent can assist you with a variety of shareholder services, including change of address, transfer of stock to another person, questions about dividend checks, direct deposit of dividends and Colgate's Direct Stock Purchase Plan:

BNY Mellon Shareowner Services
Shareowner Services
PO Box 358015
Pittsburgh, PA 15252-8015
1-800-756-8700 or (201) 680-6685

E-mail:
Colgateshareowners@bankofny.com
Web site:
www.bnymellon.com/shareowner/isd
Hearing impaired: TDD: 1-800-231-5469

Direct Stock Purchase Plan
A Direct Stock Purchase Plan is available through BNY Mellon Shareowner Services, our transfer agent. The Plan includes dividend reinvestment options, offers optional cash investments by check or automatic monthly payments, as well as many other features. If you would like to learn more about the Plan or to enroll, please visit the web site indicated above or contact our transfer agent, at 1-800-756-8700 to request a Plan brochure and the forms needed to start the process.

Annual Meeting
Colgate shareholders are invited to attend our annual meeting. It will be held on Friday, May 7, 2010 at 10:00 a.m. in the Broadway Ballroom of the Marriott Marquis Hotel, Sixth Floor, Broadway at 45th Street, New York, NY. Even if you plan to attend the meeting, please vote by proxy. You may do so by using the telephone, the web site or your proxy card.

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP

Communications to the Board of Directors
Stockholders and other interested parties are encouraged to communicate directly with the Company's independent directors by sending an e-mail to directors@colpal.com or by writing to Directors, c/o Office of the General Counsel, Colgate-Palmolive Company, 300 Park Avenue, 11th Floor, New York, NY 10022-7499. Stockholders and other interested parties may also communicate with individual independent directors and committee chairs by writing to them at the above mailing address, in care of the Office of the General Counsel. Such communications are handled in accordance with the procedures described on the Company's web site, www.colgate.com.

Financial Information
Financial results, dividend news and SEC filings are available on Colgate's web site: www.colgate.com.

Colgate also offers earnings information, dividend news and other corporate announcements toll-free at 1-800-850-2654. The information can be read to the caller and can also be received by mail or fax.

Investor Relations/Reports
Copies of annual reports, press releases, company brochures, Forms 10-K and other filings and publications are available without charge from the Investor Relations Department:

- by mail, directed to the corporate address
- by e-mail, investor_relations@colpal.com
- by calling 1-800-850-2654 or by calling Investor Relations at (212) 310-2575

Individual investors with other requests:

- please write Investor Relations at the corporate address or
- call (212) 310-2575

Institutional investors:

- call Bina Thompson at (212) 310-3072

Other Reports
You can obtain a copy of Colgate's World Fact Sheet, Advertising Placement Policy, Product Safety Research Policy, Colgate's Global Supply Chain, HIV/AIDS Policy, Environmental, Occupational Health & Safety Policy, Colgate's Global Diversity and Our History by calling Colgate-Palmolive Consumer Affairs at 1-800-468-6502. Colgate: Respecting The World Around Us – Living Our Values For Sustainability and Colgate's Code of Conduct are available on Colgate's web site at www.colgate.com.

Consumer Affairs
For Oral, Personal and Home Care
1-800-468-6502
For Hill's Pet Nutrition
1-800-445-5777

Corporate Communications
(212) 310-2199

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. BV-COC-080102
© 1996 Forest Stewardship Council
FSC

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Major Photography by Richard Alcorn
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COLGATE-PALMOLIVE COMPANY

300 Park Avenue New York, NY 10022-7499